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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

(AMENDMENT NO.                  )*

SEEC, Inc. (Name of Issuer)
Common Stock, $0.01 Par Value (Title of Class of Securities)
784110108 (CUSIP Number)
John A. Denniston Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025 650.233.2750	Ronald B. Moskovitz Brobeck, Phleger & Harrison LLP One Market—Spear Tower San Francisco CA 94105 415.442.0900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 8, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box    ☐

(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. 784110108	13D	Page 2 of 14 Pages

(1)	Names of Reporting Persons. Vinod Khosla S.S. or I.R.S. Identification Nos. of Above Persons (entities only)

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* 00, PF, and AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization United States

NUMBER OF SHARES	(7)	Sole Voting Power 22,973
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,182,381
PERSON WITH
	(9)	Sole Dispositive Power 22,973

	(10)	Shared Dispositive Power 1,182,381

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,354(1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 19.9%

(14)	Type of Reporting Person* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

(1)
Mr. Khosla expressly disclaims beneficial ownership of any shares of SEEC, Inc. stock not held directly by him.

CUSIP No. 784110108	13D	Page 3 of 14 Pages

(1)	Names of Reporting Persons. KPCB IX Associates, LLC S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 94-3320706

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 1,182,381
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 1,182,381

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,182,381

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 19.5%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 784110108	13D	Page 4 of 14 Pages

(1)	Names of Reporting Persons. Kleiner Perkins Caufield & Byers IX-A, L.P. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 94-3320707

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 937,042
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 937,042

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 937,042

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 15.5%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 784110108	13D	Page 5 of 14 Pages

(1)	Names of Reporting Persons. Kleiner Perkins Caufield & Byers IX-B, L.P. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 94-3324139

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

NUMBER OF SHARES	(7)	Sole Voting Power 0
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 28,929
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 28,929

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 28,929

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 0.5%

(14)	Type of Reporting Person* PN

*SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 784110108	13D	Page 6 of 14 Pages

(1)	Names of Reporting Persons. KPCB Holdings, Inc. S.S. or I.R.S. Identification Nos. of Above Persons (entities only) 2154956

(2)	Check the Appropriate Box if a Member of a Group*		(a) ☐
(b) ☒

(3) SEC Use Only

(4)	Source of Funds* AF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

(6)	Citizenship or Place of Organization California

NUMBER OF SHARES	(7)	Sole Voting Power 1,081,912
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	Shared Voting Power 0
PERSON WITH
	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,081,912

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
☐

(13)	Percent of Class Represented by Amount in Row (11) 17.9%

(14)	Type of Reporting Person* CO

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.    SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Issuer Common Stock"), of SEEC, Inc., a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located Park West One, Cliff Mine Road, Ste. 200, Pittsburgh, Pennsylvania 15275.

ITEM 2.    IDENTITY AND BACKGROUND.

        The name of the persons filing this statement (the "Reporting Persons") are as follows:

    Vinod Khosla
    KPCB IX Associates LLC ("KPCB Associates")
    Kleiner Perkins Caufield & Byers IX-A, L.P. ("KPCB IX-A")
    Kleiner Perkins Caufield & Byers IX-B, L.P. ("KPCB IX-B")
    KPCB Holdings, Inc. ("Holdings")

        The business address of the Reporting Persons is 2750 Sand Hill Road, Menlo Park, California 94025. The names, business addresses and present principal occupations of employment of the directors and executive officers of Holdings are set forth in the attached Appendix 1, which is incorporated in its entirety herein by reference.

        Mr. Khosla is a managing member of KPCB Associates. KPCB Associates is a California limited liability company. KPCB IX-A and KPCB IX-B are California limited partnerships. Holdings is a California corporation.

        During the past five years, no Reporting Person nor any individual listed on Appendix 1 to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, no Reporting Person nor any individual listed on Appendix 1 to this Schedule 13D has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violation with respect to such laws.

        Mr. Khosla is a citizen of the United States. KPCB Associates is limited liability company formed under the laws of California. KPCB IX-A and KPCB IX-B are limited partnerships formed under the laws of California. Holdings is a corporation formed under the laws of California. The individuals listed on Appendix 1 to this Schedule 13D are citizens of the United States.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Prior to January 8, 2003, none of the Reporting Persons nor any individual listed on Appendix 1 to this Schedule 13D beneficially owned any shares of Issuer Common Stock. Pursuant to that certain Common Stock Purchase Agreement dated as of January 8, 2003 (the "PIPE Agreement"), by and between the Issuer and KPCB Holdings, Inc., as nominee, the Reporting Persons purchased 1,205,354 shares of Issuer Common Stock at a per share purchase price of $1.08 per share (the "PIPE Shares") (such transaction, the "PIPE Transaction"). Of the 1,205,354 PIPE Shares, an aggregate of 216,410 shares are held for the account of certain other persons associated with KPCB Associates who do not have voting or dispositive power over the shares. Mr. Khosla and KPCB Associates have dispositive and voting power over these shares. The source of the funds used for the purchase of the PIPE Shares directly owned by the Reporting Persons was working capital, all of which were the Reporting Persons' own funds.

7

        In connection with the PIPE Transaction and to facilitate the Other Transactions (as defined in Item 4 below), certain stockholders of SEEC entered into Voting Agreements (as defined in Item 4 below) with Holdings, as described in Item 4 below. Neither Holdings nor any Reporting Person paid any consideration to any such stockholder in connection with the execution and delivery of the Voting Agreements.

ITEM 4.    PURPOSE OF TRANSACTION.

        (a)-(g)    The PIPE Shares acquired pursuant to the PIPE Transaction represent a significant ownership interest in the Issuer. In addition, to the extent the Other Transactions are completed (as described in this Item 4), Mr. Khosla and KPCB Associates will have a substantial interest in the Issuer (as described in this Item 4, closing of the Other Transactions is subject to certain conditions, including shareholder approval). Further, in connection with the PIPE Transaction, the Issuer agreed that, for so long as Holdings owns at least 200,000 shares of the PIPE Shares, it will use its best efforts to cause two designees of Holdings to be appointed to its board of directors. Effective as of immediately following the closing of the PIPE Transaction, Mr. Khosla was named to the Issuer's board of directors as one of these two designees. Pursuant to the PIPE Transaction, the Issuer agreed to cause a registration statement covering the PIPE Shares to be filed no later than ten business days following the date that the Issuer files a Form 8-K with the SEC containing the financial statements of Asera (as defined in this Item 4) required to be included therein.

        The Reporting Persons currently have no plan or proposal to acquire additional shares of Issuer Common Stock on the open market or otherwise, other than the PIPE Shares acquired pursuant to the PIPE Transaction and the additional Issuer Common Stock expected to be acquired pursuant to the Other Transactions. Other than as described in this Item 4, the Reporting Persons presently have no plan or proposal relating to the matters listed in Items (a)-(g) of Schedule 13D. The Reporting Persons reserve their right to change their plans or purposes with respect to these matters.

        Concurrently with the PIPE Transaction, the Issuer purchased certain assets, and assumed certain liabilities, of Asera, Inc., a Delaware corporation ("Asera"), pursuant to that certain Asset Purchase Agreement dated as of January 8, 2003 (the "Asset Transaction"). Included among the liabilities to be assumed was Asera's senior secured debt in the aggregate principal amount of $2,112,525 owed by Asera to several of its existing stockholders, including Holdings (the "Bridge Lenders").

        In connection with the Asset Transaction, Holdings, as the representative and collateral agent for and on behalf of all Bridge Lenders, entered into that certain Consent and Agreement dated as of January 8, 2003 (the "Conversion Agreement"), with, among others, Asera and the Issuer, pursuant to which the Bridge Lenders agreed to convert all amounts owed to the Bridge Lenders into an aggregate of 1,646,129 shares of Issuer Common Stock and the right, in certain circumstances to receive an aggregate of $301,782.32, subject to the satisfaction of certain specified conditions including, without limitation, the approval of the Issuer's shareholders (such transaction, the "Bridge Conversion").

        Concurrently with the PIPE Transaction, Holdings and the Issuer entered into that certain Consulting Agreement dated as of January 8, 2003 (the "Consulting Agreement"), pursuant to which Holdings agreed to provide certain consulting services to the Issuer in exchange for the issuance of warrants to purchase up to an aggregate of 2,500,000 shares of Issuer Common Stock (the "Consulting Warrants"), effective upon the satisfaction of certain specified conditions including, without limitation, the approval of the Issuer's shareholders.

        For the purposes hereof, the execution of the Asset Purchase Agreement, the Conversion Agreement and the Consulting Agreement and the consummation of each of the transactions contemplated thereby including, without limitation, the Asset Transaction, the Bridge Conversion and the issuance of the Consulting Warrants are collectively referred to as the "Other Transactions."

8

        As an inducement to the PIPE Transaction and the Other Transactions, the Key Shareholders (as defined herein), who collectively own 1,081,912 shares, or approximately 17.86% of the outstanding Issuer Common Stock (based on the 6,057,057 shares outstanding on December 31, 2002, as represented by the Issuer in the PIPE Agreement) (such shares, the "Voting Agreement Shares"), have entered into voting agreements with Holdings, for itself and on behalf of all Bridge Lenders (the "Voting Agreements"). Pursuant to the Voting Agreements, each Key Shareholder agreed to vote all of its shares of Issuer Common Stock (and any additional shares of Issuer Common Stock that it may later acquire), to the extent required under applicable law, rule or regulation, in favor of (i) the Asset Transaction, (ii) the Bridge Conversion, (iii) the issuance of the Consulting Warrants, and (iv) such other actions as are approved by the Issuer's board of directors in connection therewith (the "Contemplated Transactions"), and against any matter that is intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect any of all of the foregoing matters. In connection therewith, each Key Stockholder has irrevocably appointed Holdings as its lawful attorney and proxy to vote the Voting Agreement Shares for the Contemplated Transactions at each meeting of the Issuer's shareholders and every written consent in lieu of such meeting. Holdings has voting control with respect to the Voting Agreement Shares. As nominee, Holdings does not have voting or dispositive power with respect to any other Issuer Common Stock.

        Under the Voting Agreements, the Key Shareholders also agreed to not sell or otherwise dispose of the shares of Issuer Common Stock subject to such agreements except in certain limited circumstances. The Voting Agreements terminate upon the earlier to occur of (i) closing of the Other Transactions, or (ii) the last valid termination of the agreements giving effect to the Other Transactions, unless otherwise terminated by the parties. For the purposes hereof, the "Key Shareholders" consist of the following directors, executive officers and shareholders of the Issuer: Ravindra Koka; the Ravindra Koka Annuity Trust I; the Ravindra Koka Annuity Trust II; Adam D. Young; ADY Consulting Profit Sharing Keough; Adam D. Young Qualified Annuity Trust; Dana Young; Glen Chatfield; Geetha Reddy; Shyamala Reddy; T.N. Rajshekhar Reddy; T.N. Prithvi Reddy; and Nikhil Reddy Brochini.

        References to and descriptions of the PIPE Agreement, the Voting Agreement, the Conversion Agreement, the Consulting Agreement or the Consulting Warrants as set forth in this Item 4 are qualified in their entirety by reference to the PIPE Agreement, the Voting Agreement, the Conversion Agreement, the Consulting Agreement and the Consulting Warrants included as Exhibits 1, 2, 3, 4, and 5 respectively, to this Schedule 13D, which are incorporated by reference in their entirety in this Item 4.

        (h)  Not applicable.

        (i)    Not applicable.

        (j)    Not applicable.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

        (a)-(b)    Mr. Khosla has voting and dispositive power with respect to 1,205,354 issued and outstanding shares of SEEC common stock. Based on the 6,057,057 shares of SEEC common stock outstanding as of December 31, 2002, this represents 19.9% of the outstanding SEEC common stock. This amount consists of the following: (i) 22,973 shares held directly by Mr. Khosla; (ii) 937,042 shares held by KPCB IX-A; (iii) 28,929 shares held by KPCB IX-B; and (iv) 216,410 shares held by certain other persons associated with KPCB Associates. Mr. Khosla has sole voting and dispositive power with respect to the shares listed in (i), and shared voting and dispositive power with respect to the shares listed in (ii) through (iv). KPCB Associates is the general partner of KPCB IX-A and KPCB IX-B. Mr. Khosla expressly disclaims beneficial ownership of any shares of SEEC stock not held directly by him.

9

        KPCB Associates has shared voting and dispositive power with respect to 1,182,381 issued and outstanding shares of SEEC common stock. Based on the 6,057,057 shares of SEEC common stock outstanding as of December 31, 2002, this represents 19.5% of the outstanding SEEC common stock. This amount consists of the following: (i) 937,042 shares held by KPCB IX-A; (ii) 28,929 shares held by KPCB IX-B; and (iii) 216,410 shares held by certain other persons associated with KPCB Associates. KPCB Associates is the general partner of KPCB IX-A and KPCB IX-B.

        KPCB IX-A holds directly 937,042 issued and outstanding shares of SEEC common stock. KPCB IX-A shares voting and dispositive power with respect to these shares. Based on the 6,057,057 shares of SEEC common stock outstanding as of December 31, 2002, this represents 15.5% of the outstanding SEEC common stock.

        KPCB IX-B holds directly 28,929 issued and outstanding shares of SEEC common stock. KPCB IX-B shares voting and dispositive power with respect to these shares. Based on the 6,057,057 shares of SEEC common stock outstanding as of December 31, 2002, this represents 0.5% of the outstanding SEEC common stock.

        Holdings has sole voting power with respect to 1,081,912 shares held by certain SEEC stockholders and subject to the Voting Agreements (as described in Item 4 hereof). Holdings does not have voting or dispositive power with respect to any other Issuer Common Stock.

        The Reporting Persons' beneficial ownership calculated for purposes of this Schedule 13D exclude any shares which may be acquired pursuant to the Other Transactions (as defined in Item 4 hereof). As noted in Item 4, completion of the Other Transactions is subject to certain conditions, including shareholder approval.

        (c)  Except as described in Items 3 and 4 hereof, no Reporting Person nor any individual listed on Appendix 1 to this Schedule 13D has effected any transactions in Issuer Common Stock during the past 60 days.

        (d)  Not Applicable.

        (e)  Not Applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Other than as described in Items 4 and 5 above, to the knowledge of any Reporting Person, no Reporting Person nor any individual listed on Appendix 1 to this Schedule 13D is party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIALS TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits:

  1.
  Common Stock Purchase Agreement dated as of January 8, 2003, by and between the Issuer and KPCB Holdings, Inc.

  2.
  Voting Agreement dated as of January 8, 2003, by and among KPCB Holdings, Inc. and certain stockholders of the Issuer.

  3.
  Consent and Agreement dated as of January 8, 2003, by and among KPCB Holdings, Inc., the Issuer, Sherwood Partners, Inc. and Asera, Inc.

  4.
  Consulting Agreement dated as of January 8, 2003, by and between KPCB Holdings, Inc. and the Issuer.

  5.
  Form of Warrants to be issued pursuant to the Consulting Agreement dated as of January 8, 2003, by and between KPCB Holdings, Inc. and the Issuer.

10

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2003	/s/ VINOD KHOSLA Vinod Khosla
Dated: January 17, 2003	KPCB IX ASSOCIATES, LLC
	By:	/s/ VINOD KHOSLA
	Name:	Vinod Khosla
	Title:	Managing Director
Dated: January 17, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.
	By:	/s/ VINOD KHOSLA
	Name:	Vinod Khosla
	Title:	Managing Director
Dated: January 17, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.
	By:	/s/ VINOD KHOSLA
	Name:	Vinod Khosla
	Title:	Managing Director
Dated: January 17, 2003	KPCB HOLDINGS, INC.
	By:	/s/ JOHN A. DENNISTON
	Name:	John A. Denniston
	Title:	President

11

JOINT FILING STATEMENT

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Dated: January 17, 2003	/s/ VINOD KHOSLA Vinod Khosla
Dated: January 17, 2003	KPCB IX ASSOCIATES, LLC
	By:	/s/ VINOD KHOSLA
	Name:	Vinod Khosla
	Title:	Managing Director
Dated: January 17, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P.
	By:	/s/ VINOD KHOSLA
	Name:	Vinod Khosla
	Title:	Managing Director
Dated: January 17, 2003	KLEINER PERKINS CAUFIELD & BYERS IX-B, L.P.
	By:	/s/ VINOD KHOSLA
	Name:	Vinod Khosla
	Title:	Managing Director
Dated: January 17, 2003	KPCB HOLDINGS, INC.
	By:	/s/ JOHN A. DENNISTON
	Name:	John A. Denniston
	Title:	President

12

APPENDIX 1

Information Concerning the Executive Officers and Directors of KPCB Holdings, Inc.

Name:	Title:	Present Principal Employment	Address
John A. Denniston	President and Sole Director	Chief Operating Officer, Kleiner Perkins Caulfield & Byers	2750 Sand Hill Road Menlo Park, CA 94025
Susan Biglieri	Chief Financial Officer and Secretary	Chief Financial Officer, Kleiner Perkins Caulfield & Byers	2750 Sand Hill Road Menlo Park, CA 94025

13

EXHIBITS

Exhibit No.	Description
1.	Common Stock Purchase Agreement dated as of January 8, 2003, by and between the Issuer and KPCB Holdings, Inc.
2.	Voting Agreement dated as of January 8, 2003, by and among KPCB Holdings, Inc. and certain stockholders of the Issuer.
3.	Consent and Agreement dated as of January 8, 2003, by and among KPCB Holdings, Inc., the Issuer, Sherwood Partners, Inc. and Asera, Inc.
4.	Consulting Agreement dated as of January 8, 2003, by and between KPCB Holdings, Inc. and the Issuer.
5.	Form of Warrants to be issued pursuant to the Consulting Agreement dated as of January 8, 2003, by and between KPCB Holdings, Inc. and the Issuer.

14

COMMON STOCK PURCHASE AGREEMENT

        THIS COMMON STOCK PURCHASE AGREEMENT (the "Agreement") is entered into as of January 8, 2003, by and between SEEC, Inc., a Pennsylvania corporation (the "Company"), and KPCB Holdings, Inc., a Delaware corporation (the "Investor"). Certain capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in Section 1 hereof.

        THE PARTIES HEREBY AGREE AS FOLLOWS:

SECTION 1:
DEFINITIONS

        "Action or Proceeding" shall mean any action, suit, litigation, proceeding, mediation, arbitration or investigation or audit by any Person.

        "Affiliate" shall have the meaning set forth in Rule 12b-2 of the rules and regulations promulgated under the Exchange Act; provided, however, that for purposes hereof, the Investor and its Affiliates, on the one hand, and the Company and its Affiliates, on the other, shall not be deemed to be Affiliates of one another.

        "Ancillary Agreements" shall mean (i) that certain Consent and Agreement of even date herewith, by and among the Company, the Investor, Sherwood and Asera, and (ii) that certain Consulting Agreement of even date herewith, by and between the Company and the Investor.

        "Agreement" shall have the meaning ascribed to it in the forepart of this Agreement.

        "Appointment Time" shall mean the time any director is appointed or elected to the Company's board of directors pursuant to Section 7.4.

        "Asera Acquisition" shall mean the acquisition by the Company of substantially all of the assets of Asera, Inc. ("Asera") pursuant to that certain Asset Purchase Agreement of even date herewith, by and between Sherwood Partners, Inc. ("Sherwood") and the Company.

        "Asera Financial Statements" shall mean the audited financial statements for Asera (prepared in the manner and for the periods specified in Regulation S-X, Article 3) and pro forma financial information relating to Asera (prepared in the manner specified in Regulation S-X, Article 11) required to be included in a Form 8-K which the Company must file with the SEC following the Asera Acquisition.

        "Associate" shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

        "Balance Sheet" shall mean the most recent unaudited consolidated balance sheet of the Company and its Subsidiaries included in the Financial Statements.

        "Balance Sheet Date" shall mean September 30, 2002, the date of the Balance Sheet.

        "Business Day" shall mean any day other than a Saturday, a Sunday or a day on which commercial banks in The City of New York are (or are permitted or required by law, rule, regulation, order or state of emergency to be) closed.

        "Closing" shall mean the closing referred to in Section 2.1(b).

        "Closing Date" shall have the meaning ascribed to it in Section 2.1(b).

        "Common Shares" shall have the meaning ascribed to it in Section 2.1(a).

        "Common Stock" shall mean shares of common stock, par value $0.01 per share, of the Company.

        "Company" shall have the meaning ascribed to it in the forepart of this Agreement.

        "Company Agreement" shall mean any note, bond, mortgage, indenture, lease, license, contract, agreement, arrangement, or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound.

        "Company Benefit Plan" shall mean any employee benefit fund, plan, program, arrangement or contract (including any "pension" plan, fund or program, as defined in Section 3(2) of ERISA, and any "employee benefit plan", as defined in Section 3(3) of ERISA and any plan, program, arrangement or contract providing for severance; medical, dental or vision benefits; life insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical; pension or profit-sharing benefits; stock options or other equity compensation; bonus or incentive pay or other material fringe benefits), whether written or not, of the Company.

        "Company ESPP" shall mean the Company's 1998 Employee Stock Purchase Plan.

        "Company Intellectual Property" shall mean all Intellectual Property owned by the Company or any of its Subsidiaries as of the date hereof.

        "Company Material Adverse Effect" shall mean any circumstance affecting, change in, or effect on the Company and its Subsidiaries that is, or imminently shall be, materially adverse to the business, properties, assets, liabilities (absolute, accrued, or contingent), operations, or results of operation of the Company and its Subsidiaries, taking the Company together with its Subsidiaries as a whole; provided, however, that none of the following shall be deemed, in themselves, either alone or in combination, to constitute a Company Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or shall be a Company Material Adverse Effect: (a) any change in the market price or trading volume of the Common Stock after the date hereof; (b) any adverse circumstance, change or effect resulting directly from conditions affecting the industries in which the Company participates in their entirety, the U.S. economy as a whole, or foreign economies as a whole in any countries where the Company or any of its Subsidiaries has material operations; (c) any adverse circumstance, change or effect resulting directly from the announcement or pendency of this Agreement or the Closing (including any termination or breach of supplier, distributor, partner or similar relationships); or (d) any adverse circumstance, change or effect resulting directly from the taking of any action by the Company which this Agreement requires the Company to take.

        "Company Option" shall mean any right or option to purchase shares of Common Stock which is granted by the Company's board of directors and is outstanding as of the date hereof.

        "Company SEC Documents" shall mean each form, report, schedule, statement and other document filed or required to be filed by the Company since April 1, 2001 through the date hereof under the Exchange Act or the Securities Act, including any filed amendment to such document, whether or not such amendment is required to be so filed.

        "Company 1994 Plan" shall mean the SEEC, Inc. 1994 Stock Option Plan.

        "Company 1997 Plan" shall mean the SEEC, Inc. 1997 Stock Option Plan.

        "Company 2000 Plan" shall mean the SEEC, Inc. 2000 Non-Employee Directors Plan.

        "DGCL" shall mean the General Corporation Law of the State of Delaware.

        "Effectiveness Termination Date" shall have the meaning ascribed to it in Section 7.1(a).

        "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations of the SEC promulgated thereunder.

        "Financial Statements" shall mean each of the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Company (including any related notes and schedules) included (or incorporated by reference) in the Company SEC Documents.

        "GAAP" shall mean United States generally accepted accounting principles.

        "Governmental Entity" shall mean a court, arbitral tribunal, Regulatory Authority, administrative agency, commission or other governmental or other regulatory authority or agency, or any Person exercising the authority of any of the foregoing.

        "Indemnified Party" shall have the meaning ascribed to it in Section 7.1(e)(iii).

        "Indemnifying Party" shall have the meaning ascribed to it in Section 7.1(e)(iii).

        "Intellectual Property" shall mean all of the following: (i) U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same; (ii) issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights; (iii) U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), moral rights, rights of publicity and all registrations and applications to register the same; and (iv) all trade secrets; and, to the extent actually protected as a trade secret under the law, computer software, databases, other confidential information, technology, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information.

        "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended.

        "Investor Counsel" shall have the meaning ascribed to it in Section 7.1(d)(i).

        "Investor" shall have the meaning ascribed to it in the forepart of the Agreement.

        "Investor's Agents" shall have the meaning ascribed to it in Section 7.1(e)(i).

        "Investor Indemnitees" shall have the meaning set forth in Section 7.8.

        "IRS" shall mean the United States Internal Revenue Service and any successor agency performing similar functions under the Internal Revenue Code.

        "KPCB Designees" shall have the meaning ascribed to it in Section 7.4

        "Licenses" shall mean all licenses and agreements pursuant to which the Company has acquired rights in or to any Intellectual Property or licenses and agreements pursuant to which the Company has licensed or transferred rights to use any of the foregoing.

        "NASD Rules" shall mean the rules, regulations policies adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies.

        "Nasdaq" shall mean the Nasdaq Stock Market.

        "PBCL" shall mean the Pennsylvania Business Corporation Law.

        "Person" shall mean any natural person, corporation, limited liability company, partnership (general or limited), business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

        "Purchase Price" shall have the meaning ascribed to it in Section 2.1(a).

        "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 7.1(a) hereof including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of one counsel for the Company and reasonable fees and disbursements of Investor Counsel, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company and Selling Expenses).

        "Registrable Securities" shall mean the Common Shares and any other shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, any Common Shares.

        "Registration Statement" shall mean a registration statement on Form S-3 under the Securities Act or any registration form under the Securities Act subsequently adopted by the SEC which similarly permits the inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC, including the prospectus, amendments and supplements to such registration statements, including post-effective amendments, all exhibits and all materials incorporated by reference or explicitly deemed to be incorporated by reference in such registration statements, and/or as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered thereby; provided, however, that the term "Registration Statement" shall refer to any other registration form under the Securities Act available to the Company including, without limitation, a Form S-1 (or any successor form thereto) if the Company is not eligible to register securities on Form S-3 or such similar registration form, unless such ineligibility is caused solely by the Company's failure to file, within the time periods required by such form, a Form 8-K containing the Asera Financial Statements.

        "SEC" shall mean the U.S. Securities and Exchange Commission (or any successor thereto).

        "SEC Rule 144" shall have the meaning ascribed to it in Section 7.2.

        "Securities Act" shall mean the Securities Act of 1933, as amended, and the applicable rules and regulations of the SEC promulgated thereunder.

        "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to a sale of the Registrable Securities.

        "Standstill Termination Date" shall mean the earlier to occur of (i) the consummation of the Bridge Conversion (as such term is defined in the Ancillary Agreements), or (ii) August 15, 2003.

        "Subsidiary" shall mean, with respect to any Person, any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (ii) such Person or any other Subsidiary of such Person is a general partner or managing member (excluding any such partnership or limited liability company where such Person or any Subsidiary of such Person does not have a majority of the voting interest in such partnership or limited liability company).

        "Suspension" shall have the meaning set forth in Section 7.1(b)(ii).

        "Tax" and "Taxes" shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, and other taxes, and shall include interest, penalties or additions attributable thereto.

        "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

        "Transactions" shall mean the transactions contemplated by this Agreement.

SECTION 2:
PURCHASE AND SALE OF THE COMMON SHARES

        2.1    Purchase and Sale of the Common Shares at the Closing.

          (a)  Subject to the terms and conditions hereof, the Investor agrees to purchase at the Closing, and the Company agrees to sell and issue to the Investor at the Closing 1,205,354 shares of Common Stock at a per share purchase price of $1.08 (the "Purchase Price") (such shares of Common Stock so purchased, the "Common Shares"). The number of Common Shares to be purchased by the Investor at the Closing pursuant to this Section 2.1(a), and the Purchase Price applicable to such Common Shares, shall be proportionately adjusted for any subdivision or combination of Common Stock on or prior to the Closing Date (by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise).

          (b)  The closing of the purchase and sale of the Common Shares pursuant to this Agreement (the "Closing") shall take place at 10:00 a.m. (EST) at the offices of Cohen & Grigsby, P.C., 11 Stanwix Street, 15th Floor, Pittsburgh, PA 15222 on the date hereof (the "Closing Date") or at such other time and place as may be agreed to by the Company and the Investor.

          (c)  At the Closing, subject to the terms and conditions hereof, the Company shall deliver to the Investor a certificate representing the Common Shares purchased by the Investor from the Company, dated as of the Closing Date, against payment of the full amount of the aggregate Purchase Price by wire transfer of immediately available funds to the Company's bank account, and the Company shall register the issuance and ownership of the Common Shares so purchased in the shareholders' registry and books of the Company.

        2.2    Legends; Stop Transfer Orders.

          (a)  All certificates representing the Common Shares shall bear the following legends:

            (i)    "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT TO BE PROVIDED PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT."

            (ii)  THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT IN ACCORDANCE WITH, AND SUBJECT TO THE TERMS AND CONDITIONS OF, THAT CERTAIN COMMON STOCK PURCHASE AGREEMENT DATED JANUARY 8, 2003, BY AND BETWEEN SEEC, INC. AND KPCB HOLDINGS, INC."

            (iii)  Any legend required by the blue sky or securities laws of any state or jurisdiction to the extent such laws are applicable to the shares represented by the certificate so legended.

          (b)  The certificates representing the Common Shares shall be subject to a stop transfer order with the Company's transfer agent that restricts the transfer of such shares except in compliance herewith.

SECTION 3:
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Investor that:

        3.1    Organization; Qualification.    Each of the Company and its Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required except where failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

        3.2    Capitalization.    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2002, (i) 6,057,057 shares of Common Stock were issued and outstanding, (ii) 252,130 shares of Common Stock were issued and held in the treasury of the Company, (iii) no shares of preferred stock were issued and outstanding, (iv) 226,305, 1,300,000 and 250,000 shares of Common Stock were reserved for issuance upon exercise of Company Options under the Company 1994 Plan, the Company 1997 Plan and the Company 2000 Plan, respectively, and (v) 300,000 shares of Common Stock were reserved for issuance pursuant to the Company ESPP. All the outstanding shares of the Company's capital stock are, and all shares of Common Stock which may be issued pursuant to the exercise of outstanding Company Options shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable.

        3.3    Authorization, Validity of Agreement, Company Action.    The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Warrant, to perform its obligations under this Agreement, and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations thereunder and the consummation by the Company of the Transactions, have been duly authorized by the Company's board of directors and no other corporate action on the part of the Company or its shareholders is necessary to authorize the execution and delivery by the Company of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Investor, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights generally and (b) as limited by equitable principles generally.

        3.4    Consents and Approvals, No Violations.    Except for the filings, permits, authorizations, consents, notices, and approvals as may be required under, and other applicable requirements of, the Exchange Act, state securities or blue sky laws, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement shall (a) conflict with or result in any breach of any provision of the articles of incorporation, the by-laws or similar organizational documents of the Company or any of its Subsidiaries, (b) require any material filing with, or permit, authorization, consent or approval of, any Governmental Entity, (c) result in a material violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any Company Agreement, (d) violate any order, writ, injunction, decree, or any material statute, rule or regulation applicable to the Company, any Company Subsidiary or any of their material properties or assets or (e) create, result in the creation of or otherwise give rise to any right of any Person pursuant to Chapter 25 of the PBCL including, without limitation, Subchapters (E) through (J) thereof.

        3.5    Valid Issuance.    The Common Shares that are being purchased by the Investor hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable and will be free of restrictions on transfer, other than restrictions set forth herein and under applicable federal and state securities laws.

        3.6    Offering.    Subject in part to the truth and accuracy of the Investor's representations set forth in Section 4 hereof, the offer, sale and issuance of the Common Shares as contemplated hereby are exempt from the registration requirements of the Securities Act, and the qualification or registration requirements of the applicable blue sky laws. Neither the Company nor any authorized agent acting on its behalf shall take any action hereafter that would cause the loss of such exemptions.

        3.7    Reports and Financial Statements.

          (a)  The Company has filed with the SEC the Company SEC Documents. As of their respective dates (or, if amended or superseded, as of the date of the last such amendment or superseding report filed prior to the date hereof), the Company SEC Documents, including any financial statements or schedules included therein (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (b) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. The Chief Executive Officer and the Chief Financial Officer of the Company have signed, and the Company has furnished to the SEC, all certifications required by Section 906 of the Sarbanes-Oxley Act of 2002; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Company nor any of it officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. None of the Company's Subsidiaries is required to file any forms, reports or other documents with the SEC.

          (b)  Each of the Financial Statements has been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The Financial Statements complied, as of their respective dates, in all material respects with applicable accounting requirements and published rules and regulations of the SEC. The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and year-end adjustments which were not and are not expected to be material in amount and the absence of certain notes) and fairly present in all material respects as of their respective dates (i) the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and (ii) the consolidated results of operations, changes in shareholders' equity and cash flows of the Company and its Subsidiaries for the periods presented therein (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and year-end adjustments which were not and are not expected to be material in amount and the absence of certain notes).

        3.8    No Undisclosed Liabilities.    Except (a) as disclosed in the Financial Statements, (b) for liabilities disclosed in the Company SEC Documents, and (c) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has any liability or obligation of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be disclosed on a consolidated balance sheet of the Company or in the notes thereto and which, individually or in the aggregate, has had or is reasonably likely to have a Company Material Adverse Effect. The Company has not created any entities or entered into any transactions or created any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, for the purpose of avoiding disclosure required by GAAP.

        3.9    Absence of Certain Changes; Conduct of Business.    Since the Balance Sheet Date, (a) no event or development has occurred which has had, or could reasonably be expected to have, a Company Material Adverse Effect, and (b) the business and operations of the Company and each of its Subsidiaries have been conducted in the ordinary course consistent with past practice.

        3.10    Litigation.    Except as disclosed in the Company SEC Documents, there is no Action or Proceeding by or before any Governmental Entity or, to the knowledge of the Company and its Subsidiaries, threatened against or involving the Company or any of its Subsidiaries which either (i) is reasonably likely to result in material damages to or any material injunctive relief against the Company or its Subsidiaries or (ii) questions or challenges the validity of this Agreement, the Transactions or any action taken or to be taken by the Company or any of its Subsidiaries pursuant hereto or in connection with the Transactions. Neither the Company nor any of its Subsidiaries is in default under or in violation of, nor to the knowledge of the Company and its Subsidiaries is there any valid basis for any claim of default under or violation of, any Company Agreement, except as would not otherwise have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any judgment, order or decree that materially restricts its business practices or its ability to acquire any property or conduct its business as currently conducted.

        3.11    Employee Benefit Plans.    No Action or Proceeding is currently pending or, to the Company's knowledge, threatened in writing against or with respect to any such Company Benefit Plan (other than routine benefits claims) and there is no pending audit or inquiry by the Internal Revenue Service or United States Department of Labor with respect to any Company Benefit Plan. To the knowledge of Company or any of its Subsidiaries, there exists no condition or set of circumstances that could subject the Company or any of its Subsidiaries to any liability relating in any way to any Company Benefit Plan, except as would not otherwise have a Company Material Adverse Effect.

        3.12    Tax Matters.    The Company and each of its Subsidiaries have duly filed all Tax Returns that are required to be filed, and have duly paid or caused to be duly paid in full all Taxes reflected on such Tax Returns. All such Tax Returns are correct and complete in all material respects and accurately reflect all liability for Taxes for the periods covered thereby. All material unpaid Taxes owed by the Company and all of its Subsidiaries relating to periods or portions of periods through the Balance Sheet Date (whether or not shown on any Tax Return) are reflected on the Financial Statements. Since the Balance Sheet Date, the Company and its Subsidiaries have not incurred any liability for any Taxes other than in the ordinary course of business. Neither the Company nor any of its Subsidiaries has received written notice of any claim made by an authority in a jurisdiction where the Company or such Subsidiary, as the case may be, does not file Tax Returns, that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction.

        3.13    Title to Properties; Encumbrances.    Each of the Company and each of its Subsidiaries has good, valid and marketable title to all the material properties and assets which it purports to own (real, personal and mixed, tangible and intangible) and which are reflected in the Balance Sheet, and all the material properties and assets purchased by the Company and its Subsidiaries since the Balance Sheet

Date, in each case free and clear of all mortgages, title defects or objections, liens, claims, charges, security interests or other encumbrances of any nature whatsoever including, leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements, except, with respect to all such properties and assets: (a) liens shown on the Balance Sheet as securing specified liabilities or obligations, with respect to which no default exists; (b) minor imperfections of title, if any, none of which are substantial in amount, materially detract from the value or impair the use of the property subject thereto, or impair the operations of the Company or any of its Subsidiaries and which have arisen only in the ordinary course of business and consistent with past practice since the date of the Balance Sheet; and (c) liens for current Taxes not yet due (collectively, "Permitted Liens"). The rights, properties and other assets presently owned, leased or licensed by the Company and its Subsidiaries include all rights, properties and other assets necessary to permit the Company and its Subsidiaries to conduct their businesses in all material respects in the same manner as their businesses have been conducted prior to the date hereof.

        3.14    Intellectual Property.

          (a)    Ownership; Sufficiency of IP Assets.    The Company or one of its Subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of liens (other than Permitted Liens), all of Intellectual Property used in, and material to, its respective businesses. The Company Intellectual Property, together with rights under the licenses granted to the Company and/or its Subsidiaries with respect to any Intellectual Property of any Person (other than the Company or its Subsidiaries), constitutes all the Intellectual Property rights used in the operation of the Company's and its Subsidiaries' businesses as they are currently conducted and are all the Intellectual Property rights necessary to operate such businesses after the Closing in substantially the same manner as such businesses have been operated by the Company and its Subsidiaries prior thereto. The Company has taken reasonable steps to protect the Company Intellectual Property.

          (b)    Infringement.

            (i)    By the Company.    To the knowledge of the Company and its Subsidiaries, none of the Intellectual Property used by the Company or its Subsidiaries in the conduct of the Company's or its Subsidiaries' businesses as currently conducted, infringes upon, violates or constitutes the unauthorized use of any valid and enforceable rights owned or controlled by any Person (other than the Company or its Subsidiaries). No Action or Proceeding to which the Company is a party is now pending and, to the knowledge of the Company and its Subsidiaries, no notice or claim in writing has been received by the Company or any of its Subsidiaries within the one (1) year prior to the date hereof (A) alleging that the Company or any of its Subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any Person (other than the Company or its subsidiaries) or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned by or exclusively licensed to or by the Company.

            (ii)    By Third Parties.    To the knowledge of the Company and its Subsidiaries, no Person is misappropriating, infringing or violating any Company Intellectual Property, and no such claims have been brought against any Person by the Company or any of its Subsidiaries.

        3.15    Employment Matters.    The Company and each of its Subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. There is no controversy pending or, to the knowledge of the Company and its Subsidiaries, threatened, between the Company or any of its Subsidiaries, on the one hand, and any of their respective employees, on the other hand, which controversies have resulted, or could reasonably be expected to result, in an Action or Proceeding before any Governmental Entity in which an adverse decision would result in a Company Material Adverse Effect. To the knowledge of the Company and its Subsidiaries, no officer or key employee of the Company is in violation of any material term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or a Subsidiary of the Company because of the nature of the business conducted by the Company or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

        3.16    Compliance with Laws.    The Company and each of its Subsidiaries are in compliance in all material respects with, and have not violated in any material respect any applicable law, rule or regulation of any United States federal, state, local, or foreign Governmental Entity applicable to the Company or any of its Subsidiaries, except as would not otherwise have a Company Material Adverse Effect. No written notice has been received by the Company or any of its Subsidiaries or has been filed, commenced or, to the knowledge of the Company and its Subsidiaries, threatened against the Company or any of its Subsidiaries alleging any such violation. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not reasonably be expected to result in a Company Material Adverse Effect.

        3.17    Certain Corporate Matters.

          (a)    PBCL Approval.    The action taken by the Company's board of directors constitutes approval of the Transactions by the Company's board of directors under the provisions of Section 2538 of the PBCL such that Section 2538 of the PBCL does not apply to this Agreement or the Transactions, and such approval has not been amended, rescinded or modified. No other state takeover, antitakeover, moratorium, fair price, interested shareholder, business combination or similar statute or rule is applicable to the Transactions. If any state takeover statute other than Section 2538 of the PBCL becomes or is deemed to become applicable to this Agreement or the Transactions, the Company shall (and shall cause each of its applicable Subsidiaries to) take all reasonable action necessary to render such statute inapplicable to all of the foregoing. Further, the provisions of subchapter (E) and (F) of Chapter 25 of the PBCL are not applicable to this Agreement or the Transactions.

          (b)    Absence of Questionable Payments.    Neither the Company nor any of its Subsidiaries nor to the Company's knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has used any corporate or other funds for any unlawful contribution, payment, gift, or entertainment, or made any unlawful expenditure relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither the Company nor any of its Subsidiaries nor, to the Company's knowledge, any current director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries, has accepted or received any unlawful contribution, payment, gift or expenditure. The Company and each of its Subsidiaries which is required to file reports pursuant to Section 12 or 15(d) of the Exchange Act is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act.

          (c)    Insider Interests.    Except as disclosed in Company SEC Reports, to the Company's knowledge, no executive officer or director of the Company or any of its Subsidiaries has any material interest in any material property, real or personal, tangible or intangible, including any Intellectual Property used in or pertaining to the business of the Company or any of its Subsidiaries.

        3.18    Brokers or Finders.    No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the Transactions.

SECTION 4:
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE INVESTOR

        The Investor hereby represents and warrants to the Company that:

        4.1    Organization.    The Investor is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware.

        4.2    Share Ownership.    Immediately prior to the consummation of the Transactions, neither the Investor nor any of its Affiliates owns any shares of capital stock of the Company.

        4.3    Authorization; Validity of Agreement; Investor Action.    The Investor has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the Transactions including the purchase of the Common Shares hereunder. The execution and delivery of this Agreement by the Investor and the performance by the Investor of its obligations under this Agreement and the consummation by the Investor of the Transactions have been duly authorized by the Investor's board of directors and no other corporate action on the part of the Investor or its shareholders is necessary to authorize the execution and delivery by the Investor of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Investor and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights generally and (b) as limited by equitable principles generally.

        4.4    Investment Experience.    The Investor is an "accredited investor" as defined in Rule 501(A) under the Securities Act.

        4.5    Investment Intent.    The Investor is purchasing the Common Shares for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act. The Investor understands that its acquisition of the Common Shares has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Investor's investment intent as expressed herein. The Investor shall not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Common Shares, except in compliance with the terms of this Agreement and the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, or an exemption thereunder.

        4.6    Opportunity to Obtain Information.    The Investor has had an opportunity to ask questions of and receive answers from the Company or a person acting on behalf of the Company concerning the terms and conditions of the Transactions and the business, properties and financial condition of the Company and has received and considered all information it deems relevant to make an informed investment decision.

        4.7    Registration or Exemption Requirements.    The Investor acknowledges and agrees that the Common Shares may not be resold, transferred, pledged or hypothecated (i) except in a transaction registered under the Securities Act or (ii) unless an exemption from such registration is available and, if the Company so requests in writing, an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt; provided, however, that an opinion of counsel shall not be required upon the transfer by the Investor of any securities to its Affiliates if such Affiliate is an "accredited investor" as defined in Rule 501(A) under the Securities Act and such Affiliate agrees to be bound by this Agreement. The Investor understands that the certificate(s) evidencing the Common Shares shall be imprinted with the legend set forth in Section 2.2(a) above.

        4.8    No Legal, Tax or Investment Advice.    The Investor understands that nothing in this Agreement or any other materials presented to such Investor in connection with the purchase of the Common Shares constitutes legal, tax or investment advice. The Investor has consulted such legal, tax and investment advisors as it, in its sole discretion, has deemed necessary or appropriate in connection with its purchase of the Common Shares.

        4.9    Investor Information.    The information to be supplied by or on behalf of the Investor for inclusion or incorporation by reference in the Registration Statement to be filed by the Company, or to be supplied by or on behalf of the Investor for inclusion in any filing pursuant to Rule 165 under the Securities Act or Rule 14a-12 under the Exchange Act (each a "Regulation M-A Filing") or on Form 8-K, shall not at the time the Registration Statement, such Regulation M-A Filing or the Form 8-K is filed with the SEC, at any time it is amended or supplemented, or at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time after the Registration Statement has become effective, any fact or event relating to the Investor or any of its Affiliates is discovered by the Investor or occurs which should be set forth in an amendment or supplement to the Registration Statement or prospectus included therein, the Investor shall promptly inform the Company of such fact or event.

        4.10    Brokers or Finders.    No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the Transactions.

SECTION 5:
CONDITIONS TO CLOSING OF THE INVESTOR

        5.1    Conditions to Investor's Obligations at the Closing.    The obligation of the Investor to purchase the Common Shares at the Closing under this Agreement is subject to the fulfillment on or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Investor:

          (a)    Representations and Warranties True.    The representations and warranties made by the Company in Section 3 hereof shall be true and correct in all respects as of the date hereof and at and as of the Closing with the same force and effect as if they had been made on and as of said date (other than representations and warranties made specifically with reference to a particular date, which shall have been true and correct in all respects as of such date), except in each case, or in the aggregate, where the failure to be true and correct (disregarding any additional materiality "baskets" contained therein) does not constitute a Company Material Adverse Effect.

          (b)    Covenants.    Each covenant, agreement and condition contained in this Agreement to be performed by the Company on or prior to the Closing shall have been performed or complied with in all material respects.

          (c)    Compliance with Laws.    The purchase of the Common Shares by the Investor shall be legally permitted by all laws and regulations to which the Investor or the Company is subject including, without limitation, the NASD Rules.

          (d)    Board of Directors Designees.    The Company's board of directors (which shall have eight authorized directors as of the Closing) shall have appointed, effective as of the Closing, the KPCB Designees identified in Section 7.4 hereof as member(s) of the Company's board of directors, and such appointments shall be in full force and effect and shall not have been amended, modified or rescinded, either directly or indirectly.

          (e)    Opinion of the Company's Counsel.    The Investor shall have received from Cohen & Grigsby, P.C., counsel to the Company, an opinion letter addressed to the Investor in the form attached hereto as Exhibit A, dated as of the Closing Date.

SECTION 6:
CONDITIONS TO CLOSING OF THE COMPANY

        6.1    Conditions to the Company's Obligations at the Closing.    The Company's obligation to sell and issue the Common Shares at the Closing under this Agreement is subject to the fulfillment on or prior to the Closing of the following conditions, any of which may be waived in whole or in part by the Company:

          (a)    Representations and Warranties True.    The representations and warranties made by the Investor in Section 4 hereof shall be true and correct in all material respects (disregarding any additional materiality "baskets" contained therein) at and as of the Closing with the same force and effect as if they had been made on and as of the same date (other than representations and warranties made specifically with reference to a particular date, which shall have been true and correct in all material respects as of such date).

          (b)    Covenants.    Each covenant, agreement and condition contained in this Agreement to be performed by the Investor on or prior to the Closing shall have been performed or complied with in all material respects.

          (c)    Compliance with all Laws.    At the Closing, the purchase of the Common Shares by the Investor shall be legally permitted by all laws and regulations to which the Investor or the Company is subject including, without limitation, the NASD Rules.

SECTION 7:
COVENANTS OF THE COMPANY

        7.1    Registration Rights.

          (a)    Shelf Registration.    The Company shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event no later than ten (10) business days following the date that Asera Financial Statements are filed on Form 8-K by the Company with the SEC, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Investor of the Registrable Securities. The Company shall use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as practicable thereafter and to keep such Registration Statement continuously effective under the Securities Act until the earlier of (A) the date that is the later of (1) the second anniversary of the Closing Date and (2) the date that neither the Investor nor any of its Affiliates is an Affiliate of the Company, (B) such date as all unsold securities registered on such Registration Statement may be sold in a single three-month period in accordance with Rule 144 under the Securities Act or (C) such date as all securities registered on such Registration Statement have been resold (the earlier to occur of (A), (B) and (C) is the "Effectiveness Termination Date"). At the time the Registration Statement is declared effective, the Investor shall be named as a selling securityholder in the Registration Statement and the related prospectus in such a manner as to permit such Investor to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

          (b)    Selling Procedure.

            (i)    Following the date that the Registration Statement is declared effective by the SEC, the Investor shall be permitted, subject to Sections 7.1(b)(ii), 7.1(e) and 7.7 below, to offer and sell the Registrable Securities included thereon in the manner described in such

    Registration Statement during the period of its effectiveness; provided, however, that the Investor arranges for delivery of a current prospectus to the transferee of the Registrable Securities.

            (ii)  Notwithstanding the foregoing, or anything contained in this Agreement to the contrary, the Company may suspend offers and sales of Registrable Securities pursuant to such Registration Statement if in the good faith judgment of the Company's Board of Directors, upon the advice of counsel, (A)(I)(a) such registration would be substantially contrary to the bests interests of the Company because (1) it would materially interfere with a material financing plan or other material transaction or negotiations relating thereto then pending, or (2) it would require the disclosure of any material non-public information prior to the time that such information would otherwise be disclosed or be required to be disclosed, if such early disclosure would be substantially contrary to the best interests of the Company, or (b) such Registration Statement contains or may contain an untrue statement of material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (II) the Board of Directors concludes, as a result, that it is necessary and appropriate to defer the filing of such registration statement at such time, and (B) the Company shall furnish to the Investor a certificate signed by the President or Chief Executive Officer of the Company stating the good faith judgment of the Board of Directors to such effect, then the Company shall have the right to defer such filing only for the period during which such filing would be substantially contrary to the best interests of the Company (a "Suspension"); provided, however, that the aggregate number of days included in such periods of Suspension shall not exceed ninety (90) days in any twelve (12) month period. In the event of any Suspension, the Investor shall discontinue disposition of Registrable Securities covered by the Registration Statement until copies of a supplemented or amended prospectus are distributed to the Investor or until the Investor is advised in writing by the Company that the use of the applicable prospectus may be resumed.

          (c)    Expenses of Registration.    All Registration Expenses incurred in connection with the registrations pursuant to Section 7.1(a) shall be borne by the Company. All Selling Expenses incurred in connection with any registrations hereunder, shall be borne by the Investor.

          (d)    Registration Procedures.

            (i)    In the case of a registration, and any qualification or compliance effected by the Company pursuant to this Section 7.1, the Company shall keep the Investor advised in writing as to the initiation of such registration, qualification and compliance and as to the completion thereof. Subject to Sections 7.1(a), (b)(ii) and (c) above, and until the Effectiveness Termination Date, the Company shall take the following actions:

              (A)  Prepare and file with the SEC the Registration Statement in accordance with Section 7.1(a) above;

              (B)  Furnish to the Investor such reasonable numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it;

              (C)  Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Investor for the purpose of permitting the offers and sales of the securities in such jurisdictions, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

              (D)  Notify as soon as reasonably practicable after the Company becomes aware the Investor at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

              (E)  If for any reason it shall be necessary to amend or supplement the Registration Statement or the prospectus used in connection with such Registration Statement in order to correct any untrue statements, ensure that the Registration Statement is not misleading or otherwise to comply with the Securities Act, as promptly as reasonably practicable, prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus as may be necessary to correct such untrue statements, ensure that such Registration Statement is not misleading or to comply with the provisions of the Securities Act, provided, that to the extent that any statements to be corrected relate to any information provided by the Investor, the Company shall not be obligated to amend the Registration Statement until the Company has received such corrected information from the Investor and has had a reasonable opportunity to amend or supplement such Registration Statement or prospectus;

              (F)  If the Registration Statement ceases to be effective for any reason at any time prior to the Effectiveness Termination Date (other than because all securities registered thereunder have been resold pursuant thereto), use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof;

              (G)  Cause all such Registrable Securities registered hereunder to be listed or included on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or included; and

              (H)  Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

    In addition, in the event of any underwritten public offering, the Company shall (I) enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, provided that the Investor shall also enter into and perform its obligations under such an agreement, and (II) use its best efforts to furnish, at the request of the Investor, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 7.1, (a) an opinion, dated as of the date the registration statement with respect to such securities becomes effective, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given in an underwritten public offering (and reasonably acceptable to the counsel for the Investor), addressed to the underwriters, if any, and to the Investor, and (b) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering (and reasonably acceptable to the counsel for the Investor), addressed to the underwriters, to the extent such letter is permitted under generally recognized accounting practice.

            (ii)  The Company shall reasonably cooperate with legal counsel to the Investor, which shall be Brobeck Phleger & Harrison LLP ("Investor Counsel"), in performing the Company's obligations under this Section 7.1 and shall: (A) permit Investor Counsel to review and comment upon any offering pursuant to this Section 7.1 and to review and comment upon

    (I) the Registration Statement prior to its filing with the SEC and (II) all amendments and supplements thereto (except for Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and any similar or successor reports) prior to their filing with the SEC; and (B) furnish to Investor Counsel, without charge, (1) any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (2) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits, and (3) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto.

          (e)    Indemnification.

            (i)    The Company shall indemnify the Investor, its officers, directors, employees, partners, affiliates, agents, representatives and legal counsel (including Investor Counsel), and each person controlling (or deemed controlling) the Investor within the meaning of the Securities Act, (collectively, the "Investor's Agents") with respect to which registration, qualification or compliance has been effected pursuant to this Section 7.1, against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements thereto, notification or the like) incident to any such registration, qualification or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (iii) any violation by the Company of the Securities Act, the Exchange Act or any rule or regulation promulgated thereunder applicable to the Company in connection with any such registration, qualification or compliance, and shall reimburse the Investor, and the Investor's Agents, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Investor and stated to be specifically for use therein or furnished in writing by such Investor to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein.

            (ii)  The Investor shall indemnify the Company, its officers, directors, employees, affiliates, agents, representatives, legal counsel, independent accountant, and each person controlling the Company within the meaning of the Securities Act (collectively, the "Company's Agents"), against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like), or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and shall reimburse the Company and the Company's Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like) in reliance upon and in conformity with written information furnished in writing to the Company by an instrument duly executed by the Investor and stated to be specifically for use therein or furnished by the Investor to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein; provided, however, that the indemnity agreement provided in this Section 7.1(e)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Investor, which consent shall not be unreasonably withheld, unless such consent is obtained in accordance with subsection (iii) hereof. In no event shall the Investor's indemnification obligation exceed the net proceeds received from its sale of Registrable Securities in such offering.

            (iii)  Each party entitled to indemnification under this Section 7.1(e) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld). The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest. The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 7.1(e), but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the written consent of each Indemnified Party (which shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

            (iv)  If the indemnification provided for in this Section 7.1(e) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution by an Investor under this Section 7.1(e) exceed the net proceeds from the offering received by such Investor. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

            (v)  The obligations of the Company and the Investor under this Section 7.1 shall survive the completion of any offering of the Registrable Securities in a Registration Statement under this Section 7.1, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling Person of such Indemnified Party and shall survive the transfer of securities.

          (f)    Information by the Investor.    As a condition precedent to the obligations of the Company under this Section 7.1, the Investor shall furnish to the Company all such information and materials regarding the Investor and the distribution proposed by the Investor as the Company may reasonably request in writing in connection with any registration, qualification or compliance referred to in this Section 7.1. The Investor will promptly notify the Company in writing of any changes in the information set forth in the Registration Statement after it is prepared regarding the Investor or its plan of distribution to the extent required by applicable law.

          (g)    Inclusion of Additional Securities.    The Company may include additional Company securities in any registration pursuant to Section 7.1 hereof for its own account and by other parties in amounts as determined by the Company's Board of Directors, provided that any such inclusion does not (i) reduce the number of Registrable Securities (or other securities of the Investor) which are included in the registration statement filed pursuant to this Section 7.1 or otherwise materially and adversely affect the rights of the Investor hereunder, or (ii) cause Form S-3 to be unavailable under the Securities Act for such registration due to the nature of the additional securities to be so included.

          (h)    Termination of Registration Rights.    All rights and obligations provided for in this Section 7.1 (except for in Section 7.1(e), which rights and obligations shall survive) shall terminate on the date on which the Company has no obligation to maintain the effectiveness of the Registration Statement.

        7.2    Reports Under Securities Exchange Act of 1934.    With a view to making available to the Investor the benefits of Rule 144 promulgated under the Securities Act ("SEC Rule 144") and any other rule or regulation of the SEC that may at any time permit Investor to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

          (a)  make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

          (b)  use its best efforts to take such action as is necessary to enable the Investor to utilize Registration Statement for the sale of its Registrable Securities;

          (c)  file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (d)  furnish to the Investor, so long as the Investor owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Securities Act and the Exchange Act, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Investor of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

        7.3    Assignment of Rights.    The rights to cause the Company to register Registrable Securities pursuant to Section 7.1 may be assigned by the Investor only to its Affiliates. In the event of such assignment, the transferee shall furnish the Company written notice of such assignment and agree in writing to be bound by the obligations of the Investor hereunder.

        7.14    Election of Directors.

          (a)  The Company shall use its best efforts to cause, at the Closing, two (2) persons designated by the Investor (the "KPCB Designees") to be appointed to the board of directors of the Company, who shall initially be Vinod Khosla and a designee to be named by the Investor at a later date, who shall be appointed to the board promptly following his designation by the Investor. For so long as the funds managed or advised by the Investor hold at least 200,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased by the Investor pursuant to the Transactions, the Company shall use its best efforts to cause the KPCB Designees to be nominated and elected to the board of directors of the Company in any election of directors, and (ii) if either KPCB Designees who has been elected to the board of directors of the Company shall cease for any reason to be a member of the board of directors of the Company during such person's term as a director, then the Company shall use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by the Investor, and such designee shall be a KPCB Designee for purposes of this Agreement.

          (b)  In addition to the foregoing, as soon as reasonably practicable following the Closing, the Company shall cause a third individual to be appointed to the Company's board of directors who shall be mutually acceptable to the Investor and the other members of the Company's board of directors.

        7.5    Nasdaq Listing.    The Company shall file a listing application with Nasdaq for the Registrable Securities held by the Investor and use its best efforts to maintain the listing of its Common Stock on Nasdaq (or a comparable system then in use) or the New York Stock Exchange or other national exchange for a period of not less than three years from the date of issuance.

        7.6    D&O Insurance.    Promptly following the date hereof and prior to the Appointment Time, the Company shall take all reasonable actions required to cause the directors appointed or elected to the Company's board of directors pursuant to Section 7.4 to be fully covered by the Company's existing directors' and officers' liability insurance, to the same extent as the Company's directors as of the date hereof, effective automatically as of the Appointment Time and without further action by any director so appointed or elected.

        7.7    Board of Directors; Committees.    As of the Closing Date, the bylaws of the Company shall have been amended in accordance with its terms, to provide the following:

          (a)  The board of directors shall have eight (8) members.

          (b)  The board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors.

          (c)  The board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three (3) members of the board of directors. The duties of the compensation committee shall include (i) authorizing the compensation of any executive officer, (ii) setting number of shares reserved under the Company's option pool, and (iii) setting employee compensation guidelines.

        7.8    Indemnification.

          (a)  Subject to Section 7.8(b) hereof, the Company agrees to indemnify and hold harmless the Investor and its officers, directors, shareholders, employees, agents and counsel (collectively, the

  "Investor Indemnitees"), against any claims, Actions or Proceedings and for any expenses, damages, liabilities or losses (joint or several) arising out of such claims, Actions or Proceedings, to which the Investor Indemnitee may become subject under the Securities Act, the Exchange Act and any rules or regulations promulgated thereunder, the NASD Rules, or any state law or regulation, or common law, arising out of, related to or in any way attributable to any breach of any representation, warranty, agreement or covenant of the Company contained herein. Upon written request, the Company agrees to reimburse the Investor Indemnitees for any legal or other expenses reasonably incurred in connection with investigating or defending any such claims, Actions or Proceedings, as such expenses or other costs are incurred. The Investor Indemnitees may select their own counsel. The foregoing indemnity shall extend upon the same terms and conditions to, and shall inure to the benefit of, each Person, if any, who controls any Investor Indemnitee within the meaning of the Securities Act or the Exchange Act. This indemnity shall be in addition to any obligations that the Company may otherwise have with respect to the Investor, including, without limitation, any obligations to the Investor or its representatives in their individual capacities as directors of the Company.

          (b)  The liability of the Company pursuant to this Section 7.8(a) shall be limited to an aggregate of the aggregate purchase price payable by the Investor hereunder plus all expenses incurred by the Investor Indemnitees in connection with such claim, Action, or Proceeding; provided, however, that the foregoing limitation shall not apply to any claims, Actions or Proceedings (or expenses, damages, liabilities or losses relating thereto) relating to a breach by the Company of the representations and warranties set forth in Sections 3.4(e) and 3.17(a) hereof.

        7.9    Reasonable Efforts; Notification; Representations.    Subject to the other terms and conditions of this Agreement, each of the parties to this Agreement shall use reasonable efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions contemplated by this Agreement. Each party to this Agreement shall give prompt notice to each other party to this Agreement upon becoming aware that any representation or warranty made by such party in this Agreement has become untrue or inaccurate or that such party has failed to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement, in each case such that the conditions set forth in Section 5.1 or Section 6.1, as the case may be, would not be satisfied. No party to this Agreement shall take any action that would cause any representation or warranty made by such party in this Agreement to be untrue if made at Closing.

        7.10    Standstill.    For the period commencing on the Closing and ending on the Standstill Termination Date, the Investor hereby covenants and agrees that neither the Investor nor its Affiliates shall, directly or indirectly, acquire any shares, or rights to acquire shares, of capital stock of the Company (except by way of stock split, stock dividends or other distributions made available to all holders of Common Stock) except in connection with the transactions contemplated by the Ancillary Agreements.

        7.11    Termination.    The covenants of the Company set forth in this Section 7 (other than the covenants in Sections 7.1 (Registration Rights), 7.4 (Election of Directors), 7.6 (D&O Insurance) and 7.9 (Reasonable Efforts) and the covenants which terminate earlier as specifically set forth in such covenant) shall terminate on the earlier to occur of (a) the third anniversary of the Closing Date, and (b) the date on which the Investor and its respective Affiliates beneficially own less than five percent (5%) of the then outstanding shares of Common Stock.

SECTION 8:
TERMINATION

        8.1    Termination Events.    Without prejudice to other remedies which may be available to the parties by law or this Agreement, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing:

          (a)  Mutually, by the written consent of the Company and the Investor; or

          (b)  By either the Company or the Investor by giving written notice to the other party or parties if any Governmental Entity shall have issued an injunction or other ruling prohibiting the consummation of any of the transactions contemplated by this Agreement and such injunction or other ruling shall not be subject to appeal or shall have become final and unappealable.

        8.2    Effect of Termination.    In the event of any termination of this Agreement pursuant to Section 8.1, all rights and obligations of the parties hereunder shall terminate without any liability on the part of any party or its Subsidiaries and Affiliates in respect thereof; provided, however, that such termination shall not relieve the Company or the Investor of any liability for any breach of this Agreement.

SECTION 9:
MISCELLANEOUS

        9.1    Waivers and Amendments.    Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Investor.

        9.2    Governing Law.    This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of Delaware without any regard to conflicts of laws principles.

        9.3    Waiver of Jury Trial; Trial Costs.    Each of the Company, for itself and its Affiliates, and Investor hereby irrevocably waive all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to the actions of the Company and the Investor or their respective Affiliates pursuant hereto in the negotiation, administration, performance or enforcement thereof. The party in whose favor a final judgment is rendered shall be entitled to reasonable costs and reasonable attorneys' fees.

        9.4    Survival.    Notwithstanding any investigation made by any party to this Agreement, all representations and warranties made by the Company and the Investor herein shall survive the execution hereof, the delivery to the Investor of the Shares being purchased and the payment therefor and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Investor, its counsel or the Company, as the case may be, but shall terminate on the date which is 60 days after the filing of the Company's Annual Report on Form 10-K for the year ended March 30, 2003 with the SEC. All covenants made by the Company and the Investor herein shall survive the execution of this Agreement, the delivery to the Investor of the Shares being purchased and the payment therefor.

        9.5    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Neither the Company nor the Investor may assign, except as expressly contemplated herein, any rights, obligations or benefits under this Agreement without the prior written consent of the other party.

        9.6    Entire Agreement.    This Agreement, with the Warrant and the other documents appended hereto, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

        9.7    Notices, etc.    All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed:

If to the Company:	SEEC, Inc. Park West One, Ste. 200 Cliff Mine Road Pittsburgh, PA 15275
	Facsimile:	412.893.0415
	Attention:	Chief Executive Officer
With a copy to:	Cohen & Grigsby, P.C. 11 Stanwix St., 15th Floor Pittsburgh, PA 15222
	Facsimile:	412.209.0672
	Attention:	Daniel L. Wessels
If to the Investor:	KPCB Holdings, Inc. c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025
	Facsimile:	650.233.0378
	Attention:	John A. Denniston Chief Operating Officer
With a copy to:	Brobeck, Phleger & Harrison LLP One Market—Spear Tower San Francisco, CA 94105
	Facsimile:	415.442.1010
	Attention:	Ronald B. Moskovitz

        All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (i) in the case of notices and communications sent by personal delivery or telecopy, one Business Day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second Business Day following the day such notice or communication was sent, and (iii) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail.

        9.8    Interpretation.    When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used in this Agreement shall be deemed in each case to be followed by the words "without limitation." The phrase "provided to," "furnished to," and terms of similar import in this Agreement shall mean that a paper copy of the information referred to has been furnished to the party to whom such information is to be provided. In this Agreement, the phrases "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 8, 2003. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        9.9    Severability of this Agreement.    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

        9.10    Counterparts.    This Agreement may be executed in any number of counterparts, including counterparts transmitted by facsimile or electronic transmission, each of which shall be an original, but all of which together shall constitute one instrument.

        9.11    Further Assurances.    Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

        9.12    Public Announcements.    Except as may be required by law or regulation, the Company shall not use the name of, or make reference to, the Investor or its Affiliates in any press release or in any public manner (including any reports or filings made by the Company under the Exchange Act) without the Investor's prior written consent which consent shall not be unreasonably withheld. The initial press release with respect to the execution of this Agreement shall be approved by the Company and the Investor. Thereafter, so long as this Agreement is in effect, the Company and the Investor shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Transactions without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that the Company, on the one hand, and the Investor, on the other hand, may, without the prior consent of the other party, issue a press release or make such public statement as may, upon the advice of counsel, be required by law if it has used all reasonable efforts to consult with the other party.

        9.13    Expenses.    Each of the parties hereto shall bear its own expenses incurred with respect to this Agreement and the Transactions; provided, however, that, at the Closing, the Company shall reimburse the reasonable fees and expenses of Brobeck, Phleger & Harrison LLP, counsel to the Investor, not to exceed $30,000 promptly following delivery of an invoice therefor.

(This space intentionally left blank)

        IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

"Company"		"Investor"
SEEC, INC., a Delaware corporation		KPCB HOLDINGS, INC., a Delaware corporation, as nominee
By:	/s/ RAVINDRA KOKA	By:	/s/ JOHN A. DENNISTON
Name:	Ravindra Koka	Name:	John A. Denniston
Title:	President & CEO	Title:	President

COUNTERPART SIGNATURE PAGE TO COMMON STOCK PURCHASE AGREEMENT

EXHIBIT A

Opinion of Company Counsel

VOTING AGREEMENT

        THIS VOTING AGREEMENT (this "Agreement") is entered into as of January 8, 2003, by and between KPCB Holdings, Inc., a Delaware corporation ("KPCB"), and the undersigned stockholder of SEEC, Inc., a Pennsylvania corporation ("SEEC"), whose name appears on the signature page hereto (the "Stockholder").

RECITALS

        WHEREAS, SEEC desires to purchase certain assets and assume certain liabilities of Asera, Inc., a Delaware corporation ("Asera");

        WHEREAS, Asera intends to make a general assignment for the benefit of creditors (the "Assignment") whereby all of its assets will be transferred to Sherwood Partners, Inc., a California corporation (the "Assignee");

        WHEREAS, concurrently with the Assignment but effective as of immediately thereafter, the Assignee has agreed to sell, and SEEC has agreed to purchase, certain Asera assets and assume certain Asera liabilities pursuant to that certain Asset Purchase Agreement dated as of January 8, 2003 (the "Asset Purchase Agreement"), by and between the Assignee and SEEC (such sale and purchase, the "Asset Sale");

        WHEREAS, as of the date hereof, Asera is indebted to certain lenders, including KPCB, pursuant to that certain Note and Warrant Purchase Agreement dated as of November 15, 2002 (the "Bridge Agreement"), by and among Asera and the signatories thereto (such signatories, with KPCB, the "Bridge Lenders"), and Asera's repayment obligations of all indebtedness, accrued and unpaid interest thereon and any other amounts owing by Asera to the Lenders pursuant to the Bridge Agreement (collectively, the "Bridge Indebtedness") are among the liabilities to be assumed by SEEC pursuant to the Asset Purchase Agreement;

        WHEREAS, each of KPCB, SEEC, Asera and the Assignee is party to that certain Consent and Agreement dated as of January 8, 2003 (the "Conversion Agreement"), pursuant to which (i) KPCB, in its capacity as the Collateral Agent (as such term is defined in the Bridge Agreement) for and on behalf of the Lenders and the Majority Lenders (as such term is defined in the Bridge Agreement), has agreed to convert the Bridge Indebtedness into shares of capital stock of SEEC ("SEEC Capital Stock") and the right to receive certain cash payments as payment in full for the Bridge Indebtedness (such contemplated transaction, the "Bridge Conversion"), and (ii) KPCB, solely in its individual capacity, has agreed to enter into a consulting agreement (the "Consulting Agreement") pursuant to which KPCB (together with its affiliates) will provide to SEEC certain advisory services in exchange for the issuance by SEEC to KPCB of warrants (the "Consultant Warrants") to purchase shares of capital stock of SEEC ("SEEC Capital Stock") (such transaction, the "Consultant Warrant Issuance"), in each case subject to the conditions set forth therein;

        WHEREAS, the consummation of each of the Asset Sale, Bridge Conversion and the Consultant Warrant Issuance and the respective transactions contemplated thereby (collectively, the "Contemplated Transactions") is to be subject to certain conditions, including, to the extent required or applicable, the approval of the holders of SEEC Capital Stock as required by applicable law and the rules and regulations of the National Association of Securities Dealers, Inc.;

        WHEREAS, as of the date hereof, the Stockholder beneficially owns (as such phrase is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) an aggregate number of shares of SEEC Capital Stock set forth below the Stockholder's name on the signature page hereof (all such shares, together with any shares of SEEC Capital Stock that may hereafter be acquired by the Stockholder, whether upon the exercise of options, warrants or other rights to acquire shares, conversion of debt or by means of purchase, dividend, distribution or otherwise, the "Subject Shares"); and

        WHEREAS, as a further inducement to the willingness of (i) the Bridge Lenders to enter into the Conversion Agreement, and (ii) KPCB, in its individual capacity, to enter into the Conversion Agreement and the Consulting Agreement, the Stockholder (solely in his capacity as a stockholder and not in any capacity as a director or officer of SEEC) has agreed to enter into this Agreement:

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing, the representations and covenants set forth herein, and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

        Section 1.    Certain Agreements.

          (a)    Voting Agreement.    Prior to the termination of this Agreement pursuant to Section 4(a) hereof (the "Expiration Date") and at any meeting of the stockholders of SEEC, however called, and in any solicitation of written consent of the SEEC stockholders, in which any or all of the Contemplated Transactions are proposed for approval by the SEEC stockholders, unless otherwise directed in writing by KPCB, the Stockholder shall vote the Subject Shares and/or sign and deliver any applicable form of written consent as follows:

              (i)  in favor of the Contemplated Transactions, and any other action approved by the Board of Directors of SEEC in furtherance hereof and thereof; and

            (ii)  against any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone or adversely affect any or all of the Contemplated Transactions.

          (b)    No Disposition of or Encumbrances on Subject Shares.    Prior to the Expiration Date, the Stockholder shall not, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of or transfer (or announce any offer, sale, offer of sale, contract of sale or grant of any option to purchase or other disposition or transfer of) any of the Subject Shares to any person or entity other than KPCB unless such transferee agrees to be bound by all of the terms and conditions of this Agreement and has executed and delivered to KPCB a counterpart hereof in respect of such transferred Subject Shares, (ii) create or permit to exist any encumbrances on any of the Subject Shares, (iii) reduce the Stockholder's beneficial ownership of, interest in, or risk relating to, any of the Subject Shares, or (iv) deposit any of the Subject Shares into a voting trust, grant a proxy or power of attorney, enter into any other voting agreement with respect to any of the Subject Shares or otherwise act or omit to act in a manner that would impair KPCB's rights hereunder or interfere with the Contemplated Transactions (except to the extent permitted by Section 4(e) hereof).

          (c)    Proxy.    The Stockholder hereby revokes any and all prior proxies or powers of attorney in respect of any of the Subject Shares and constitutes and appoints KPCB, with full power of substitution and resubstitution, at any time prior to the Expiration Date, as the Stockholder's true and lawful attorneys and proxies (its "Proxy"), for and in its, his or her name, place and stead, to vote each of such Subject Shares as its Proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Company, and to sign its, his or her name (as stockholder) to any consent as provided in Section 1(a), and to request or demand that SEEC call a special meeting of stockholders to approve any or all of the Contemplated Transactions. THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM HEREOF.

          (d)    Stop Transfer.    The Stockholder shall not request that SEEC register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares, unless such transfer is made in compliance herewith.

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        Section 2.    Representations and Warranties of the Stockholder.    The Stockholder hereby represents and warrants to KPCB (in its capacity as the Collateral Agent and Majority Lender and in its individual capacity), and to the other Bridge Lenders, as follows:

          (a)    Power, Capacity, Authority and Enforceability.    The Stockholder has all requisite right, power, legal capacity and authority to execute and deliver this Agreement and the Proxy and to perform his obligations hereunder and thereunder. This Agreement and the Proxy have been duly executed and delivered by the Stockholder and constitute the legal, valid and binding obligations of the Stockholder, enforceable against the Stockholder in accordance with their terms subject to (i) laws of general application relating to public policy, bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Without limiting the generality of the foregoing, the Proxy is irrevocable in accordance with its terms.

          (b)    No Conflicts, Required Filings.    The execution and delivery of this Agreement and the Proxy by the Stockholder do not, and the performance of this Agreement by the Stockholder will not, (i) conflict with or violate any order, decree or judgment applicable to the Stockholder or by which he or any of his properties is bound or affected, or (ii) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on the Subject Shares pursuant to, any agreement or other instrument to which the Stockholder is a party or by which the Stockholder or any of its properties is bound or affected.

          (c)    Consents.    The execution and delivery of this Agreement and the Proxy by the Stockholder do not, and the performance hereof by the Stockholder will not, require any consent of any person or entity.

          (d)    Title to Subject Shares.    The Stockholder owns of record the Subject Shares set forth under the Stockholder's name on the signature page hereof and does not directly or indirectly own, either beneficially or of record, any shares of SEEC Capital Stock, or rights to acquire any shares of SEEC Capital Stock, other than the Subject Shares.

          (e)    Accuracy of Representations.    The representations and warranties contained herein are accurate in all respects as of the date of this Agreement, will be accurate in all respects at all times through the Expiration Date.

        Section 3.    Covenants of the Stockholder.

          (a)    No Voting Arrangements.    Prior to the Expiration Date, the Stockholder shall not enter into any agreement or understanding with any Person to vote or give instructions in any manner inconsistent with Section 1 hereof.

          (b)    Further Assurances.    From time to time and without additional consideration, the Stockholder will execute and deliver, or cause to be executed and delivered, such additional or further proxies, consents and other instruments as KPCB may reasonably request for the purpose of effectively carrying out and furthering the intent of this Agreement.

          (c)    Notice of Stockholder Meetings and Proposed Consents.    For the purpose of effectively carrying out and furthering the intent of this Agreement and allowing KPCB to exercise its rights hereunder on behalf of the Bridge Lenders and itself, the Stockholder agrees to give KPCB prompt written notice of any meeting of the stockholders of SEEC or proposed written consent of the stockholders of SEEC with respect to the matters covered by the Proxy. KPCB acknowledges that the obligations of this Section 3(c) will be satisfied with respect to a given meeting or proposed written consent once it has received notice with respect to such meeting or proposed

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  written consent from SEEC or any other stockholder of SEEC executing a similar voting agreement.

        Section 4.    Miscellaneous Provisions.

          (a)    Termination.    This Agreement shall terminate and be of no further force and effect upon (i) the mutual agreement of the parties hereto, or (ii) the earliest to occur of the last closing of the Contemplated Transactions or the last valid termination of any of the agreements giving effect to the Contemplated Transactions. No such termination shall relieve any party hereto from any liability for any breach hereof prior to such termination.

          (b)    Survival of Representations, Warranties and Agreements.    All representations, warranties and agreements made by the Stockholder herein shall survive for a period of one (1) year from the Expiration Date.

          (c)    Indemnification.    The Stockholder shall hold harmless and indemnify each Bridge Lender and KPCB (in its individual capacity) from and against any and all claims, losses, damages, legal and other expenses, and liabilities (regardless of whether or not such claims, losses, damages, legal and other expenses, and liabilities relate to a third-party claim) which are incurred by any Bridge Lender or KPCB (in its individual capacity) to the extent that such claims, losses, damages, legal and other expenses, and liabilities arise from any breach of any representation, warranty, covenant or obligation of the Stockholder contained herein.

          (d)    Expenses.    All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

          (e)    Fiduciary Duties.    Nothing contained in this Agreement and the Proxy shall prevent the Stockholder, acting solely in his individual capacity as a director of SEEC, from taking any action which the Stockholder determines (after consulting with the Stockholder's or the SEEC counsel) is required in order to discharge properly the Stockholder's fiduciary duties as a director of SEEC.

          (f)    Governing Law and Specific Performance.    This Agreement shall be governed in all respects by and construed in accordance with the laws of the State of California without any regard to conflicts of law principals. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that KPCB shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which KPCB is entitled at law or in equity.

          (g)    Entire Agreement.    This Agreement constitutes the entire agreement of the parties with respect to the matters set forth herein and supersedes any prior agreements, commitments, discussions and understandings, oral or written, with respect thereto.

          (h)    Amendments and Waivers.    No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the parties and then such amendment or waiver shall be effective only in the specific instance and for the specific purpose for which given.

          (i)    Benefits of Agreement.    This Agreement is entered into for the sole protection and benefit of the parties hereto, the other Bridge Lenders and their respective successors and assigns, and no other person or entity shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, this Agreement.

          (j)    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this

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  Agreement. The Stockholder may not assign, except as expressly contemplated herein, any rights, obligations or benefits under this Agreement without the prior written consent of KPCB.

          (k)    Notices.    All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the address set forth on the signature page hereto (with copies to such other parties as noted thereon), or such other address as a party may provide to the other no later than ten (10) days prior to any such notice or communication. All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (i) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication was sent, and (iii) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail.

          (l)    Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

          (m)    Counterparts.    This Agreement may be executed in any number of counterparts, including counterparts transmitted by facsimile or electronic transmission, each of which shall be an original, but all of which together shall constitute one instrument.

          (n)    Further Assurances.    Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          (o)    Construction; Titles; Gender.    This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. Whenever used herein, the singular number shall include the plural and the plural the singular, and the use of any gender shall be applicable to all genders.

(This space intentionally left blank)

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

"KPCB"		"Stockholder"
KPCB HOLDINGS, INC., a Delaware corporation, in its capacity as Collateral Agent and Majority Lender and in its individual capacity		RAVINDRA KOKA (Print Full Name)
By:	/s/ JOHN A. DENNISTON	/s/ RAVINDRA KOKA
Name:	John A. Denniston	(Sign Full Name)
Title:	President	PRESIDENT & CEO (Title, if applicable)
Address:	c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Rd. Menlo Park, CA 94025 Facsimile: 650.233.0378 Attention: John A. Denniston	Number of shares of SEEC Common Stock held as of the date hereof:	376,429

with a copy to:	Brobeck, Phleger & Harrison LLP One Market—Spear Tower San Francisco, CA 94105 Facsimile: 415.442.1010 Attention: Ronald B. Moskovitz
"Stockholder"
RAVINDRA KOKA ANNUITY TRUST I (Print Full Name)
/s/ RAVINDRA KOKA (Sign Full Name)
TRUSTEE (Title, if applicable)
		Number of shares of SEEC Common Stock held as of the date hereof:	25,665

COUNTERPART SIGNATURE PAGE TO VOTING AGREEMENT

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"Stockholder"
RAVINDRA KOKA ANNUITY TRUST II (Print Full Name)
/s/ RAVINDRA KOKA (Sign Full Name)
TRUSTEE (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	100,000

"Stockholder"
ADAM D. YOUNG (Print Full Name)
/s/ ADAM D. YOUNG (Sign Full Name)
(Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	205,190

"Stockholder"
ADY CONSULTING PROFIT SHARING KEOGH (Print Full Name)
/s/ ADAM D. YOUNG (Sign Full Name)
TRUSTEE (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	19,986

"Stockholder"
ADAM D. YOUNG QUALIFIED ANNUITY TRUST (Print Full Name)
/s/ DANA YOUNG (Sign Full Name)
TRUSTEE (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	80,937

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"Stockholder"
DANA YOUNG (Print Full Name)
/s/ DANA YOUNG (Sign Full Name)
(Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	63,389

"Stockholder"
GLEN F. CHATFIELD (Print Full Name)
/s/ GLEN F. CHATFIELD (Sign Full Name)
CHAIRMAN OF THE BOARD (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	50,348

"Stockholder"
GEETHA REDDY (Print Full Name)
/s/ GEETHA REDDY (Sign Full Name)
(Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	41,000

"Stockholder"
SHYAMALA REDDY (Print Full Name)
/s/ SHYAMALA REDDY (Sign Full Name)
(Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	41,000

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"Stockholder"
T.N. RAJSHEKHAR REDDY (Print Full Name)
/s/ SHYAMALA REDDY, TTEE (Sign Full Name)
SHYAMALA REDDY, TRUSTEE (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	31,484

"Stockholder"
T.N. PRITHVI REDDY (Print Full Name)
/s/ SHYAMALA REDDY, TTEE (Sign Full Name)
SHYAMALA REDDY, TRUSTEE (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	31,484

"Stockholder"
NIKHIL REDDY BROCHINI (Print Full Name)
/s/ NIKHIL REDDY BROCHINI (Sign Full Name)
CUSTODIAN (MOTHER) (Title, if applicable)
Number of shares of SEEC Common Stock held as of the date hereof:	15,000

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CONSENT AND AGREEMENT

        THIS CONSENT AND AGREEMENT (this "Agreement") is entered into as of January 8, 2003, by and among KPCB Holdings, Inc., as nominee, a Delaware corporation (the "KPCB"), Asera, Inc., a Delaware corporation ("Asera"), Sherwood Partners, Inc., a California corporation ("Sherwood"), solely in its capacity as assignee for the benefit of creditors of Asera, SEEC, Inc., a Pennsylvania corporation (the "Buyer").

RECITALS

        WHEREAS, pursuant to that certain Note and Warrant Purchase Agreement dated as of November 15, 2002 (as such may from time to time be amended, supplemented or otherwise modified, the "Bridge Agreement"), by and among Asera, KPCB and the other signatories thereto (such signatories, with KPCB, the "Bridge Lenders"), Asera has issued to the Bridge Lenders certain senior secured promissory notes pursuant to the Bridge Agreement in the aggregate principal amount of $2,112,525 (the "Bridge Notes");

        WHEREAS, Asera's repayment obligations of all indebtedness, accrued and unpaid interest thereon and any other amounts owing by Asera to the Bridge Lenders pursuant to the Bridge Notes and Bridge Agreement (collectively, the "Bridge Indebtedness") is secured by the Collateral (as such term is defined in the Bridge Agreement);

        WHEREAS, KPCB, in its capacity as (i) the representative and collateral agent for and on behalf of the Bridge Lenders (in such capacity, the "Collateral Agent") and (ii) the Majority Lenders (as such term is defined in the Bridge Agreement), may amend or waive any provision of the Bridge Agreement or the other Transaction Documents (as such term is defined in the Bridge Agreement) including, without limitation, the Bridge Notes, and such amendment and/or waiver shall be binding on all Bridge Lenders;

        WHEREAS, concurrently with the execution hereof, Asera intends to make a general assignment for the benefit of creditors (the "Assignment") whereby all of its assets (including, without limitation, the Collateral) will be transferred to Sherwood as the assignee (hereinafter Sherwood shall be referred to as the "Assignee");

        WHEREAS, concurrently with the execution hereof but effective as of immediately following the Assignment, the Assignee has agreed to sell, and the Buyer has agreed to purchase, the Required Assets (as such term is defined in the Asset Purchase Agreement) including, without limitation, the Collateral, and assume the Assumed Liabilities (as such term is defined in the Asset Purchase Agreement), including, without limitation, the Bridge Indebtedness, pursuant to that certain Asset Purchase Agreement dated as of January 8, 2003 (the "Asset Purchase Agreement"), by and between the Assignee and the Buyer (such sale and purchase, the "Asset Sale");

        WHEREAS, following the consummation of the Asset Sale, the Buyer and the Bridge Lenders desire to convert the Bridge Indebtedness into shares of capital stock of the Buyer and, in certain instances, the right to receive certain cash payments, subject to the satisfaction of certain conditions as set forth herein, as satisfaction in full for all Bridge Indebtedness, as such will be assumed by the Buyer in connection with the Asset Sale;

        WHEREAS, in addition thereto, the Buyer and KPCB desire to enter into a consulting agreement pursuant to which KPCB will provide to the Buyer certain services in exchange for certain rights to acquire shares of capital stock of the Buyer, each as further provided herein; and

        WHEREAS, the various parties hereto desire to memorialize their respective agreements with respect to the foregoing as provided herein:

AGREEMENT

        NOW THEREFORE, in consideration of the foregoing, the mutual representations, warranties and covenants set forth herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereby agree as follows:

        Section 1.    Certain Consents of Bridge Lenders.

          (a)    Assignment for the Benefit of Creditors.

            (i)    Subject to the provisions hereof, KPCB, in its capacity as the Collateral Agent and with the consent of the Majority Lenders, will and hereby does consent to Asera's making a general assignment for the benefit of creditors and naming Sherwood as the Assignee; provided, however, that the liens and security interests on the Required Assets granted to the Bridge Lenders pursuant to certain of the Transaction Documents shall remain in full force and effect until the Bridge Conversion (as defined in Section 2(a) hereof) or until the Bridge Indebtedness is repaid in full.

            (ii)  It shall be a condition precedent to effectiveness of the consent set forth in Section 1(a) hereof, that the Closing (as such term is defined in the Asset Purchase Agreement) shall have occurred under the Asset Purchase Agreement in form and substance satisfactory to the Majority Lenders.

          (b)    Asset Sale.

            (i)    Subject to the provisions hereof and the satisfaction of all of the conditions precedent set forth in this Section 1(b), KPCB, in its capacity as the Collateral Agent and with the consent of the Majority Lenders, will and hereby does consent to the sale of the Required Assets by the Assignee to the Buyer, which consent shall be effective upon the Closing (as defined in the Asset Purchase Agreement); provided, however, that the liens and security interests on the Required Assets granted to the Bridge Lenders pursuant to certain of the Transaction Documents shall remain in full force and effect until the Bridge Conversion or until the Bridge Indebtedness is repaid in full. Notwithstanding the foregoing, except as expressly provided in the Bridge Loan Assumption Agreement (as such term is defined in the Asset Purchase Agreement), the term "Collateral" (as used in the Bridge Agreement and the other Transaction Documents) shall only include the Required Assets and shall not include any other assets now owned or hereinafter acquired by the Buyer. The foregoing consent to the Asset Sale shall in no way be deemed a consent to any future sale of the Required Assets by the Buyer.

            (ii)  It shall be a condition precedent to effectiveness of the consent set forth in Section 1(b) hereof, that each of the following conditions shall have been satisfied:

              (A)  the Closing shall have occurred under the Asset Purchase Agreement in form and substance satisfactory to the Majority Lenders;

              (B)  the Collateral Agent shall have received from Asera or the Buyer, as the case may be, an executed counterpart signature page to this Agreement from each other party hereto; and

              (C)  each of Comdisco (as defined in the Asset Purchase Agreement) and the Syndicate (as defined in the Asset Purchase Agreement) shall have entered into loan assumption agreements with the Assignee and the Buyer in connection with the Asset

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      Sale, each in form and substance acceptable to the Collateral Agent, and such agreements shall have become effective by their respective terms.

        Section 2.    Agreement to Convert Bridge Indebtedness.

          (a)    Bridge Note Conversion.    The Collateral Agent, with the consent of the Majority Lenders, Asera and the Buyer hereby amend each Bridge Note in the manner described in, and so as to effect the transactions contemplated by, this Section 2(a).

            (i)    Subject to the foregoing provisions and the satisfaction (or waiver) of all of the conditions precedent set forth in Sections 2(a)(ii) and (iii) herein, the following shall occur (the "Bridge Conversion"):

              (A)  All Bridge Indebtedness shall be converted, automatically and without any action of any Bridge Lender, into an aggregate of 1,646,129 shares of common stock, par value $0.01 per share ("Buyer Common Stock"), of the Buyer (such shares, the "Conversion Shares"), in satisfaction in full of any and all of the debtor's repayment obligations under the Transaction Documents. Such Conversion Shares shall be allocated ratably among the Bridge Lenders in accordance with their respective Pro-Rata Shares (as such term is defined in the Bridge Agreement) and as set forth on Exhibit A hereto.

              (B)  The Bridge Conversion shall be deemed to have been made immediately upon the close of business of the day following the satisfaction of the conditions precedent set forth in Sections 2(a)(ii) and (a)(iii) hereof (such date, the "Conversion Date"), and the person or persons entitled to receive the Conversion Shares shall be treated for all purposes (including, without limitation, the right to participate in all distributions or restructurings or recapitalizations) as the record holder or holders of such Conversion Shares as of such time.

              (C)  As soon as practicable following (and in no event more than ten (10) business days after) the Conversion Date, the Buyer shall cause its transfer agent to prepare and deliver to each Bridge Lender a certificate or certificates representing the number of Conversion Shares issuable by reason of such conversion in the name of such Bridge Lender. The issuance of such stock certificates upon the Bridge Conversion shall be made without charge to such Bridge Lender for any issuance tax in respect thereof or other cost incurred by the Buyer in connection with such conversion and the related issuance of the Conversion Shares.

              (D)  In addition to the Conversion Shares, the Buyer shall deliver to the Collateral Agent an aggregate of $301,782.32 in cash (the "Participation Payment"), which shall be allocated among each Bridge Lender who, during the period commencing on the date hereof through and including the Conversion Date, acquires at least its Pro-Rata Amount (as defined herein) of Buyer Common Stock (excluding, for such purpose, the Conversion Shares issuable to such Bridge Lender hereunder) (a "Participating Bridge Lender"). The Participation Payment shall be paid by the Buyer to the Collateral Agent, on behalf of the Participating Bridge Lenders, on the Conversion Date by wire transfer of immediately available funds to an account specified by the Collateral Agent. Thereafter, the Collateral Agent shall distribute to each Participating Bridge Lender its relative pro-rata share of the Participation Payment, which shall be determined based on the relative Pro-Rata Shares of the Participating Bridge Lenders vis-à-vis each other. For the purposes hereof, a Bridge Lender's "Pro-Rata Amount" shall be equal to the number of shares obtained by multiplying such Bridge Lender's Pro-Rata Share (as set forth on Exhibit A hereto) by 1,000,000.

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              (E)  Upon consummation of the Bridge Conversion in accordance herewith, all of the debtor's obligations under the Bridge Notes including, without limitation, repayment of the outstanding principal amount and any accrued and unpaid interest thereon shall be satisfied in full, and each Bridge Note shall be deemed cancelled and of no further force and effect. The Collateral Agent shall use commercially reasonable efforts to cause each Bridge Lender to return the original Bridge Note issued to such Bridge Lender, marked as cancelled, to the Buyer; provided, however, that the failure by any Bridge Lender to so return such original Bridge Note shall not in any manner affect the above-described conversion.

              (F)  Notwithstanding the foregoing, in the event that the consummation of Bridge Conversion does not occur due as a result of the inability of the Buyer to satisfy any of the conditions set forth in Sections 2(a)(ii) and (a)(iii) herein (other than the condition in the respective clause (A) thereof) by August 15, 2003, any and all Bridge Indebtedness shall become immediately due and payable on such date.

            (ii)  The obligations of the Bridge Lenders to effectuate the Bridge Conversion shall occur upon the satisfaction or waiver of the following conditions:

              (A)  the Closing shall have occurred under the Asset Purchase Agreement in form and substance satisfactory to the Majority Lenders;

              (B)  all necessary corporate approvals of the Buyer required to effect the Bridge Conversion shall have been obtained including, without limitation, the approval of the Buyer's shareholders of (I) the Bridge Conversion, and (II) the amendment of the Buyer's articles of incorporation to provide that the Buyer shall not be subject to Subchapters (E) and (F) of the Pennsylvania Business Corporation Law (the "PBCL");

              (C)  all necessary permits, authorizations, consents, notices, and approvals as may be required for the Bridge Conversion under all applicable law shall have been obtained including, without limitation, any so required under (I) the Securities Act of 1933, as amended (the "Securities Act"), (II) the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (III) applicable state securities or blue sky laws, (IV) the PCBL and (V) the rules, regulations policies adopted by the National Association of Securities Dealers, Inc. (the "NASD") concerning companies listed on the Nasdaq Stock Market (the "NASD Rules");

              (D)  the representations and warranties of the Buyer set forth in Section 2(b) hereof shall be true and correct in all respects as of the date hereof and as of the Conversion Date with the same force and effect as if they had been made on as of such date (other than representations and warranties made specifically with reference to a particular date, which shall have been true and correct in all respect as of such date), except in each case, or in the aggregate, where the failure to be true and correct (disregarding any additional materiality "baskets" contained therein) does not constitute a Buyer Material Adverse Effect (as such term is defined in Section 2(b) hereof); and

              (E)  the Collateral Agent, on behalf of the Bridge Lenders, shall have received from Cohen & Grigsby, P.C., counsel to the Buyer, an opinion letter addressed to the Bridge Lenders in the form attached hereto as Exhibit B;

            (iii)  The obligations of the Buyer to effectuate the Bridge Conversion shall occur upon the satisfaction or waiver of the following conditions:

              (A)  the Closing shall have occurred under the Asset Purchase Agreement in form and substance satisfactory to the Majority Lenders;

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              (B)  all necessary corporate approvals of the Buyer required to effect the Bridge Conversion shall have been obtained including, without limitation, any required approval of the Buyer's shareholders of (I) the Bridge Conversion, and (II) the amendment of the Buyer's articles of incorporation to provide that the Buyer shall not be subject to Subchapters (E) and (F) of the Pennsylvania Business Corporation Law (the "PBCL");

              (C)  all necessary permits, authorizations, consents, notices, and approvals as may be required for the Bridge Conversion under all applicable law shall have been obtained including, without limitation, any so required under (I) the Securities Act, (II) the Exchange Act, (III) applicable state securities or blue sky laws, (IV) the PBCL and (V) the NASD Rules; and

              (D)  the Buyer shall have received from each Bridge Lender an executed Representation Statement in the form attached hereto as Exhibit C (the "Representation Statement").

          (b)    Certain Representations and Warranties of the Buyer.    The representations and warranties of the Buyer as set forth on Exhibit D hereto are incorporated by reference herein. Notwithstanding any investigation made by any party to this Agreement, all representations and warranties made by the Buyer herein shall survive the execution hereof, the delivery to the Bridge Lenders of the Conversion Shares, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the Bridge Lenders, the Collateral Agent, the Majority Lenders or counsel, but shall terminate on the date which is 60 days after the filing of the Buyer's Annual Report on Form 10-K for the year ended March 31, 2003 with the Securities Exchange Commission (the "SEC"); provided, however, that, in the event that the Conversion Date occurs after March 31, 2003, such representations and warranties shall survive until the date which is 60 days after the filing of the Buyer's Annual Report on Form 10-K for the year ended March 31, 2004.

          (c)    Registration Rights.

            (i)    Certain Definitions.    For the purposes hereof, the following definitions shall apply:

              (A)  "Affiliate" shall have the meaning set forth in Rule 12b-2 of the rules and regulations under the Exchange Act.

              (B)  "Effectiveness Termination Date" shall mean the earlier of (I) the date that is the later of (a) the second anniversary of the consummation of the Bridge Conversion and (b) the date that no Bridge Lender nor any of its respective Affiliates is an Affiliate of the Buyer, or (II) such date as all unsold securities registered on such Registration Statement may be sold in a single three-month period in accordance with Rule 144 under the Securities Act or (III) such date as all securities registered on such Registration Statement have been resold.

              (C)  "Registrable Securities" shall mean the Conversion Shares and any other shares of Buyer Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of Conversion Shares.

              (D)  "Registration Statement" shall mean a registration statement on Form S-3 under the Securities Act or any registration form under the Securities Act subsequently adopted by the SEC which similarly permits the inclusion or incorporation of substantial information by reference to other documents filed by the Buyer with the SEC, including the prospectus, amendments and supplements to such registration statements, including post-effective amendments, all exhibits and all materials incorporated by reference or

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      explicitly deemed to be incorporated by reference in such registration statements, and/or as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered thereby; provided, however, that the term "Registration Statement" shall refer to any other registration form under the Securities Act available to the Buyer including, without limitation, a Form S-1 (or any successor form thereto) if the Buyer is not eligible to register securities on Form S-3 or such similar registration form, unless such ineligibility is caused solely by the Buyer's failure to file, within the time periods required by such form, a Form 8-K containing the audited financial statements for Asera (prepared in the manner and for the periods specified in Regulation S-X, Article 3) and pro forma financial information relating to Asera (prepared in the manner specified in Regulation S-X, Article 11) required to be included in a Form 8-K which the Buyer must file with the SEC in connection with the Asset Sale.

            (ii)    Shelf Registration.

              (A)  The Buyer shall prepare and file or cause to be prepared and filed with the SEC, as soon as practicable but in any event no later than ten (10) business days following the Conversion Date, a Registration Statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering the resale from time to time by the Bridge Lenders of the Registrable Securities. The Buyer shall use commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as soon as practicable thereafter and to keep such Registration Statement continuously effective under the Securities Act until the Effectiveness Termination Date. The Buyer shall keep the Bridge Lenders advised in writing as to the initiation of such registration, qualification and compliance and as to the completion thereof.

              (B)  At the time the Registration Statement is declared effective, each Bridge Lender shall be named as a selling securityholder in the Registration Statement and the related prospectus in such a manner as to permit such Bridge Lender to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

            (iii)    Selling Procedure.

              (A)  Following the date that the Registration Statement is declared effective by the SEC, the Bridge Lenders shall be permitted, subject to the provisions hereof, to offer and sell the Registrable Securities included thereon in the manner described in such Registration Statement during the period of its effectiveness; provided, however, that each Bridge Lender arranges for delivery of a current prospectus to the transferee of the Registrable Securities.

              (B)  Notwithstanding the foregoing, or anything contained herein to the contrary, the Buyer may suspend offers and sales of Registrable Securities pursuant to such Registration Statement if in the good faith judgment of the Buyer's Board of Directors, upon the advice of counsel, (I)(a)(1) such registration would be substantially contrary to the bests interests of the Buyer because (X) it would materially interfere with a material financing plan or other material transaction or negotiations relating thereto then pending, or (Y) it would require the disclosure of any material non-public information prior to the time that such information would otherwise be disclosed or be required to be disclosed, if such early disclosure would be substantially contrary to the best interests of the Buyer, or (2) such Registration Statement contains or may contain an untrue statement of material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (b) the Board of Directors concludes, as a result, that it is necessary and appropriate to defer the filing of such

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      registration statement at such time, and (II) the Buyer shall furnish to the Bridge Lenders a certificate signed by the President or Chief Executive Officer of the Buyer stating the good faith judgment of the Board of Directors to such effect, then the Buyer shall have the right to defer such filing only for the period during which such filing would be substantially contrary to the best interests of the Buyer (a "Suspension"); provided, however, that the aggregate number of days included in such periods of Suspension shall not exceed ninety (90) days in any twelve (12) month period. In the event of any Suspension, the Bridge Lenders shall discontinue disposition of Registrable Securities covered by the Registration Statement until copies of a supplemented or amended prospectus are distributed to the Bridge Lenders or until the Bridge Lenders are advised in writing by the Buyer that the use of the applicable prospectus may be resumed.

            (iv)    Expenses of Registration.    All expenses incurred in connection with the registrations pursuant hereto (including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of one counsel for the Buyer and reasonable fees and disbursements of counsel to the Bridge Lenders, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration) shall be borne by the Buyer, other than expenses relating to (A) the compensation of regular employees of the Buyer, which shall be paid in any event by the Buyer, and (B) all underwriting discounts and selling commissions applicable to a sale of the Registrable Securities, which shall be borne by the Bridge Lenders.

            (v)    Registration Procedures.    Subject to the provisions hereof, and until the Effectiveness Termination Date, the Buyer shall take the following actions:

              (A)  Prepare and file with the SEC the Registration Statement in accordance herewith;

              (B)  Furnish to the Bridge Lenders such reasonable numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

              (C)  Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Bridge Lenders for the purpose of permitting the offers and sales of the securities in such jurisdictions, provided that the Buyer shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

              (D)  Notify as soon as reasonably practicable after the Buyer becomes aware the Bridge Lenders at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

              (E)  If for any reason it shall be necessary to amend or supplement the Registration Statement or the prospectus used in connection with such Registration Statement in order to correct any untrue statements, (I) ensure that the Registration Statement is not misleading or otherwise to comply with the Securities Act, as promptly as reasonably practicable, (II) prepare and file with the SEC such amendments and supplements to such

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      Registration Statement and the prospectus as may be necessary to correct such untrue statements, and (III) ensure that such Registration Statement is not misleading or to comply with the provisions of the Securities Act, provided that, to the extent that any statements to be corrected relate to any information provided by the Bridge Lenders, the Buyer shall not be obligated to amend the Registration Statement until the Buyer has received such corrected information from the Bridge Lenders and has had a reasonable opportunity to amend or supplement such Registration Statement or prospectus;

              (F)  If the Registration Statement ceases to be effective for any reason at any time prior to the Effectiveness Termination Date (other than because all securities registered thereunder have been resold pursuant thereto), use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof;

              (G)  Cause all such Registrable Securities registered hereunder to be listed or included on each securities exchange or automated quotation system on which similar securities issued by the Buyer are then listed or included; and

              (H)  Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

    In addition, in the event of any underwritten public offering, the Buyer shall (I) enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, provided that each Bridge Lender also enters into and perform its respective obligations under such an agreement, and (J) use its best efforts to furnish, at the request of the Bridge Lenders, (x) an opinion, dated as of the date that the registration statement with respect to such securities becomes effective, of the counsel representing the Buyer for the purposes of such registration, in form and substance as is customarily given in an underwritten public offering (and reasonably acceptable to the counsel for the Bridge Lenders), addressed to the underwriters, if any, and to the Bridge Lenders, and (y) a letter dated such date, from the independent certified public accountants of the Buyer, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering (and reasonably acceptable to the counsel for the Bridge Lenders), addressed to the underwriters, to the extent such letter is permitted under generally recognized accounting practice.

            (vi)    Indemnification.

              (A)  The Buyer shall indemnify each Bridge Lender, its officers, directors, employees, partners, affiliates, agents, representatives and legal counsel, and each person controlling (or deemed controlling) such Bridge Lender within the meaning of the Securities Act, (collectively, the "Bridge Lender's Agents") with respect to which registration, qualification or compliance has been effected pursuant hereto, against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on (I) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements thereto, notification or the like) incident to any such registration, qualification or compliance, (II) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (III) any violation by the Buyer of the Securities Act, the Exchange Act or any rule or regulation promulgated thereunder applicable to the Buyer in connection with any such registration, qualification or compliance, and shall reimburse each Bridge Lender, and such Bridge

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      Lender's Agents, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, that the Buyer shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Buyer by an instrument duly executed by such Bridge Lender and stated to be specifically for use therein or furnished in writing by such Bridge Lender to the Buyer in response to a request by the Buyer stating specifically that such information shall be used by the Buyer therein.

              (B)  Each Bridge Lender shall indemnify the Buyer, its officers, directors, employees, affiliates, agents, representatives, legal counsel, independent accountant, and each person controlling the Buyer within the meaning of the Securities Act (collectively, the "Buyer's Agents"), each other Bridge Lender and its respective Bridge Lender's Agents, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on (I) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like), or (II) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and shall reimburse the Buyer and the other Bridge Lenders and the respective Buyer's Agents and Bridge Lender's Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like) in reliance upon and in conformity with written information furnished in writing to the Buyer by an instrument duly executed by such Bridge Lender and stated to be specifically for use therein or furnished by such Bridge Lender to the Buyer in response to a request by the Buyer stating specifically that such information shall be used by the Buyer therein; provided, further, that the indemnity agreement provided in this Section 2(c)(vi) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of such Bridge Lender, which consent shall not be unreasonably withheld, unless such consent is obtained in accordance with subsection (C) hereof. In no event shall a Bridge Lender's indemnification obligation exceed the net proceeds received from its sale of Registrable Securities in such offering.

              (C)  Each party entitled to indemnification under this Section 2(c)(vi) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld). The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of

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      interest. The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 2(c)(vi), but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the written consent of each Indemnified Party (which shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

              (D)  If the indemnification provided for in this Section 2(c)(vi) is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution by a Bridge Lender under this Section 2(c)(vi) exceed the net proceeds from the offering received by such Bridge Lender. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

              (E)  The obligations of the Buyer and the Bridge Lenders under this Section 2(c)(vi) shall survive the completion of any offering of the Registrable Securities in a Registration Statement hereunder, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

            (vii)    Information by the Bridge Lenders.    As a condition precedent to the obligations of the Buyer hereunder, each Bridge Lender shall furnish to the Buyer all such information and materials regarding such Bridge Lender and the distribution proposed by such Bridge Lender as the Buyer may reasonably request in writing in connection with any registration, qualification or compliance referred to herein. Each Bridge Lender will promptly notify the Buyer in writing of any changes in the information set forth in the registration statement after it is prepared regarding such Bridge Lender or its plan of distribution to the extent required by applicable law.

            (viii)    Inclusion of Additional Securities.    The Buyer may include additional Buyer securities in any registration pursuant hereto for its own account and by other parties in amounts as determined by the Buyer's Board of Directors, provided that any such inclusion does not (A) reduce the number of Registrable Securities (or other Buyer securities held by any Bridge Lender) which are included in the Registration Statement filed pursuant hereto or otherwise materially and adversely affect the rights of the Bridge Lenders hereunder, or (B) cause Form S-3 to be unavailable under the Securities Act for such registration due to the nature of the additional securities to be so included.

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            (ix)    Termination of Registration Rights.    All rights and obligations provided for in this Section 2(c) (except for in Section 2(c)(vi), which rights and obligations shall survive) shall terminate on the Effectiveness Termination Date.

        Section 3.    Consulting Arrangement and Additional Equity Issuance.    Concurrently with the execution hereof, the Buyer and KPCB shall enter into a consulting agreement in the form appended hereto as Exhibit E (the "Consulting Agreement") pursuant to which KPCB (together with its affiliates) will agree to provide to the Buyer advice and assistance with respect to certain selling, strategy and general operational matters as further set forth therein. In consideration of KPCB's execution of the Consulting Agreement and the provision of such services thereunder, the Buyer will issue and deliver to KPCB warrants (the "Warrants") to purchase shares of Buyer Common Stock (the "Warrant Shares") in the form attached thereto. The effectiveness of the Consulting Agreement and the issuance of the Warrants shall be subject to certain conditions as set forth therein. KPCB shall be entitled to certain registration rights with respect to the Warrant Shares as set forth in the Consulting Agreement.

        Section 4.    Meeting; Proxy.

          (a)    Proxy Statement.    As soon as commercially practicable hereafter, but in no event later than June 30, 2003, the Buyer shall prepare and file with the SEC a proxy statement meeting the requirements of Section 14 of the Exchange Act and the related rules and regulations thereunder promulgated by the SEC (the "Proxy Statement") to solicit, at a duly convened meeting of the Buyer's shareholders ("Shareholders' Meeting"), such shareholders' approval of the following matters, which shall be presented as a single matter for the approval of the shareholders (collectively, the ("Voting Matters"): (i) the Bridge Conversion; (ii) the Consulting Agreement; (iii) certain amendments of the Buyer's articles of incorporation and bylaws as are necessary to effect the transactions contemplated hereby (including, without limitation, the amendments necessary so as to ensure that Subchapters (E) and (F) of the Chapter 25 of the PBCL does not apply to the Transactions)(the "Charter Amendment"); and (iv) each of the respective transactions contemplated thereby including, without limitation, the issuance of the Warrants pursuant to the Consulting Agreement and Seller Warrants (as such term is defined in the Asset Purchase Agreement) pursuant to the Asset Purchase Agreement (collectively, the "Transactions"). Notwithstanding anything contained herein to the contrary, if the audited financial statements for Asera (prepared in the manner and for the periods specified in Regulation S-X, Article 3) and pro forma financial information relating to Asera (prepared in the manner specified in Regulation S-X, Article 11) which are required to be included in the Proxy Statement pursuant to Regulation 14A and Regulation S-X (the "Asera Financial Statements") are unavailable as of June 30, 2003, the Buyer may delay the filing with the SEC of the Proxy Statement until such time after June 30, 2003 as the Buyer shall have received the Asera Financial Statements. In such an event, the Buyer shall use its best efforts to incorporate such Asera Financial Statements into the Proxy Statement and file the Proxy Statement with the SEC as soon as reasonably practicable thereafter. In connection with the preparation of the Proxy Statement, each of Assignee, Asera and the Bridge Lenders shall promptly provide to the Buyer such information concerning the business, financial statements and affairs of Assignee, Asera or Bridge Lenders, as applicable, as may be required under applicable law, and such other information as the Buyer may reasonably request in good faith and upon the advice of counsel, for inclusion in the Proxy Statement, or in any amendments or supplements thereto, and cause its counsel and auditors to cooperate with the Buyer's counsel and auditors in the preparation of the Proxy Statement. The Buyer shall use commercially reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filings, and shall cause the Proxy Statement to be mailed to its shareholders at the earliest practicable time after the Proxy Statement is cleared by the SEC. The Proxy Statement shall include the recommendation of the Board of Directors of the Buyer in favor of each of the Transactions and the conclusion of the Buyer's Board of Directors that the terms and conditions of

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  each of the Transactions are fair and reasonable to, and in the best interests of, the shareholders of the Buyer. Each of the Buyer, the Assignee, Asera and the Bridge Lenders, severally and not jointly, represents and warrants that the information to be supplied by or on behalf of such party for inclusion in the Proxy Statement to be sent to the shareholders of the Buyer in connection with the Shareholders' Meeting (as defined below) shall not, on the date the Proxy Statement is first mailed to the Buyer's shareholders or at the time of the Shareholders' Meeting, (a) contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, (b) omit to state any material fact necessary in order to make the statements made in the Proxy Statement not false or misleading, or (c) omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders' Meeting which has become false or misleading. If at any time prior to the Shareholders' Meeting any fact or event relating to any party is discovered by such party or occurs which should be set forth in a supplement to the Proxy Statement, such party shall promptly inform each other party hereto of such fact or event. The Buyer shall keep the Assignee, Asera and the Bridge Lenders apprised of the status of matters relating to the Proxy Statement and the Shareholders' Meeting, including promptly furnishing the Assignee, Asera and the Collateral Agent with copies of notices or other communications related to the Proxy Statement or the Shareholders' Meeting received by the Buyer from the SEC or NASD.

          (b)    Shareholders' Meeting.    The Buyer shall, in accordance with the laws of the State of Pennsylania and the Buyer's articles of incorporation and bylaws, use its best efforts to convene the Shareholders' Meeting within 21 days (or such other time period that is mutually agreed to by the consent of the Company and Consent of the Investors) after the Proxy Statement is declared effective, to consider and vote upon giving such holders' approval of the Transactions.

        Section 5.    Indemnification.

          (a)    Damages relating to the Proxy Statement.

            (i)    The Buyer shall indemnify each of the Bridge Lenders, Asera and the Assignee (each, a "Key Party") and its respective officers, directors, employees, partners, affiliates, agents, representatives and legal counsel, and each person controlling (or deemed controlling) such person within the meaning of the Securities Act, (collectively, the "Agents") against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on, related to or in any way attributable to (A) any untrue statement or alleged untrue statement of a material fact contained in the Proxy Statement or any amendment or supplement thereto, or (B) the omission or alleged omission to state in the Proxy Statement, including any amendment or supplement thereto, a material fact required to be stated therein, or necessary to make the statements therein not misleading, and shall reimburse the Key Party and its Agents for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, that the Buyer shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Buyer by an instrument duly executed by such Key Party and stated to be specifically for use therein or furnished in writing by such Key Party to the Buyer in response to a written request by the Buyer stating specifically that such information shall be used by the Buyer therein.

            (ii)  Each Key Party shall indemnify the Buyer and each other Key Party and their respective Agents against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on, related to or in any way attributable to (A) any untrue statement or alleged untrue statement of a material fact contained in the

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    Proxy Statement or any amendment or supplement thereto, or (B) the omission or alleged omission to state in the Proxy Statement, including any amendment or supplement thereto, a material fact required to be stated therein, or necessary to make the statements therein not misleading, and shall reimburse each person entitled to indemnification hereunder for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in the Proxy Statement or any amendments or supplements thereto in reliance upon and in conformity with written information furnished in writing to the Buyer by an instrument duly executed by such Key Party and stated to be specifically for use therein or furnished by such Key Party to the Buyer in response to a written request by the Buyer stating specifically that such information shall be used by the Buyer therein; provided, further, that the indemnity agreement provided in this Section 5(a)(ii) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of such person entitled to indemnification hereunder, which consent shall not be unreasonably withheld, unless such consent is obtained in accordance with subsection (iii) hereof.

            (iii)  Each party entitled to indemnification under this Section 5(a) (the "Indemnified Proxy Party") shall give notice to the party required to provide indemnification (the "Indemnifying Proxy Party") promptly after such Indemnified Proxy Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Proxy Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Proxy Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Proxy Party (whose approval shall not be unreasonably withheld). The Indemnified Proxy Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Proxy Party shall bear the expense of such defense of the Indemnified Proxy Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest. The failure of any Indemnified Proxy Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Proxy Party of its obligations under this Section 5(a), but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Proxy Party in the defense of any such claim or any such litigation. No Indemnifying Proxy Party, in the defense of any such claim or litigation, shall, except with the written consent of each Indemnified Proxy Party (which shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Proxy Party of a release from all liability in respect to such claim or litigation.

            (iv)  If the indemnification provided for in this Section 5(a) is held by a court of competent jurisdiction to be unavailable to an Indemnified Proxy Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Proxy Party, in lieu of indemnifying such Indemnified Proxy Party hereunder, shall contribute to the amount paid or payable by such Indemnified Proxy Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Proxy Party on the one hand and of the Indemnified Proxy Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the Indemnifying Proxy Party and of the Indemnified Proxy Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the

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    Indemnifying Proxy Party or by the Indemnified Proxy Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

            (v)  The obligations of the parties under this Section 5(a) shall survive the Shareholders' Meeting and any investigation made by or on behalf of the Indemnified Proxy Party or its Agents.

          (b)    Bridge Lenders.    The Buyer agrees to indemnify and hold harmless each Bridge Lender and its respective Agents (collectively, the "Bridge Lender Indemnitees"), against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on, related to or in any way attributable to any breach of any representation, warranty, agreement or covenant of the Buyer set forth in Section 2(b) hereof. Upon written request, the Buyer agrees to reimburse the Bridge Lender Indemnitees for any legal or other expenses reasonably incurred in connection with investigating or defending any such claims, losses, damages and liabilities, as such expenses or other costs are incurred. The Bridge Lender Indemnitees may select their own counsel. This indemnity shall be in addition to any obligations that the Buyer may otherwise have with respect to any Bridge Lender, including, without limitation, any obligations to any Bridge Lender or its representatives in their individual capacities as directors of the Buyer. Notwithstanding the foregoing, the Buyer's aggregate liability hereunder shall be limited to the aggregate Bridge Indebtedness plus all expenses incurred by the Bridge Lender Indemnitees in connection with such claim, loss, damage or liability; provided, however, that the foregoing limitation shall not apply to any claims, losses, damages or liabilities (or expenses relating thereto) relating to a breach by the Buyer of the representations and warranties set forth in Section 2(d)(v) and 2(q) of Exhibit D hereto.

        Section 6.    Miscellaneous Provisions.

          (a)    Entire Agreement.    This Agreement, together with each of the exhibits and schedules hereto and thereto, constitutes the entire agreement of the parties with respect to the matters set forth herein and supersedes any prior agreements, commitments, discussions and understandings, oral or written, with respect thereto.

          (b)    Amendments and Waivers.    No amendment or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the parties and then such amendment or waiver shall be effective only in the specific instance and for the specific purpose for which given; provided, however, that any provision of Section 3 hereof may be amended or waived by the Buyer and KPCB alone; provided, further, that any provision of Section 4 hereof may be amended or waived by the Buyer and KPCB, in its capacity as the Collateral Agent with the consent of the Majority Lenders.

          (c)    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the law of the state of Delaware without giving effect to the choice of law provisions thereof.

          (d)    Waiver of Jury Trial.    THE UNDERSIGNED ENTITIES EACH WAIVE THEIR RESPECTIVE RIGHTS TO A TRIAL BY JURY OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF OR RELATED TO THIS CONSENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IN ANY ACTION, PROCEEDING OR OTHER LITIGATION OF ANY TYPE BROUGHT BY ANY OF THE PARTIES AGAINST ANY OTHER PARTY OR ANY INDEMNIFIED PERSON, WHETHER WITH RESPECT TO CONTRACT CLAIMS, TORT CLAIMS, OR OTHERWISE. THE UNDERSIGNED ENTITIES EACH AGREE THAT ANY SUCH CLAIM OR CAUSE OF ACTION SHALL BE TRIED BY A COURT TRIAL WITHOUT A JURY. WITHOUT LIMITING THE FOREGOING, THE UNDERSIGNED ENTITIES FURTHER AGREE THAT THEIR RESPECTIVE RIGHT TO A

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  TRIAL BY JURY IS WAIVED BY OPERATION OF THIS SECTION AS TO ANY ACTION, COUNTERCLAIM OR OTHER PROCEEDING WHICH SEEKS, IN WHOLE OR IN PART, TO CHALLENGE THE VALIDITY OR ENFORCEABILITY OF THIS CONSENT OR ANY PROVISION HEREOF. THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT.

          (e)    Benefits of Agreement.    This Agreement is entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other person or entity shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, this Agreement.

          (f)    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. No party may assign, except as expressly contemplated herein, any rights, obligations or benefits under this Agreement without the prior written consent of the other party except as expressly set forth herein.

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          (g)    Notices.    All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed:

If to the Buyer:	SEEC, Inc. Park West One, Ste. 200 Cliff Mine Road Pittsburgh, Pennsylvania 15275
	Facsimile:	412.893.0415
	Attention:	Chief Executive Officer
With a copy to:	Cohen & Grigsby, P.C. 11 Stanwix St., 15th Floor Pittsburgh, Pennsylvania 15222
	Facsimile:	412.209.0672
	Attention:	Daniel L. Wessels
If to KPCB:	KPCB Holdings, Inc. c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, California 94025
	Facsimile:	650.233.0378
	Attention:	John A. Denniston Chief Operating Officer
With a copy to:	Brobeck, Phleger & Harrison LLP One Market—Spear Tower San Francisco, California 94105
	Facsimile:	415.442.1010
	Attention:	Ronald B. Moskovitz
If to Sherwood:	Sherwood Partners, Inc. 1849 Sawtelle Blvd., Ste. 543 Los Angeles, California 90025
	Facsimile:	310.477.8402
	Attention:	Michael Maidy
With a copy to:	Sulmeyer, Kupetz, Baumann & Rothman 300 South Grand Ave., 14th Floor Los Angeles, California 90071
	Facsimile:	213.629.4520
	Attention:	David S. Kupetz
If to Asera:	Asera, Inc. 600 Clipper Dr., Ste. 100 Belmont, California 94002
	Facsimile:	650.620.9744
	Attention:	Chief Executive Officer
With a copy to:	Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041
	Facsimile:	650. 938.5200
	Attention:	Richard L. Dickson

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  All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (i) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication was sent, and (iii) in the case of notices and communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail.

          (h)    Interpretation.    When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used in this Agreement shall be deemed in each case to be followed by the words "without limitation." The phrase "provided to," "furnished to," and terms of similar import in this Agreement shall mean that a paper copy of the information referred to has been furnished to the party to whom such information is to be provided. In this Agreement, the phrases "the date hereof," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 8, 2003. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (i)    Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

          (j)    Counterparts.    This Agreement may be executed in any number of counterparts, including counterparts transmitted by facsimile or electronic transmission, each of which shall be an original, but all of which together shall constitute one instrument.

          (k)    Further Assurances.    Each party to this Agreement shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as the other party hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(This space intentionally left blank)

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        IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as of the date first above written.

"KPCB"		Buyer"
KPCB HOLDINGS, INC., as nominee, a Delaware corporation		SEEC, INC., a Pennsylvania corporation
By:	/s/ JOHN A. DENNISTON	By:	/s/ RAVINDRA KOKA
Name:	John A. Denniston	Name:	Ravindra Koka
Title:	President	Title:	President & CEO
"Sherwood" or "Assignee"		"Asera"
SHERWOOD PARTNERS, INC., a California corporation, solely in its capacity as assignee for the benefit of creditors of Asera, Inc.		ASERA, INC., a Delaware corporation
By:	/s/ MICHAEL A. MAIDY	By:	/s/ DAVID J. MURPHY
Name:	Michael A. Maidy	Name:	David J. Murphy
Title:		Title:	President & CEO

COUNTERPART SIGNATURE PAGE TO CONSENT AND AGREEMENT

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EXHIBIT A

Schedule of Bridge Lenders

EXHIBIT B

Form of Opinion of Buyer Counsel to Bridge Lenders

        1.    The Buyer (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required except where failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect.

        2.    The Buyer has all requisite legal and corporate power to execute and deliver the Agreement. All corporate action on the part of the Buyer, its respective directors and shareholders necessary for the authorization, execution and delivery of the Agreement, the authorization, sale, issuance and delivery of the Conversion Shares pursuant thereto, and the performance by such party of its respective obligations under the Agreement has been taken. The Agreement has been duly and validly executed and delivered by the Buyer, and each constitutes a valid and binding obligation of the Buyer, enforceable in accordance with their respective terms.

        3.    The Conversion Shares issued under the Agreement are validly issued, fully paid and nonassessable and free of any liens, encumbrances and preemptive or similar rights other than restrictions on transfer under applicable state and federal securities laws.

        4.    The execution and delivery by the Buyer of, and the undertaking by such parties of the covenants in and its other obligations under, the Agreement, and the issuance and delivery of shares of Conversion Shares do not (a) violate any provision of Buyer's Certificate of Incorporation or Bylaws, (b) violate or constitute a default under any material agreement, contract, license or similar obligation or any judgment or decree known to us that is binding upon the Buyer, or (c) violate any provision of any applicable federal or state law, rule, or regulation known to us to be customarily applicable to transactions of this nature or (d) does not create, result in the creation of, or otherwise give rise to any right of any shareholder of the Company under Chapter 25 of the PBCL.

        5.    Except for such consents, approvals, authorizations, other orders, filings, or qualifications or registrations as may be required under applicable federal and state securities laws in connection with the issuance of the Conversion Shares, no consent, approval, authorization, order, filing, qualification or registration with any United States federal or California state court or governmental body or agency is required for the execution and delivery by the Parent and the Buyer of, and the undertaking by the Parent and the Buyer of the covenants in and its other obligations under, the Agreement, or the issuance and sale of the Common Shares.

        6.    To our knowledge, there are no legal or governmental proceedings pending to which either the Buyer is a party or to which any of the property or assets of the Buyer are subject which question the validity or enforceability of the Agreement or any action taken or to be taken pursuant thereto; and to our knowledge, the Buyer has not received any written threat thereof.

        7.    The offer, issuance, sale and delivery of the Conversion Shares to the Bridge Lenders, in accordance with the terms of, and in the manner contemplated by, the Agreement, are exempt from the registration requirement of Section 5 of the Securities Act.

EXHIBIT C

Form of Bridge Lender Representation Statement

EXHIBIT D

Representation and Warranties of the Buyer

        Section 1.    Certain Definitions.    For the purposes hereof, the following definitions shall apply:

          (a)  "Action or Proceeding" shall mean any action, suit, litigation, proceeding, mediation, arbitration or investigation or audit by any Person.

          (b)  "Balance Sheet" shall mean the most recent unaudited consolidated balance sheet of the Buyer and its Subsidiaries included in the Financial Statements.

          (c)  "Buyer Material Adverse Effect" shall mean any circumstance affecting, change in, or effect on the Buyer and its Subsidiaries that is, or imminently shall be, materially adverse to the business, properties, assets, liabilities (absolute, accrued, or contingent), operations, or results of operation of the Buyer and its Subsidiaries, taking the Buyer together with its Subsidiaries as a whole; provided, however, that none of the following shall be deemed, in themselves, either alone or in combination, to constitute a Buyer Material Adverse Effect, and none of the following shall be taken into account in determining whether there has been or shall be a Buyer Material Adverse Effect: (i) any change in the market price or trading volume of the Buyer Common Stock after the date hereof; (ii) any adverse circumstance, change or effect resulting directly from conditions affecting the industries in which the Buyer participates in their entirety, the U.S. economy as a whole, or foreign economies as a whole in any countries where the Buyer or any of its Subsidiaries has material operations; (iii) any adverse circumstance, change or effect resulting directly from the announcement or pendency of this Agreement, the Asset Sale or the Bridge Conversion (including any termination or breach of supplier, distributor, partner or similar relationships); or (iv) any adverse circumstance, change or effect resulting directly from the taking of any action by the Buyer which this Agreement requires the Buyer to take.

          (d)  "Buyer SEC Documents" shall mean each form, report, schedule, statement and other document filed or required to be filed by the Buyer since April 1, 2001 through the date hereof under the Exchange Act or the Securities Act, including any filed amendment to such document, whether or not such amendment is required to be so filed.

          (e)  "Financial Statements" shall mean each of the audited consolidated financial statements and unaudited condensed consolidated interim financial statements of the Buyer (including any related notes and schedules) included (or incorporated by reference) in the Buyer SEC Documents.

          (f)    "Governmental Entity" shall mean a court, arbitral tribunal, administrative agency, commission or other governmental or other regulatory authority or agency, or any Person exercising the authority of any of the foregoing.

          (g)  "Intellectual Property" shall mean all of the following: (i) U.S. and foreign registered and unregistered trademarks, trade dress, service marks, logos, trade names, corporate names and all registrations and applications to register the same; (ii) issued U.S. and foreign patents and pending patent applications, patent disclosures, and any and all divisions, continuations, continuations-in-part, reissues, reexaminations, and extension thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention and like statutory rights; (iii) U.S. and foreign registered and unregistered copyrights (including those in computer software and databases), moral rights, rights of publicity and all registrations and applications to register the same; and (iv) all trade secrets; and, to the extent actually protected as a trade secret under the law, computer software, databases, other confidential information, technology, know-how, proprietary processes, formulae, algorithms, models, user interfaces, customer lists, inventions, discoveries, concepts, ideas, techniques, methods, source codes, object codes, methodologies and, with respect to all of the foregoing, related confidential data or information.

          (h)  "Buyer Agreement" shall mean any note, bond, mortgage, indenture, lease, license, contract, agreement, arrangement, or other instrument or obligation to which the Buyer or any of its Subsidiaries is a party or by which any of them or any of their properties or assets may be bound.

          (i)    "Buyer Intellectual Property" shall mean all Intellectual Property owned by the Buyer or any of its Subsidiaries as of the date hereof.

          (j)    "Person" shall mean any natural person, corporation, limited liability company, partnership (general or limited), business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.

          (k)  "Subsidiary" shall mean any corporation or other organization, whether incorporated or unincorporated, of which (i) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by the Buyer or by any one or more of its Subsidiaries, or by the Buyer and one or more of its Subsidiaries, or (ii) the Buyer or any other Subsidiary is a general partner or managing member (excluding any such partnership or limited liability company where the Buyer or any other Subsidiary does not have a majority of the voting interest in such partnership or limited liability company).

          (l)    "Tax" and "Taxes" shall mean all taxes, charges, fees, duties, levies, penalties or other assessments imposed by any federal, state, local or foreign governmental authority, including income, gross receipts, excise, property, sales, gain, use, license, custom duty, unemployment, capital stock, transfer, franchise, payroll, withholding, social security, minimum estimated, and other taxes, and shall include interest, penalties or additions attributable thereto.

          (m)  "Tax Return" shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          (n)  "Transactions" shall mean each of the transactions contemplated by this Agreement including, without limitation, the Bridge Conversion.

        Section 2.    Representations and Warranties.    Except as set forth in the Buyer Disclosure Letter delivered to the Collateral Agent concurrently herewith, the Buyer hereby represents and warrants to the Bridge Lenders that:

          (a)    Organization; Qualification.    Each of the Buyer and its Subsidiaries (i) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; (ii) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (iii) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required except where failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Buyer Material Adverse Effect.

          (b)    Capitalization.

            (i)    The authorized capital stock of the Buyer consists of 20,000,000 shares of Buyer Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2002, (i) 6,057,057 shares of Buyer Common Stock were issued and outstanding, (ii) 252,130 shares of Buyer Common Stock were issued and held in the treasury of the Buyer, (iii) no shares of preferred stock were issued and outstanding, (iv) 226,305, 1,300,000 and 250,000 shares of Buyer Common Stock were reserved for issuance upon exercise of all outstanding options or other rights to acquire Buyer Common Stock (the "Options") under

2

    the SEEC, Inc. 1994 Stock Option Plan, SEEC, Inc. 1997 Stock Option Plan and the SEEC, Inc. 2000 Non-Employee Directors Plan, respectively, and (v) 300,000 shares of Common Stock were reserved for issuance pursuant to the Buyer's 1998 Employee Stock Purchase Plan. All the outstanding shares of the Buyer's capital stock are, and all shares of Buyer Common Stock which may be issued pursuant to the exercise of all Options shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable.

          (c)    Authorization, Validity of Agreement, Certain Action.    The Buyer has all requisite corporate power and authority to execute and deliver this Agreement, to perform its respective obligations under this Agreement, and to consummate the Transactions. The execution and delivery of this Agreement by the Buyer and, assuming the approval of the Voting Proposals by the Buyer's shareholders and the filing of Charter Amendment with the Secretary of State of the Commonwealth of Pennsylvania, the performance by the Buyer of its obligations thereunder and the consummation by the Buyer of the Transactions, have been duly authorized and no other corporate action on the part of the Buyer, its board of directors or shareholders is necessary to authorize the execution and delivery by the Buyer of this Agreement or the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Buyer, assuming the due authorization, execution and delivery by the Collateral Agent, for and on behalf of the Bridge Lenders, constitutes a valid and binding obligation of the Buyer enforceable in accordance with its respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights generally and (ii) as limited by equitable principles generally.

          (d)    Consents and Approvals, No Violations.    Except for the filings, permits, authorizations, consents, notices, and approvals as may be required under, and other applicable requirements of, the Exchange Act, state securities or blue sky laws, none of the execution, delivery or, assuming the approval of the Voting Proposals by the Buyer's shareholders and the filing of Charter Amendment with the Secretary of State of the Commonwealth of Pennsylvania, performance of this Agreement by the Buyer, the consummation by the Buyer of the Transactions or compliance by the Buyer with any of the provisions of this Agreement shall (i) conflict with or result in any breach of any provision of the articles of incorporation, the by-laws or similar organizational documents of the Buyer or any of its Subsidiaries, (ii) require any material filing with, or permit, authorization, consent or approval of, any Governmental Entity, (iii) result in a material violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any Buyer Agreement, (iv) violate any order, writ, injunction, decree, or any material statute, rule or regulation applicable to the Buyer, any Subsidiary or any of their material properties or assets, or (v) create, result in the creation of or otherwise give rise to any right of any Person pursuant to Chapter 25 of the PBCL including, without limitation, Subchapters (E) and (F) thereof.

          (e)    Valid Issuance.    The Conversion Shares, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly and validly issued, fully paid and nonassessable, and will be free of restrictions on transfer, other than restrictions set forth herein and under applicable federal and state securities laws.

          (f)    Offering.    Subject in part to the truth and accuracy of the Lender Representation Statements to be delivered prior to the Bridge Conversion, the offer, sale and issuance of the Conversion Shares as contemplated hereby are exempt from the registration requirements of the Securities Act, and the qualification or registration requirements of the applicable blue sky laws. Neither the Buyer nor any authorized agent acting on its behalf shall take any action hereafter that would cause the loss of such exemptions.

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          (g)    Reports and Financial Statements.

            (i)    The Buyer has filed with the SEC the Buyer SEC Documents. As of their respective dates (or, if amended or superseded, as of the date of the last such amendment or superseding report filed prior to the date hereof), the Buyer SEC Documents, including any financial statements or schedules included therein (A) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (B) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder. The Chief Executive Officer and the Chief Financial Officer of the Buyer have signed, and the Buyer has furnished to the SEC, all certifications required by Section 906 of the Sarbanes-Oxley Act of 2002; such certifications contain no qualifications or exceptions to the matters certified therein and have not been modified or withdrawn; and neither the Buyer nor any of it officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certifications. None of the Subsidiaries is required to file any forms, reports or other documents with the SEC.

            (ii)  Each of the Financial Statements has been prepared from, and are in accordance with, the books and records of the Buyer and its Subsidiaries. The Financial Statements complied, as of their respective dates, in all material respects with applicable accounting requirements and published rules and regulations of the SEC. The Financial Statements have been prepared in accordance with GAAP, applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and year-end adjustments which were not and are not expected to be material in amount and the absence of certain notes) and fairly present in all material respects as of their respective dates (A) the consolidated financial position of the Buyer and its Subsidiaries as of the dates thereof and (B) the consolidated results of operations, changes in shareholders' equity and cash flows of the Buyer and its Subsidiaries for the periods presented therein (except as may be indicated in the notes thereto and subject, in the case of interim condensed consolidated financial statements, to normal, recurring and year-end adjustments which were not and are not expected to be material in amount and the absence of certain notes).

          (h)    No Undisclosed Liabilities.    Except (i) as disclosed in the Financial Statements, (ii) for liabilities disclosed in the Buyer SEC Documents, and (iii) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date, neither the Buyer nor any of its Subsidiaries has any liability or obligation of any nature, whether or not accrued, contingent or otherwise that would be required by GAAP to be disclosed on a consolidated balance sheet of the Buyer or in the notes thereto and which, individually or in the aggregate, has had or is reasonably likely to have a Buyer Material Adverse Effect. The Buyer has not created any entities or entered into any transactions or created any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, for the purpose of avoiding disclosure required by GAAP.

          (i)    Absence of Certain Changes; Conduct of Business.    Since the Balance Sheet Date, (A) no event or development has occurred which has had, or could reasonably be expected to have, a Buyer Material Adverse Effect, and (B) the business and operations of the Buyer and each of its Subsidiaries have been conducted in the ordinary course consistent with past practice.

          (j)    Litigation.    Except as disclosed in the Buyer SEC Documents, there is no Action or Proceeding by or before any Governmental Entity or, to the knowledge of the Buyer and its

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  Subsidiaries, threatened against or involving the Buyer or any of its Subsidiaries which either (i) is reasonably likely to result in material damages to or any material injunctive relief against the Buyer or its Subsidiaries or (ii) questions or challenges the validity of this Agreement, the Transactions or any action taken or to be taken by the Buyer or any of its Subsidiaries pursuant hereto or in connection with the Transactions. Neither the Buyer nor any of its Subsidiaries is in default under or in violation of, nor to the knowledge of the Buyer and its Subsidiaries is there any valid basis for any claim of default under or violation of, any Buyer Agreement, except as would not otherwise have a Buyer Material Adverse Effect. Neither the Buyer nor any of its Subsidiaries is subject to any judgment, order or decree that materially restricts its business practices or its ability to acquire any property or conduct its business as currently conducted.

          (k)    Employee Benefit Plans.    No Action or Proceeding is currently pending or, to the Buyer's knowledge, threatened in writing against or with respect to any employee benefit fund, plan, program, arrangement or contract (including any "pension" plan, fund or program, as defined in Section 3(2) of Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and any "employee benefit plan", as defined in Section 3(3) of ERISA and any plan, program, arrangement or contract providing for severance; medical, dental or vision benefits; life insurance or death benefits; disability benefits, sick pay or other wage replacement; vacation, holiday or sabbatical; pension or profit-sharing benefits; stock options or other equity compensation; bonus or incentive pay or other material fringe benefits), whether written or not, of the Buyer (each, a "Buyer Benefit Plan") (other than routine benefits claims), and there is no pending audit or inquiry by the Internal Revenue Service or United States Department of Labor with respect to any Buyer Benefit Plan. To the knowledge of Buyer or any of its Subsidiaries, there exists no condition or set of circumstances that could subject the Buyer or any of its Subsidiaries to any liability relating in any way to any Buyer Benefit Plan, except as would not otherwise have a Buyer Material Adverse Effect.

          (l)    Tax Matters.    The Buyer and each of its Subsidiaries have duly filed all Tax Returns that are required to be filed, and have duly paid or caused to be duly paid in full all Taxes reflected on such Tax Returns. All such Tax Returns are correct and complete in all material respects and accurately reflect all liability for Taxes for the periods covered thereby. All material unpaid Taxes owed by the Buyer and all of its Subsidiaries relating to periods or portions of periods through the Balance Sheet Date (whether or not shown on any Tax Return) are reflected on the Financial Statements. Since the Balance Sheet Date, the Buyer and its Subsidiaries have not incurred any liability for any Taxes other than in the ordinary course of business. Neither the Buyer nor any of its Subsidiaries has received written notice of any claim made by an authority in a jurisdiction where the Buyer or such Subsidiary, as the case may be, does not file Tax Returns, that the Buyer or such Subsidiary is or may be subject to taxation by that jurisdiction.

          (m)    Title to Properties; Encumbrances.    Each of the Buyer and each of its Subsidiaries has good, valid and marketable title to all the material properties and assets which it purports to own (real, personal and mixed, tangible and intangible) and which are reflected in the Balance Sheet, and all the material properties and assets purchased by the Buyer and its Subsidiaries since the Balance Sheet Date, in each case are free and clear of all mortgages, title defects or objections, liens, claims, charges, security interests or other encumbrances of any nature whatsoever, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements, except, with respect to all such properties and assets: (i) liens shown on the Balance Sheet as securing specified liabilities or obligations, with respect to which no default exists; (ii) minor imperfections of title, if any, none of which are substantial in amount, materially detract from the value or impair the use of the property subject thereto, or impair the operations of the Buyer or any of its Subsidiaries and which have arisen only in the ordinary course of business and consistent with past practice since the date of the Balance Sheet;

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  and (iii) liens for current Taxes not yet due (collectively, "Permitted Liens"). The rights, properties and other assets presently owned, leased or licensed by the Buyer and its Subsidiaries include all rights, properties and other assets necessary to permit the Buyer and its Subsidiaries to conduct their businesses in all material respects in the same manner as their businesses have been conducted prior to the date hereof.

          (n)    Intellectual Property.

            (i)    Ownership; Sufficiency of IP Assets.    The Buyer or one of its Subsidiaries owns or possesses adequate licenses or other rights to use, free and clear of liens (other than Permitted Liens), all of Intellectual Property used in, and material to, its respective businesses. The Buyer Intellectual Property, together with rights under the licenses granted to the Buyer and/or its Subsidiaries with respect to any Intellectual Property of any Person (other than the Buyer or its Subsidiaries), constitutes all the Intellectual Property rights used in the operation of the Buyer's and its Subsidiaries' businesses as they are currently conducted and are all the Intellectual Property rights necessary to operate such businesses after the consummation of the Asset Sale and the Bridge Conversion in substantially the same manner as such businesses have been operated by the Buyer and its Subsidiaries prior thereto. The Buyer has taken reasonable steps to protect the Buyer Intellectual Property.

            (ii)    Infringement.

              (A)    By the Buyer.    To the knowledge of the Buyer and its Subsidiaries, none of the Intellectual Property used by the Buyer or its Subsidiaries in the conduct of the Buyer's or its Subsidiaries' businesses as currently conducted, infringes upon, violates or constitutes the unauthorized use of any valid and enforceable rights owned or controlled by any Person (other than the Buyer or its Subsidiaries). No Action or Proceeding to which the Buyer is a party is now pending and, to the knowledge of the Buyer and its Subsidiaries, no notice or claim in writing has been received by the Buyer or any of its Subsidiaries within the one (1) year prior to the date hereof (A) alleging that the Buyer or any of its Subsidiaries has engaged in any activity or conduct that infringes upon, violates or constitutes the unauthorized use of the Intellectual Property rights of any Person (other than the Buyer or its subsidiaries) or (B) challenging the ownership, use, validity or enforceability of any Intellectual Property owned by or exclusively licensed to or by the Buyer.

              (B)    By Third Parties.    To the knowledge of the Buyer and its Subsidiaries, no Person is misappropriating, infringing or violating any Buyer Intellectual Property, and no such claims have been brought against any Person by the Buyer or any of its Subsidiaries.

          (o)    Employment Matters.    The Buyer and each of its Subsidiaries are in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. There is no controversy pending or, to the knowledge of the Buyer and its Subsidiaries, threatened, between the Buyer or any of its Subsidiaries, on the one hand, and any of their respective employees, on the other hand, which controversies have resulted, or could reasonably be expected to result, in an Action or Proceeding before any Governmental Entity in which an adverse decision would result in a Buyer Material Adverse Effect. To the knowledge of the Buyer and its Subsidiaries, no officer or key employee of the Buyer is in violation of any material term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Buyer or a Subsidiary of the Buyer because of the nature of the business conducted by the Buyer or any of its Subsidiaries or to the use of trade secrets or proprietary information of others.

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          (p)    Compliance with Laws.    The Buyer and each of its Subsidiaries are in compliance in all material respects with, and have not violated in any material respect any applicable law, rule or regulation of any United States federal, state, local, or foreign Governmental Entity applicable to the Buyer or any of its Subsidiaries, except as would not otherwise have a Buyer Material Adverse Effect. No written notice has been received by the Buyer or any of its Subsidiaries or has been filed, commenced or, to the knowledge of the Buyer and its Subsidiaries, threatened against the Buyer or any of its Subsidiaries alleging any such violation. All licenses, permits and approvals required under such laws, rules and regulations are in full force and effect except where the failure to be in full force and effect would not reasonably be expected to result in a Buyer Material Adverse Effect.

          (q)    Certain Corporate Matters.

            (i)    PBCL Approval.    The action taken by the Buyer's board of directors constitutes approval of the Transactions by the Buyer's board of directors under the provisions of Section 2538 of the PBCL such that Section 2538 of the PBCL does not apply to this Agreement or the Transactions, and such approval has not been amended, rescinded or modified. No other state takeover, antitakeover, moratorium, fair price, interested shareholder, business combination or similar statute or rule is applicable to the Transactions. If any state takeover statute other than Section 2538 of the PBCL becomes or is deemed to become applicable to this Agreement or the Transactions, the Buyer shall (and shall cause each of its applicable Subsidiaries to) take all reasonable action necessary to render such statute inapplicable to all of the foregoing. Further, the provisions of subchapter (E) and (F) of Chapter 25 of the PBCL are not applicable to the execution and delivery by the Buyer of the Agreement or, assuming the approval of the Voting Proposals by the Buyer's shareholders and the filing of Charter Amendment with the Secretary of State of the Commonwealth of Pennsylvania, the consummation of the Transactions.

            (ii)    Absence of Questionable Payments.    Neither the Buyer nor any of its Subsidiaries nor to the Buyer's knowledge, any director, officer, agent, employee or other Person acting on behalf of the Buyer or any of its Subsidiaries, has used any corporate or other funds for any unlawful contribution, payment, gift, or entertainment, or made any unlawful expenditure relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act. Neither the Buyer nor any of its Subsidiaries nor, to the Buyer's knowledge, any current director, officer, agent, employee or other Person acting on behalf of the Buyer or any of its Subsidiaries, has accepted or received any unlawful contribution, payment, gift or expenditure. The Buyer and each of its Subsidiaries which is required to file reports pursuant to Section 12 or 15(d) of the Exchange Act is in compliance in all material respects with the provisions of Section 13(b) of the Exchange Act.

            (iii)    Insider Interests.    Except as disclosed in Buyer SEC Reports, to the Buyer's knowledge, no executive officer or director of the Buyer or any of its Subsidiaries has any material interest in any material property, real or personal, tangible or intangible, including any Intellectual Property used in or pertaining to the business of the Buyer or any of its Subsidiaries.

          (r)    Brokers or Finders.    No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled to any brokers' or finder's fee or any other commission or similar fee in connection with any of the Transactions.

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EXHIBIT E

Form of KPCB Consulting Agreement

CONSULTING AGREEMENT

        THIS CONSULTING AGREEMENT is entered into as of January 8, 2003 (the "Agreement"), by and between SEEC, Inc., a Delaware corporation (the "Company"), and KPCB Holdings, Inc., a Delaware corporation (the "Consultant").

        THE PARTIES HEREBY AGREE AS FOLLOWS:

        Section 1.    Services.

          (a)    Description of Services.    During the Term (as defined herein), the Consultant agrees to perform for the Company the consulting services specified in Exhibit A hereto (the "Services").

          (b)    Compensation.    As consideration for the agreement of the Consultant to perform such Services and the provision of such Services hereunder, the Company shall issue and deliver to the Consultant, on the Effective Date, warrants to purchase shares of the Company's capital stock as attached hereto as Exhibit B-1, Exhibit B-2 and Exhibit B-3 (the "Warrants"). The Consultant shall not be entitled to any other compensation for rendering the Services to the Company. The Consultant shall be entitled to certain registration rights with respect to the Warrants and the shares of capital stock issuable upon exercise thereof, each as set forth therein.

        Section 2.    Term of Agreement.

          (a)    Term.    The term of this Agreement (the "Term") shall begin on the Effective Date and shall run until the second anniversary of the Effective Date, unless terminated upon an earlier date in accordance with Section 5 hereof.

          (b)    Effective Date.    This Agreement shall be effective upon the satisfaction or waiver of the following conditions (the date following the satisfaction or waiver of all such conditions, the "Effective Date"):

            (i)    all necessary corporate approvals of the Company required to effect the transactions contemplated hereby shall have been obtained including, without limitation, the approval of the Company's shareholders of (A) the issuance of the Warrants hereunder, and (B) the amendment of the Company's articles of incorporation to provide that the Buyer shall not be subject to Subchapters (E) and (F) of the Pennsylvania Business Corporation Law (the "PBCL");

            (ii)  all necessary permits, authorizations, consents, notices, and approvals as may be required for the transactions contemplated hereby under all applicable law shall have been obtained including, without limitation, any so required under (I) the Securities Act of 1933, as amended, (II) the Securities Exchange Act of 1934, as amended, (III) applicable state securities or blue sky laws, (IV) the PBCL and (V) the rules, regulations policies adopted by the National Association of Securities Dealers, Inc. concerning companies listed on the Nasdaq Stock Market; and

            (iii)  the Consultant shall have received from Cohen & Grigsby, P.C., counsel to the Company, an opinion letter addressed to the Consultant in the form attached hereto as Exhibit C.

        Section 3.    Confidential Information.

          (a)  Each party (the "Receiving Party") expressly acknowledges that performing under this Agreement the other party (the "Disclosing Party") may disclose information relating to the Disclosing Party's business or technology which is confidential or proprietary in nature (including, without limitation, trade secrets, patents, patent applications, copyrights, know-how, processes, ideas, inventions (whether patentable or not), formulas, other computer programs, databases, technical drawings, designs, algorithms, technology, circuits, layouts, designs, interfaces, materials, schematics, names and expertise of employees and consultants, any other technical, business, financial, customer information, product development plans, supplier information, forecasts, strategies and other confidential information), which to the extent previously, presently or subsequently disclosed to the Receiving Party is hereinafter referred to as the "Confidential Information" of the Disclosing Party.

          (b)  The Receiving Party shall (i) hold the Disclosing Party's Confidential Information in confidence and take all commercially reasonable precautions to protect such Confidential Information (including, without limitation, all precautions the Receiving Party usually employs with respect to its own comparable confidential materials), (ii) except as expressly provided herein, not disclose any such Confidential Information or any information derived therefrom to any third person, (iii) not make any use whatsoever at any time of such Confidential Information except as necessary to exercise its rights and perform its obligations hereunder, and (iv) except as expressly set forth herein, not copy or reverse engineer, or attempt to derive the composition or underlying information, structure or ideas of any such Confidential Information.

          (c)  Without granting any right or license, the Disclosing Party agrees that this Section 3 shall not apply with respect to any information that the Receiving Party can document (i) is or becomes generally available to the public through no improper action or inaction by the Receiving Party or any of its affiliates, agents, consultants or employees, (ii) was properly in the Receiving Party's possession or known by it prior to receipt from the Disclosing Party, or (iii) was rightfully disclosed to the Receiving Party by a third party provided the Receiving Party complies with restrictions imposed by the third party. The Receiving Party, with prior written notice to the Disclosing Party, may disclose such Confidential Information to the minimum extent possible that is required to be disclosed to a governmental entity or agency, or pursuant to the lawful requirement or request of a governmental entity or agency, provided that reasonable measures are taken to guard against further disclosure (including without limitation, seeking appropriate confidential treatment or a protective order, or assisting the other party to do so), and has allowed the Disclosing Party to participate in any proceeding that requires the disclosure.

          (d)  The Receiving Party acknowledges and agrees that due to the unique nature of the Disclosing Party's Confidential Information, there can be no adequate remedy at law for any breach of the Receiving Party's obligations hereunder, that any such breach or any unauthorized use or release of any Confidential Information shall allow Receiving Party or third parties to unfairly compete with the Disclosing Party resulting in irreparable harm to the Disclosing Party and therefore, that upon any such breach or any threat thereof, the Disclosing Party shall be entitled to appropriate equitable relief in addition to whatever remedies it might have at law and to be indemnified by the Receiving Party from any loss or harm, including, without limitation, attorney's fees, in connection with any breach or enforcement of the Receiving Party's obligations hereunder or the unauthorized use or release of any such Confidential Information. The Receiving Party shall notify the Disclosing Party in writing immediately upon the occurrence of any such unauthorized release or other breach of which it is aware.

        Section 4.    Sole Remedy; Limited Liability.

          (a)  EXCEPT AS PROVIDED IN SECTION 3(d) HEREOF, THE COMPANY'S SOLE REMEDY FOR ANY BREACH BY THE CONSULTANT OF ANY PROVISION OF THIS AGREEMENT SHALL BE LIMITED TO THE COMPANY'S RIGHT TO TERMINATE THIS AGREEMENT PURSUANT TO SECTION 5 HEREOF. SOLEY FOR THE AVOIDANCE OF DOUBT, THE CONSULTANT SHALL NOT BE LIABLE IN ANY EVENT FOR LOSS OF REVENUE OR INACCURACY OF DATA OR COST OF PROCUREMENT OF SUBSTITUTE GOODS, SERVICES OR TECHNOLOGY OR ANY CLAIM ARISING OUT OF CONTRACT, TORT, BREACH OF WARRANTY OR OTHERWISE. IN ADDITION, NEITHER PARTY HERETO SHALL BE LIABLE TO THE OTHER FOR INDIRECT, SPECIAL, INCIDENTAL, EXEMPLARY OR CONSEQUENTIAL DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFITS WHETHER OR NOT FORESEEABLE AND EVEN IF THE COMPANY

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  OR THE CONSULTANT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

          (b)  EXCEPT AS EXPRESSLY SET FORTH HEREIN THE SERVICES ARE PROVIDED "AS IS" WITHOUT WARRANTY OF ANY KIND (EXPRESS OR IMPLIED) INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR NON-INFRINGEMENT, WHICH WARRANTIES ARE EXPRESSLY DISCLAIMED.

        Section 5.    Termination of Agreement.    This Agreement shall terminate upon the occurrence of any of the following events: (a) bankruptcy or insolvency of either party; (b) sale of the business of either party; (c) the mutual agreement of the parties; or (d) the expiration of the Term. Notwithstanding any other provision of this Agreement, either party may terminate the Term and this Agreement by notice to the other party upon the occurrence of a material breach of any provision hereof by the other party that remains uncured for a period of thirty (30) days thereafter. Termination of this Agreement shall not affect the obligations of either party arising out of events or circumstances occurring prior to such termination.

        Section 6.    Miscellaneous Provisions.

          (a)    Governing Law.    This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

          (b)    Entire Agreement; Enforcement of Rights.    This Agreement (with all of the exhibits, attachments and appendices attached hereto) sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, nor any waiver of any rights under this Agreement, shall be effective unless in writing signed by the parties to this Agreement. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

          (c)    Severability.    Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Agreement shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Agreement, or the validity, legality, or enforceability of such provision in any other jurisdiction.

          (d)    Notices.    All notices and other communications required or permitted under this Agreement shall be effective upon receipt and shall be in writing and may be delivered in person, by telecopy, overnight delivery service or registered or certified United States mail, addressed to the address set forth on the signature page hereto, or such other address as a party may provide to the other no later than ten (10) days prior to any such notice or communication. All notices and other communications shall be effective upon the earlier of actual receipt thereof by the person to whom notice is directed or (i) in the case of notices and communications sent by personal delivery or telecopy, one business day after such notice or communication arrives at the applicable address or was successfully sent to the applicable telecopy number, (ii) in the case of notices and communications sent by overnight delivery service, at noon (local time) on the second business day following the day such notice or communication was sent, and (iii) in the case of notices and

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  communications sent by United States mail, seven days after such notice or communication shall have been deposited in the United States mail.

          (e)    Counterparts.    This Agreement may be executed in any number of counterparts, including counterparts transmitted by facsimile or electronic transmission, each of which shall be an original, but all of which together shall constitute one instrument.

          (f)    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. No party may assign, except as expressly contemplated herein, any rights, obligations or benefits under this Agreement without the prior written consent of the other party except as expressly set forth herein.

          (g)    Construction; Titles; Gender.    This Agreement is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. Whenever used herein, the singular number shall include the plural and the plural the singular, and the use of any gender shall be applicable to all genders.

(This space intentionally left blank)

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        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

"Company"		"Consultant"
SEEC, INC., a Delaware corporation		KPCB HOLDINGS, INC., a Delaware corporation
By:	/s/ RAVINDRA KOKA	By:	/s/ JOHN A. DENNISTON
Name:	Ravindra Koka	Name:	John A. Denniston
Title:	President & CEO	Title:	President
Address:	Park West One, Ste. 200 Cliff Mine Road Pittsburgh, PA 15275 Facsimile: 412.893.0415 Attention: Chief Executive Officer	Address:	c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025 Facsimile: 650.233.0378 Attention: John A. Denniston

COUNTERPART SIGNATURE PAGE TO CONSULTING AGREEMENT

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EXHIBIT A

Description of Services

        During the Term of this Agreement, the Consultant shall provide the following services to the Company (the "Services"): advice and assistance with respect to certain selling, strategy and operational matters. The Consultant shall cause Vinod Khosla and certain other partners and employees of Kleiner Perkins Caufield & Byers to be available for the provision of such Services at such times and places as the Consultant and the Company may reasonable agree in good faith.

        The Consultant (together with its affiliates) may acquire equity interests in, make loans to, and generally engage in any kind of banking, trust, financial, advisory, underwriting, equity investment, venture capital, or other business with additional clients, persons, companies or other business entities as the Consultant, in its sole and absolute discretion may determine (collectively, such other business entities, "Other Companies"). The Company hereby acknowledges the foregoing and waives any claims or objections that it may now or hereafter have in respect to any such conflict of interest due to the nature of the business of the Consultant (and its affiliates). Notwithstanding the foregoing, the Consultant acknowledges that the foregoing shall not in manner restrict or otherwise limit any duties, if any, under applicable law that the Consultant may owe to the Company as a result of the Consultant's status as a shareholder of the Company or the duties of any representative of the Consultant who serves as a member of the Company's board of directors.

        In the event that the Consultant, in the its sole discretion, deems it necessary to employ assistants to aid him in the performance of the Services, the Consultant shall be permitted to do so. The Consultant agrees that such assistants shall be employed solely by the Consultant, and that the Consultant alone will be responsible for providing workers' compensation insurance for the Consultant's employees, for paying the salaries and wages of the Consultant's employees, and for ensuring that all required tax withholdings are made. The parties hereby agree that the Company may not control, direct or supervise any of the Consultant's employees or subcontractors in the performance of the Services, except to the extent that the Company would be entitled to control, direct or supervise the Consultant in accordance with the provisions hereof. The Consultant expressly acknowledges and agrees that any assistants that provide any services to the Company pursuant to this Agreement shall be bound by, and subject to, any applicable covenant (whether affirmative or negative) of the Consultant set forth herein.

EXHIBIT B-1

Form of Warrant

EXHIBIT B-2

Form of Performance Warrant 1

EXHIBIT B-3

Form of Performance Warrant 2

EXHIBIT C

Form of Opinion of Company Counsel

        1.    The Company (a) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation; (b) has all requisite corporate power and authority to carry on its business as it is now being conducted and to own the properties and assets it now owns; and (c) is duly qualified or licensed to do business as a foreign corporation in good standing in every jurisdiction in which such qualification is required except where failure to be so qualified or licensed or in good standing would not reasonably be expected to have a material adverse effect on the Company's business, operations, financial condition and prospects.

        2.    The Company has all requisite legal and corporate power to execute and deliver the Consulting Agreement (the "Agreement") and the Warrants and perform its obligations thereunder. All corporate action on the part of the Company, its directors and shareholders necessary for the authorization, execution and delivery of the Agreement and the Warrants, the authorization, sale, issuance and delivery of the Warrants (and the shares of Common Stock issuable upon exercise thereof) and the performance by the Company of its obligations under the Agreement and the Warrants has been taken. Each of the Agreement and the Warrants has been duly and validly executed and delivered by the Company, and each constitutes a valid and binding obligation of the Company, enforceable in accordance with their respective terms.

        3.    The shares of Common Stock issuable upon exercise of the Warrants have been duly and validly reserved, and when issued in accordance with the terms of the Warrants will be validly issued, fully paid and nonassessable.

        4.    The execution and delivery by the Company of, and the undertaking by the Company of the covenants in and its other obligations under, the Agreement, the issuance and sale of the Warrants, and the issuance and delivery of shares of Common Stock upon the exercise of the Warrants do not (a) violate any provision of the Company's articles of incorporation or bylaws, (b) violate or constitute a default under any material agreement, contract, license or similar obligation or any judgment or decree known to us that is binding upon the Company, (c) violate any provision of any applicable federal or state law, rule, or regulation known to us to be customarily applicable to transactions of this nature, or (d) does not create, result in the creation of, or otherwise give rise to any right of any shareholder of the Company under Chapter 25 of the Pennsylvania Business Corporation Law.

        5.    Except for such consents, approvals, authorizations, other orders, filings, or qualifications or registrations as may be required under applicable federal and state securities laws in connection with the issuance of the Warrants to the Consultant, no consent, approval, authorization, order, filing, qualification or registration with any United States federal or California state court or governmental body or agency is required for the execution and delivery by the Company of, and the undertaking by the Company of the covenants in and its other obligations under, the Agreement, the issuance and sale of the Warrants by the Company, or the issuance and delivery of shares of Common Stock upon the exercise of the Warrants.

        6.    To our knowledge, there are no legal or governmental proceedings pending to which the Company is a party or to which any of the property or assets of the Company are subject which question the validity or enforceability of the Agreement or any action taken or to be taken pursuant thereto; and to our knowledge, the Company has not received any written threat thereof.

        7.    The offer, issuance, sale and delivery of the Warrants (and the shares of Common Stock issuable upon exercise of such Warrants, assuming such exercise as of the date hereof) to the Investor, in accordance with the terms of, and in the manner contemplated by, the Agreement, are exempt from the registration requirement of Section 5 of the Securities Act.

EXHIBIT B-1 TO CONSULTING AGREEMENT

  THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH WARRANT MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT TO BE PROVIDED PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

Number: CS-00	, 2003

WARRANT TO PURCHASE COMMON STOCK
OF
SEEC, INC.

        THIS CERTIFIES THAT, for value received, KPCB HOLDINGS, INC., a Delaware corporation, as nominee (the "Holder"), is entitled, upon the terms and subject to the conditions hereinafter set forth and at its sole and absolute discretion, to subscribe for and purchase from SEEC, INC., a Pennsylvania corporation with its principal executive offices at Park One West, Cliff Mine Road, Pittsburgh, PA 15275 (the "Company"), at any time during the period set forth in Section 1(d) hereof, the number of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") set forth in Section 1(b) hereof at the exercise price set in Section 1(c) hereof. This warrant (as amended or otherwise modified from time to time, this "Warrant") is issued in connection with the execution of that certain Consulting Agreement of January 8, 2003, by and between the Company and the Holder (as amended or otherwise modified from time to time, the "Consulting Agreement").

        1.    Warrant Purchase Rights.

          (a)    Type of Stock.    This Warrant shall be exercisable for shares of Common Stock (such shares, the "Warrant Stock").

          (b)    Number of Shares.

            (i)    Subject to the provisions hereof, the number of shares of Warrant Stock issuable upon exercise hereof shall be determined as follows:

              (A)  On or after February 8, 2003, the Warrant shall represent the right to acquire 41,667 shares of Warrant Stock;

              (B)  On or after the 8th day of each calendar month thereafter through and including December 8, 2004, the Warrant shall represent the right to acquire an additional 41,667 shares of Warrant Stock; and

              (C)  On or after January 8, 2005, the Warrant shall represent right to acquire an additional 41,659 shares.

            (ii)  Notwithstanding the foregoing, in the event of a Consultant Termination (as defined herein), this Warrant shall represent the right to purchase the number of shares of Warrant Stock which were so purchasable by the Holder on the day immediately prior to such termination. For the purposes hereof, a "Consultant Termination" shall mean an (A) a termination of the Consulting Agreement by the Consultant (as defined in the Consulting Agreement) for any reason other than due to a material breach of the Consulting Agreement by the Company that remains uncured by the Company pursuant to the terms of the Consulting Agreement, or (B) a termination of the Consulting Agreement by the Company due to (1) bankruptcy or insolvency of the Consultant, (2) sale of the business of the Consultant or (3) a material breach of the Consulting Agreement by the Consultant that remains uncured by the Consultant pursuant to the terms of the Consulting Agreement.

            (iii)  Notwithstanding the foregoing, in the event of (A) the termination of the Consulting Agreement for any reason other than a Consultant Termination, or (B) a Change of Control (as defined herein) at any time after the date of execution of the Consulting Agreement, then, effective as of immediately following such termination or Change of Control, as the case may be, the number of shares of Warrant Stock issuable upon exercise hereof shall be 1,000,000. For the purposes hereof, a "Change of Control" shall mean the reorganization, merger or consolidation of the Company with or into any other corporation or entity, or a sale, conveyance or encumbrance of all or substantially all of the assets of the Company (including, without limitation, the exclusive license of all or substantially all of the Company's intellectual property), in which transaction or series of related transactions in which the corporation's stockholders immediately prior to such transaction own immediately after such transaction less than fifty percent (50%) of the voting power of the surviving corporation or its parent.

          (c)    Exercise Price.    The exercise price of the Warrant Stock (the "Exercise Price") shall be $1.10 per share.

          (d)    Exercise Period.    Subject to Section 1(b) hereof, this Warrant may be exercised at any time from the date hereof until the fifth anniversary of the date hereof (such period, the "Exercise Period").

        2.    Method of Exercise; Payment.

          (a)    Cash Exercise.    Subject to the terms hereof, the purchase rights represented hereby may be exercised by the Holder in its sole and absolute discretion, in whole or in part, at any time during the Exercise Period, by the surrender of this Warrant (with a duly executed notice of exercise form (the "Notice of Exercise") substantially in the form attached hereto as Exhibit A) at the principal executive offices of the Company, and by the payment to the Company of an amount equal to the Exercise Price multiplied by the number of shares of Warrant Stock being purchased, which amount may be paid, at the election of the Holder, by wire transfer of immediately available funds or certified check payable to the order of the Company. The person(s) in whose name any certificate representing the shares of Warrant Stock issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder of, the Warrant Stock represented thereby, and such shares of Warrant Stock shall be deemed to have been issued, immediately prior to the close of business on the date or dates upon which this Warrant is surrendered.

          (b)    Net Issue Exercise.

            (i)    Notwithstanding any provision herein to the contrary, if the fair market value of one share (or other unit) of Warrant Stock is greater than the Exercise Price, at the date of calculation as set forth below, in lieu of a cash exercise of this Warrant in accordance with Section 2(a) hereof, the Holder may elect to receive securities equal to the value (as determined below) of this Warrant, or the portion thereof being exercised, by surrender of this Warrant at the principal executive offices of the Company, together with the properly-

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    endorsed Notice of Exercise, in which event the Company shall issue to the Holder a number of shares of Warrant Stock computed using the following formula:

X	= Y (A-B) A
Where X	= the number of shares of Warrant Stock to be issued to the Holder.
Y	= the number of shares of Warrant Stock requested to be exercised under this Warrant.
A	= the fair market value of one share (or other unit) of Warrant Stock (at the date of such calculation).
B	= the Exercise Price (as adjusted to the date of such calculation).

            (ii)  For purposes of this Section 2(b), the fair market value of one share (or other unit) of Warrant Stock shall be determined in good faith by the Company's Board of Directors; provided, however, that where there exists a public market for shares of Common Stock at the time of such exercise, the fair market value per share shall be the product of (A) the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on The Nasdaq National Market or on any exchange on which the Common Stock is listed, whichever is applicable, for the five trading days prior to the date of determination of fair market value, and (B) the number of shares of Common Stock into which each share of Warrant Stock is convertible at the time of such exercise.

          (c)    Stock Certificates.    In the event of any exercise of the rights represented by this Warrant, certificates for the shares of Warrant Stock so purchased shall be delivered to the Holder as soon as reasonably possible and, unless this Warrant has been fully exercised or has expired, a new Warrant on like terms representing the shares with respect to which this Warrant shall not have been exercised shall also be issued to the Holder within such time.

          (d)    No Fractional Shares or Scrip.    No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the fair market value of one share of Warrant Stock multiplied by such fraction.

          (e)    No Impairment.    The Company will not, by amendment of its certificate of incorporation or bylaws (the "Charter Documents"), or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Notwithstanding the foregoing, the taking of any action by the Company for which an adjustment is made pursuant to Section 5 hereof and which does not constitute a breach of the other terms of this Warrant shall not be deemed to constitute a breach of the foregoing provisions or an impairment of this Warrant.

        3.    Due Authorization of Shares; Reservation of Shares.    The Company hereby covenants and agrees that, during the term this Warrant is exercisable, the Company will reserve from its authorized and unissued shares a sufficient number of shares to provide for the issuance of the Warrant Stock upon exercise of this Warrant.

        4.    Rights of Stockholders.    This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof. Notwithstanding the foregoing, the

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Warrant Stock shall have the registration rights set forth on Exhibit B hereto, the terms and conditions of which are incorporated by reference herein. Such registration rights may be assigned by the Holder in connection with the transfer of all or any part of this Warrant in accordance herewith.

        5.    Adjustment.

          (a)    Merger or Reorganization.    Prior to any recapitalization, reorganization, consolidation, merger or other similar transaction, which in each case is effected in such a way that the holders of the Company's capital stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such stock (an "Organic Change"), the Company shall make appropriate provision, in form and substance reasonably satisfactory to the Holder, to insure that the Holder shall thereafter have the right to acquire and receive, in lieu of or in addition to, as the case may be, the Warrant Stock immediately theretofore issuable and receivable upon the exercise hereof, such shares of stock, securities or assets as may be issued or payable in connection with such Organic Change with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore issuable and receivable upon exercise of this Warrant had such Organic Change not taken place.

          (b)    Split, Subdivision, Combination, Consolidation, Reclassification and the Like.    If the Company, at any time while this Warrant, or any portion hereof, remains outstanding and unexpired by split, subdivision, combination, consolidation or reclassification of securities or otherwise, shall change the Warrant Stock into the same or a different number and kind of securities of any class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of such securities as would have been issuable as the result of such change with respect to the Warrant Stock immediately prior to such subdivision, combination, consolidation, reclassification or other change, and the Exercise Price in respect of such securities shall be proportionately adjusted.

          (c)    Adjustments for Dividends in Stock or Other Securities or Property.    If, while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive by way of dividend, without payment therefore, other or additional stock or other securities or property (other than cash) of the Company, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of such security in respect of which the dividend shall have been or be payable on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 5.

          (d)    Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment pursuant to this Section 5, the Company shall compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company will cause copies of such certificate to be promptly delivered to the Holder.

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        6.    Representations and Warranties.

          (a)    By the Company.    The Company represents and warrants to the Holder as follows:

            (i)    this Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in equity or at law);

            (ii)  all shares of Warrant Stock which may be issued upon the exercise of this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than taxes with respect to any transfer occurring contemporaneously with such issue to a person other than the Holder);

            (iii)  except for the filing of notices pursuant to federal and state securities laws, which filings will be effected by the time required thereby, the execution, delivery or performance of this Warrant by the Company, and the issuance of the shares of Warrant Stock upon exercise of this Warrant in accordance with the terms hereof shall not (A) conflict with or result in any breach of any provision of the Charter Documents, (B) require any material filing with, or permit, authorization, consent or approval of, any Federal, state or local governmental authority, (C) result in a material violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or (D) violate any order, writ, injunction, decree, or any material statute, rule or regulation applicable to the Company or any of its material properties or assets; and

            (iv)  there are no actions, suits, audits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company in any court or before any governmental commission, board or authority which, if adversely determined, will have a material adverse effect on the ability of the Company to perform its obligations under this Warrant.

          (b)    By the Holder.    The Holder represents and warrants to the Company as follows:

            (i)    the Holder is aware of the Company's business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant.

            (ii)  the Holder is acquiring this Warrant for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act of 1933, as amended (the "Securities Act");

            (iii)  the Holder understands that its acquisition of this Warrant has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Holder's investment intent as expressed herein;

            (iv)  the Holder shall not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Warrant or the shares of Warrant Stock, except in compliance with the terms hereof

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    and the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, or an exemption thereunder; and

            (v)  the Holder is an "accredited investor" as defined in Rule 501(A) under the Securities Act.

        7.    Transfer of Warrant.

          (a)    Warrant Register.    The Company will maintain a register (the "Warrant Register") containing the names and addresses of the Holder(s). Any Holder of this Warrant or a portion hereof may change its or his address as shown on the Warrant Register by written notice to the Company requesting such change. Any notice or written communication required or permitted to be given to the Holder may be delivered to such Holder as shown on the Warrant Register and at the address shown on the Warrant Register. Until notified of a transfer in accordance with the terms hereof, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

          (b)    Transferability of Warrant.    The Holder further acknowledges and understands that this Warrant and the Warrant Stock may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. The Holder understands that the Warrant and the certificate(s) evidencing the shares of Warrant Stock shall be imprinted with a legend as set forth in Section 9 hereof that prohibits the transfer of such securities unless (i) they are registered or such registration is not required, and (ii) if the transfer is pursuant to an exemption from registration under the Securities Act and, if the Company shall so request in writing, an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt. The requirements of subsection (ii) above shall not apply to any transfer of this Warrant (or the shares of Warrant Stock upon exercise thereof) or any part hereof to any affiliate of the Holder or such other person or entity as the Holder may determine; provided, however, that the transferee shall agree in writing to be bound by the terms of this Warrant as if the original Holder hereof. Any transfer, attempted transfer or other disposition in violation of this Section 7(b) shall be deemed null and void and be of no binding effect.

          (c)    Exchange of Warrant Upon Transfer.    On surrender of this Warrant for exchange, subject to the provisions of this Warrant with respect to compliance with federal and state securities laws and with the limitations on transfers and assignments contained in this Section 7, the Company, at its expense, shall as soon as reasonably possible issue to the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of securities issuable upon exercise hereof.

        8.    Loss, Theft, Destruction or Mutilation of Warrant.    Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of this Warrant.

        9.    Legends.    This Warrant and all Warrant Stock issued upon exercise hereof or any securities issued upon conversion thereof shall be stamped or imprinted with a legend in substantially the following form (in addition to any legend required by state securities laws):

  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR

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  HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

        10.    Miscellaneous.

          (a)    Governing Law.    This Warrant is made in accordance with and shall be construed under the laws of the State of Delaware, other than the conflicts of laws principles thereof.

          (b)    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Neither the Company nor the Holder may assign, except as expressly contemplated herein, any rights, obligations or benefits under this Warrant without the prior written consent of the other party.

          (c)    Entire Agreement.    This Warrant, with the Consulting Agreement and the other schedules, exhibits and documents appended hereto and thereto, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

          (d)    Notices.    All notices and other communications required or permitted under this Warrant shall be given in writing and shall be mailed by registered or certified mail, postage prepaid, sent by confirmed facsimile or telecopy, or otherwise delivered by hand, overnight courier or by messenger, addressed (i) if to a Holder, at the Holder's as shown on the Warrant Register, or (ii) if to the Company, one copy should be sent to its address set forth on the first page of this Warrant and addressed to the attention of the Chief Executive Officer, or at such other address as the Company shall have furnished to the Holder in accordance herewith of at least 10 days prior to the date of such notice, with a copy to Cohen & Grigsby, P.C., 11 Stanwix St., 15th Floor, Pittsburgh, PA 15222, Facsimile: 412.209.0672, Attention: Daniel L. Wessels. Each such notice of other communication shall be treated as effective or having been given when delivered if delivered personally, or if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as set forth above.

          (e)    Amendment, Modification and Waiver.    Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder. The failure by the parties to assert any right herein shall not be deemed to be a waiver thereof.

          (f)    Separability.    Whenever possible, each provision of this Warrant shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Warrant shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Warrant, or the validity, legality, or enforceability of such provision in any other jurisdiction.

          (g)    Interpretation.    When a reference is made in this Warrant to Exhibits or Schedules, such reference shall be to an Exhibit to this Warrant unless otherwise indicated. The words "include," "includes" and "including" when used in this Warrant shall be deemed in each case to be followed by the words "without limitation." The phrase "provided to," "furnished to," and terms of similar import in this Warrant shall mean that a paper copy of the information referred to has been furnished to the party to whom such information is to be provided. In this Warrant, the phrases "the date hereof," "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to                        , 2003. The headings contained in this Warrant are for reference purposes only and shall not affect in any way the meaning or interpretation of this Warrant.

(This space intentionally left blank)

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        IN WITNESS WHEREOF, the undersigned has caused this Warrant to be executed as of the date set forth above.

SEEC, INC., a Pennsylvania corporation
By:

Name:

Title:

[SIGNATURE PAGE TO WARRANT]

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EXHIBIT A

Notice of Exercise

TO:
SEEC, Inc.
Park One West
Cliff Mine Road, Ste. 200
Pittsburgh, PA 15275
Attn: Chief Executive Officer

        1.    Cash Payment Option—Check this Box    ☐

          The undersigned hereby elects to purchase              shares of Common Stock of SEEC, Inc. pursuant to the terms of this Warrant, and tenders herewith payment of the purchase price of such shares in full.

        2.    Net Issue Exercise Option—Check this Box    ☐

          The undersigned hereby elects to effect the net issue exercise provision of Section 2(b) of this Warrant and receive              shares of Common Stock of SEEC, Inc., pursuant to the terms of this Warrant.

        3.    Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned as specified below:

Name:

Address:

        4.    The undersigned hereby represents and warrants that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares.

(Print Full Name)
(Sign Name)
(Print Title, if applicable)
Date:

EXHIBIT B

Registration Rights

        1.    Registration Rights.    If, at any time after the date hereof, the Company proposes to register any shares of its capital stock under the Securities Act for sale to the public, whether for its own account or for the account of other securityholders or both (including, without limitation, registration statements relating to secondary offerings of shares of the Company's capital stock, but excluding registration statements relating solely to the sale of securities to participants in a Company stock plan, to exchange offers or to non-convertible debt securities or relating solely to corporate reorganizations or other transactions pursuant to Rule 145 under the Securities Act), the Company shall, at such time, promptly give the Holder written notice of such registration, and will afford the Holder an opportunity to include in such registration statement all or any of the Warrant Stock issued or issuable hereunder (for such purposes, the "Registrable Securities"). The Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. At the time the registration statement is declared effective, the Holder shall be named as a selling securityholder therein and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

        2.    Registration Procedures.    In the case of a registration, and any qualification or compliance effected by the Company pursuant to this Section 1 of this Exhibit B, Subject to provisions hereof, and until the Effectiveness Termination Date, the Company shall take the following actions:

          (a)  Promptly prepare and file with the SEC the registration statement in accordance herewith and keep the Holder advised in writing as to the initiation of such registration, qualification and compliance and as to the completion thereof;

          (b)  Use commercially reasonable efforts to cause a registration statement to be declared effective under the Securities Act as soon as practicable thereafter and to keep such registration statement continuously effective under the Securities Act until the earlier of (i) the date that is the later of (A) the second anniversary of the date hereof and (B) the date that neither the Holder nor any of its affiliates is an affiliate of the Company, (ii) such date as all Registrable Securities may be sold in a single three- month period in accordance with Rule 144 under the Securities Act or (iii) such date as all securities registered on such registration statement have been resold (the earlier to occur of (i), (ii) and (iii) is the "Effectiveness Termination Date");

          (c)  Furnish to the Holder such reasonable numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it;

          (d)  Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holder for the purpose of permitting the offers and sales of the securities in such jurisdictions, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

          (e)  Notify as soon as reasonably practicable after the Company becomes aware the Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

          (f)    If for any reason it shall be necessary to amend or supplement the registration statement or the prospectus used in connection with such registration statement in order to correct any untrue statements, ensure that the registration statement is not misleading or otherwise to comply with the Securities Act, as promptly as reasonably practicable, prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus as may be necessary to correct such untrue statements, ensure that such registration statement is not misleading or to comply with the provisions of the Securities Act, provided, that to the extent that any statements to be corrected relate to any information provided by the Holder, the Company shall not be obligated to amend the registration statement until the Company has received such corrected information from the Holder and has had a reasonable opportunity to amend or supplement such registration statement or prospectus;

          (g)  If the registration statement ceases to be effective for any reason at any time prior to the Effectiveness Termination Date (other than because all securities registered thereunder have been resold pursuant thereto), use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof;

          (h)  Cause all such Registrable Securities registered hereunder to be listed or included on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or included; and

          (i)    Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

In addition, in the event of any underwritten public offering, the Company shall (I) enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, provided that the Holder also enters into and perform its obligations under such an agreement, and (II) use its best efforts to furnish, at the request of the Holder, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant hereto, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (A) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given in an underwritten public offering (and reasonably acceptable to the counsel for the Holder), addressed to the underwriters, if any, and to the Holder, and (B) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering (and reasonably acceptable to the counsel for the Holder), addressed to the underwriters, to the extent such letter is permitted under generally recognized accounting practice.

        3.    Selling Procedure.

          (a)  Following the date that the registration statement is declared effective by the SEC, the Holder shall be permitted, subject to the provisions hereof, to offer and sell the Registrable Securities included thereon in the manner described in such registration statement during the period of its effectiveness; provided, however, that the Holder arranges for delivery of a current prospectus to the transferee of the Registrable Securities.

          (b)  Notwithstanding the foregoing, or anything contained herein to the contrary, the Company may suspend offers and sales of Registrable Securities pursuant to such registration statement if in the good faith judgment of the Company's Board of Directors, upon the advice of counsel, (i)(A)(I) such registration would be substantially contrary to the bests interests of the Company because (a) it would materially interfere with a material financing plan or other material

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  transaction or negotiations relating thereto then pending, or (b) it would require the disclosure of any material non-public information prior to the time that such information would otherwise be disclosed or be required to be disclosed, if such early disclosure would be substantially contrary to the best interests of the Company, or (II) such registration statement contains or may contain an untrue statement of material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Board of Directors concludes, as a result, that it is necessary and appropriate to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to the Holder a certificate signed by the President or Chief Executive Officer of the Company stating the good faith judgment of the Board of Directors to such effect, then the Company shall have the right to defer such filing only for the period during which such filing would be substantially contrary to the best interests of the Company (a "Suspension"); provided, however, that the aggregate number of days included in such periods of Suspension shall not exceed ninety (90) days in any twelve (12) month period. In the event of any Suspension, the Holder shall discontinue disposition of Registrable Securities covered by the registration statement until copies of a supplemented or amended prospectus are distributed to the Holder or until the Holder is advised in writing by the Company that the use of the applicable prospectus may be resumed.

        4.    Expenses of Registration.    All expenses incurred in connection with the registrations pursuant hereto (including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of one counsel for the Company and reasonable fees and disbursements of counsel to the Holder, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration shall be borne by the Company other than expenses relating to (a) the compensation of regular employees of the Company, which shall be paid in any event by the Company, and (b) all underwriting discounts and selling commissions applicable to a sale of the Registrable Securities, which shall be borne by the Holder.

        5.    Indemnification.

          (a)  The Company shall indemnify the Holder, its officers, directors, employees, partners, affiliates, agents, representatives and legal counsel, and each person controlling (or deemed controlling) the Holder within the meaning of the Securities Act, (collectively, the "Holder's Agents") with respect to which registration, qualification or compliance has been effected pursuant to this Exhibit B, against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements thereto, notification or the like) incident to any such registration, qualification or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (iii) any violation by the Company of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any rule or regulation promulgated thereunder applicable to the Company in connection with any such registration, qualification or compliance, and shall reimburse the Holder, and the Holder's Agents, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein or furnished in writing by such Holder to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein.

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          (b)  The Holder shall indemnify the Company, its officers, directors, employees, affiliates, agents, representatives, legal counsel, independent accountant, and each person controlling the Company within the meaning of the Securities Act (collectively, the "Company's Agents"), against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like), or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and shall reimburse the Company and the Company's Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like) in reliance upon and in conformity with written information furnished in writing to the Company by an instrument duly executed by the Holder and stated to be specifically for use therein or furnished by the Holder to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein; provided, further, that the indemnity agreement provided in this Section 5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld, unless such consent is obtained in accordance with Section 5(c) hereof. In no event shall the Holder's indemnification obligation exceed the net proceeds received from its sale of Registrable Securities in such offering.

          (c)  Each party entitled to indemnification under this Section 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld). The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest. The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 5, but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the written consent of each Indemnified Party (which shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          (d)  If the indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the

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  Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution by an Holder under this Section 4 exceed the net proceeds from the offering received by such Holder. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          (e)  The obligations of the Company and the Holder under this Section 5 shall survive the completion of any offering of the Registrable Securities in a registration statement pursuant to this Exhibit B, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

        6.    Information by the Holder.    As a condition precedent to the obligations of the Company under this Exhibit B, the Holder shall furnish to the Company all such information and materials regarding the Holder and the distribution proposed by the Holder as the Company may reasonably request in writing in connection with any registration, qualification or compliance referred to herein. The Holder will promptly notify the Company in writing of any changes in the information set forth in the registration statement after it is prepared regarding the Holder or its plan of distribution to the extent required by applicable law.

        7.    Inclusion of Additional Securities.    The Company may include additional Company securities in any registration pursuant hereto hereof for its own account and by other parties in amounts as determined by the Company's Board of Directors, provided that any such inclusion does not (i) reduce the number of Registrable Securities (or other securities of the Holder) which are included in the registration statement filed pursuant to this Exhibit B or otherwise materially and adversely affect the rights of the Holder hereunder, or (ii) cause Form S-3 to be unavailable under the Securities Act for such registration due to the nature of the additional securities to be so included.

        8.    Allocation of Registration Opportunities.    In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant hereto, the Company shall not be required to include any of the Registrable Securities in such underwriting unless the Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as the underwriters determine in good faith will not jeopardize the success of the offering. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities that the underwriters determine in good faith is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including the Registrable Securities, which the underwriters determine in good faith will not jeopardize the success of the offering. In such an event and to the extent necessary to comply with the foregoing, the managing underwriter shall limit or exclude up to all of the securities of holders of capital stock of the Company as follows: (i) first, among securities requested to be included in such registration by any stockholder of the Company other than (A) the Holder or (B) any holders of Company securities with a contractual right to affirmatively require the Company to file a registration statement relating to such holders' securities (each, a "Demand Right Holder"); (ii) second, among the Registrable Securities requested to be included in such registration by the Holder but in no event shall the amount of such Registrable Securities be reduced below twenty-five percent (25%) of total amount of securities included in such offering (calculated, for the purposes hereof, in the aggregate with the securities held by the holder of any other Warrant, or portion thereof, issued pursuant to the Consulting Agreement); (iii) third, among the securities of the Company (i.e., primary shares); and (iv) fourth, among the securities of the Demand Right Holders, if any. For purposes of the preceding provisions concerning apportionment, for

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any Holder which is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single Holder for the purposes hereof, and any pro-rata reduction with respect to such Holder shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such Holder (as described herein).

        9.    Termination of Registration Rights.    All rights and obligations provided for in this Exhibit B (except for in Section 5 hereof, which rights and obligations shall survive) shall terminate on the Effectiveness Termination Date.

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EXHIBIT B-2 TO CONSULTING AGREEMENT

  THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH WARRANT MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT TO BE PROVIDED PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

Number: CS-00	, 2003

WARRANT TO PURCHASE COMMON STOCK
OF
SEEC, INC.

        THIS CERTIFIES THAT, for value received, KPCB HOLDINGS, INC., a Delaware corporation, as nominee (the "Holder"), is entitled, upon the terms and subject to the conditions hereinafter set forth and at its sole and absolute discretion, to subscribe for and purchase from SEEC, INC., a Pennsylvania corporation with its principal executive offices at Park One West, Cliff Mine Road, Pittsburgh, PA 15275 (the "Company"), at any time during the period set forth in Section 1(d) hereof, the number of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") set forth in Section 1(b) hereof at the exercise price set in Section 1(c) hereof. This warrant (as amended or otherwise modified from time to time, this "Warrant") is issued in connection with the execution of that certain Consulting Agreement of January 8, 2003, by and between the Company and the Holder (as amended or otherwise modified from time to time, the "Consulting Agreement").

        1.    Warrant Purchase Rights.

          (a)    Type of Stock.    This Warrant shall be exercisable for shares of Common Stock (such shares, the "Warrant Stock").

          (b)    Number of Shares.    The number of shares of Warrant Stock issuable upon exercise hereof shall be 500,000 shares, provided that the Company's aggregate revenues for its fiscal year 2004, calculated in accordance with generally-accepted accounting principles and as set forth in the Company's audited financial statements for the fiscal year ended March 31, 2004 included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are at least $16,000,000.

          (c)    Exercise Price.    The exercise price of the Warrant Stock (the "Exercise Price") shall be $1.35 per share.

          (d)    Exercise Period.    Subject to Section 1(b) hereof, this Warrant may be exercised at any time on or after April 1, 2004 until April 1, 2009 (such period, the "Exercise Period").

        2.    Method of Exercise; Payment.

          (a)    Cash Exercise.    Subject to the terms hereof, the purchase rights represented hereby may be exercised by the Holder in its sole and absolute discretion, in whole or in part, at any time during the Exercise Period, by the surrender of this Warrant (with a duly executed notice of exercise form (the "Notice of Exercise") substantially in the form attached hereto as Exhibit A) at the principal executive offices of the Company, and by the payment to the Company of an amount equal to the Exercise Price multiplied by the number of shares of Warrant Stock being purchased, which amount may be paid, at the election of the Holder, by wire transfer of immediately available funds or certified check payable to the order of the Company. The person(s) in whose name any certificate representing the shares of Warrant Stock issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder of, the Warrant Stock represented thereby, and such shares of Warrant Stock shall be deemed to have been issued, immediately prior to the close of business on the date or dates upon which this Warrant is surrendered.

          (b)    Net Issue Exercise.

            (i)    Notwithstanding any provision herein to the contrary, if the fair market value of one share (or other unit) of Warrant Stock is greater than the Exercise Price, at the date of calculation as set forth below, in lieu of a cash exercise of this Warrant in accordance with Section 2(a) hereof, the Holder may elect to receive securities equal to the value (as determined below) of this Warrant, or the portion thereof being exercised, by surrender of this Warrant at the principal executive offices of the Company, together with the properly-endorsed Notice of Exercise, in which event the Company shall issue to the Holder a number of shares of Warrant Stock computed using the following formula:

X	= Y (A-B) A
Where X	= the number of shares of Warrant Stock to be issued to the Holder.
Y	= the number of shares of Warrant Stock requested to be exercised under this Warrant.
A	= the fair market value of one share (or other unit) of Warrant Stock (at the date of such calculation).
B	= the Exercise Price (as adjusted to the date of such calculation).

            (ii)  For purposes of this Section 2(b), the fair market value of one share (or other unit) of Warrant Stock shall be determined in good faith by the Company's Board of Directors; provided, however, that where there exists a public market for shares of Common Stock at the time of such exercise, the fair market value per share shall be the product of (A) the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on The Nasdaq National Market or on any exchange on which the Common Stock is listed, whichever is applicable, for the five trading days prior to the date of determination of fair market value, and (B) the number of shares of Common Stock into which each share of Warrant Stock is convertible at the time of such exercise.

          (c)    Stock Certificates.    In the event of any exercise of the rights represented by this Warrant, certificates for the shares of Warrant Stock so purchased shall be delivered to the Holder as soon as reasonably possible and, unless this Warrant has been fully exercised or has expired, a new Warrant on like terms representing the shares with respect to which this Warrant shall not have been exercised shall also be issued to the Holder within such time.

          (d)    No Fractional Shares or Scrip.    No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the fair market value of one share of Warrant Stock multiplied by such fraction.

          (e)    No Impairment.    The Company will not, by amendment of its certificate of incorporation or bylaws (the "Charter Documents"), or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary

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  or appropriate in order to protect the rights of the Holder against impairment. Notwithstanding the foregoing, the taking of any action by the Company for which an adjustment is made pursuant to Section 5 hereof and which does not constitute a breach of the other terms of this Warrant shall not be deemed to constitute a breach of the foregoing provisions or an impairment of this Warrant.

        3.    Due Authorization of Shares; Reservation of Shares.    The Company hereby covenants and agrees that, during the term this Warrant is exercisable, the Company will reserve from its authorized and unissued shares a sufficient number of shares to provide for the issuance of the Warrant Stock upon exercise of this Warrant.

        4.    Rights of Stockholders.    This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof. Notwithstanding the foregoing, the Warrant Stock shall have the registration rights set forth on Exhibit B hereto, the terms and conditions of which are incorporated by reference herein. Such registration rights may be assigned by the Holder in connection with the transfer of all or any part of this Warrant in accordance herewith.

        5.    Adjustment.

          (a)    Merger or Reorganization.    Prior to any recapitalization, reorganization, consolidation, merger or other similar transaction, which in each case is effected in such a way that the holders of the Company's capital stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such stock (an "Organic Change"), the Company shall make appropriate provision, in form and substance reasonably satisfactory to the Holder, to insure that the Holder shall thereafter have the right to acquire and receive, in lieu of or in addition to, as the case may be, the Warrant Stock immediately theretofore issuable and receivable upon the exercise hereof, such shares of stock, securities or assets as may be issued or payable in connection with such Organic Change with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore issuable and receivable upon exercise of this Warrant had such Organic Change not taken place.

          (b)    Split, Subdivision, Combination, Consolidation, Reclassification and the Like.    If the Company, at any time while this Warrant, or any portion hereof, remains outstanding and unexpired by split, subdivision, combination, consolidation or reclassification of securities or otherwise, shall change the Warrant Stock into the same or a different number and kind of securities of any class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of such securities as would have been issuable as the result of such change with respect to the Warrant Stock immediately prior to such subdivision, combination, consolidation, reclassification or other change, and the Exercise Price in respect of such securities shall be proportionately adjusted.

          (c)    Adjustments for Dividends in Stock or Other Securities or Property.    If, while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive by way of dividend, without payment therefore, other or additional stock or other securities or property (other than cash) of the Company, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of such security in respect of which the dividend shall have been or be payable on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such

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  period, giving effect to all adjustments called for during such period by the provisions of this Section 5.

          (d)    Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment pursuant to this Section 5, the Company shall compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company will cause copies of such certificate to be promptly delivered to the Holder.

        6.    Representations and Warranties.

          (a)    By the Company.    The Company represents and warrants to the Holder as follows:

            (i)    this Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in equity or at law);

            (ii)  all shares of Warrant Stock which may be issued upon the exercise of this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than taxes with respect to any transfer occurring contemporaneously with such issue to a person other than the Holder);

            (iii)  except for the filing of notices pursuant to federal and state securities laws, which filings will be effected by the time required thereby, the execution, delivery or performance of this Warrant by the Company, and the issuance of the shares of Warrant Stock upon exercise of this Warrant in accordance with the terms hereof shall not (A) conflict with or result in any breach of any provision of the Charter Documents, (B) require any material filing with, or permit, authorization, consent or approval of, any Federal, state or local governmental authority, (C) result in a material violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or (D) violate any order, writ, injunction, decree, or any material statute, rule or regulation applicable to the Company or any of its material properties or assets; and

            (iv)  there are no actions, suits, audits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company in any court or before any governmental commission, board or authority which, if adversely determined, will have a material adverse effect on the ability of the Company to perform its obligations under this Warrant.

          (b)    By the Holder.    The Holder represents and warrants to the Company as follows:

            (i)    the Holder is aware of the Company's business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant;

            (ii)  the Holder is acquiring this Warrant for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act of 1933, as amended (the "Securities Act");

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            (iii)  the Holder understands that its acquisition of this Warrant has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Holder's investment intent as expressed herein;

            (iv)  the Holder shall not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Warrant or the shares of Warrant Stock, except in compliance with the terms hereof and the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, or an exemption thereunder; and

            (v)  the Holder is an "accredited investor" as defined in Rule 501(A) under the Securities Act.

        7.    Transfer of Warrant.

          (a)    Warrant Register.    The Company will maintain a register (the "Warrant Register") containing the names and addresses of the Holder(s). Any Holder of this Warrant or a portion hereof may change its or his address as shown on the Warrant Register by written notice to the Company requesting such change. Any notice or written communication required or permitted to be given to the Holder may be delivered to such Holder as shown on the Warrant Register and at the address shown on the Warrant Register. Until notified of a transfer in accordance with the terms hereof, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

          (b)    Transferability of Warrant.    The Holder further acknowledges and understands that this Warrant and the Warrant Stock may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. The Holder understands that the Warrant and the certificate(s) evidencing the shares of Warrant Stock shall be imprinted with a legend as set forth in Section 9 hereof that prohibits the transfer of such securities unless (i) they are registered or such registration is not required, and (ii) if the transfer is pursuant to an exemption from registration under the Securities Act and, if the Company shall so request in writing, an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt. The requirements of subSection (ii) above shall not apply to any transfer of this Warrant (or the shares of Warrant Stock upon exercise thereof) or any part hereof to any affiliate of the Holder or such other person or entity as the Holder may determine; provided, however, that the transferee shall agree in writing to be bound by the terms of this Warrant as if the original Holder hereof. Any transfer, attempted transfer or other disposition in violation of this Section 7(b) shall be deemed null and void and be of no binding effect.

          (c)    Exchange of Warrant Upon Transfer.    On surrender of this Warrant for exchange, subject to the provisions of this Warrant with respect to compliance with federal and state securities laws and with the limitations on transfers and assignments contained in this Section 7, the Company, at its expense, shall as soon as reasonably possible issue to the Holder a new warrant or warrants of like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of securities issuable upon exercise hereof.

        8.    Loss, Theft, Destruction or Mutilation of Warrant.    Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of this Warrant.

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        9.    Legends.    This Warrant and all Warrant Stock issued upon exercise hereof or any securities issued upon conversion thereof shall be stamped or imprinted with a legend in substantially the following form (in addition to any legend required by state securities laws):

  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

        10.    Certain Covenant.    With reference to the provision of the Services (as such term is defined in the Consulting Agreement) to the Company by the Consultant (as such term is defined therein), so long as the Company has not terminated the Consulting Agreement due to the nonperformance by the Consultant, the Company shall request that its board of directors, subject to its fiduciary duties, give due consideration for providing additional compensation to the Holder, to the extent that the Company's cash flows and liabilities for its initial quarters, other benefits and general integration exceed the levels anticipated as a result of the Consultant's contribution. Such compensation would be in the form of cash or options on a number of shares. The exact value and number or options shall be determined by a committee of the Company's board of directors, comprised of directors that are not appointees or related with the Holder, in its sole discretion. Nothing in this Section 10 shall provide any remedy to the Company in the event of the Consultant's nonperformance under the Consulting Agreement except as expressly provided therein; which remedy, solely for the avoidance of doubt, shall be limited to the Company's right, but without any obligation, to terminate the Consulting Agreement in accordance with Section 5 thereof. Further, nothing in this Section 10 shall provide any additional compensation right or remedy to the Holder in the event, in the opinion of such committee of the board, that the Company's cash flows and liabilities for its initial quarters, other benefits and general integration do not exceed the levels anticipated as a result of the Consultant's contribution; in such event, solely for the avoidance of doubt, this Warrant and the warrant appended as Exhibit B-3 to the Consulting Agreement (collectively, the "Performance Warrants") shall be exercisable in accordance with their respective terms for the shares of Warrant Stock as provided herein and therein.

        11.    Miscellaneous.

          (a)    Governing Law.    This Warrant is made in accordance with and shall be construed under the laws of the State of Delaware, other than the conflicts of laws principles thereof.

          (b)    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Neither the Company nor the Holder may assign, except as expressly contemplated herein, any rights, obligations or benefits under this Warrant without the prior written consent of the other party.

          (c)    Entire Agreement.    This Warrant, with the Consulting Agreement and the other schedules, exhibits and documents appended hereto and thereto, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

          (d)    Notices.    All notices and other communications required or permitted under this Warrant shall be given in writing and shall be mailed by registered or certified mail, postage prepaid, sent by confirmed facsimile or telecopy, or otherwise delivered by hand, overnight courier or by messenger, addressed (i) if to a Holder, at the Holder's as shown on the Warrant Register, or (ii) if to the Company, one copy should be sent to its address set forth on the first page of this

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  Warrant and addressed to the attention of the Chief Executive Officer, or at such other address as the Company shall have furnished to the Holder in accordance herewith of at least 10 days prior to the date of such notice, with a copy to Cohen & Grigsby, P.C., 11 Stanwix St., 15th Floor, Pittsburgh, PA 15222, Facsimile: 412.209.0672, Attention: Daniel L. Wessels. Each such notice of other communication shall be treated as effective or having been given when delivered if delivered personally, or if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as set forth above.

          (e)    Amendment, Modification and Waiver.    Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder. The failure by the parties to assert any right herein shall not be deemed to be a waiver thereof.

          (f)    Separability.    Whenever possible, each provision of this Warrant shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Warrant shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Warrant, or the validity, legality, or enforceability of such provision in any other jurisdiction.

          (g)    Interpretation.    When a reference is made in this Warrant to Exhibits or Schedules, such reference shall be to an Exhibit to this Warrant unless otherwise indicated. The words "include," "includes" and "including" when used in this Warrant shall be deemed in each case to be followed by the words "without limitation." The phrase "provided to," "furnished to," and terms of similar import in this Warrant shall mean that a paper copy of the information referred to has been furnished to the party to whom such information is to be provided. In this Warrant, the phrases "the date hereof," "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to                        , 2003. The headings contained in this Warrant are for reference purposes only and shall not affect in any way the meaning or interpretation of this Warrant.

(This space intentionally left blank)

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        IN WITNESS WHEREOF, the undersigned has caused this Warrant to be executed as of the date set forth above.

SEEC, INC., a Pennsylvania corporation
By:

Name:

Title:

[SIGNATURE PAGE TO WARRANT]

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EXHIBIT A

Notice of Exercise

TO:
SEEC, Inc.
Park One West
Cliff Mine Road, Ste. 200
Pittsburgh, PA 15275
Attn: Chief Executive Officer

        1.    Cash Payment Option—Check this Box    ☐

          The undersigned hereby elects to purchase              shares of Common Stock of SEEC, Inc. pursuant to the terms of this Warrant, and tenders herewith payment of the purchase price of such shares in full.

        2.    Net Issue Exercise Option—Check this Box    ☐

          The undersigned hereby elects to effect the net issue exercise provision of Section 2(b) of this Warrant and receive              shares of Common Stock of SEEC, Inc., pursuant to the terms of this Warrant.

        3.    Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned as specified below:

Name:

Address:

        4.    The undersigned hereby represents and warrants that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares.

(Print Full Name)
(Sign Name)
(Print Title, if applicable)
Date:

EXHIBIT B

Registration Rights

        1.    Registration Rights.    If, at any time after the date hereof, the Company proposes to register any shares of its capital stock under the Securities Act for sale to the public, whether for its own account or for the account of other securityholders or both (including, without limitation, registration statements relating to secondary offerings of shares of the Company's capital stock, but excluding registration statements relating solely to the sale of securities to participants in a Company stock plan, to exchange offers or to non-convertible debt securities or relating solely to corporate reorganizations or other transactions pursuant to Rule 145 under the Securities Act), the Company shall, at such time, promptly give the Holder written notice of such registration, and will afford the Holder an opportunity to include in such registration statement all or any of the Warrant Stock issued or issuable hereunder (for such purposes, the "Registrable Securities"). The Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. At the time the registration statement is declared effective, the Holder shall be named as a selling securityholder therein and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

        2.    Registration Procedures.    In the case of a registration, and any qualification or compliance effected by the Company pursuant to this Section 1 of this Exhibit B, Subject to provisions hereof, and until the Effectiveness Termination Date, the Company shall take the following actions:

          (a)  Promptly prepare and file with the SEC the registration statement in accordance herewith and keep the Holder advised in writing as to the initiation of such registration, qualification and compliance and as to the completion thereof;

          (b)  Use commercially reasonable efforts to cause a registration statement to be declared effective under the Securities Act as soon as practicable thereafter and to keep such registration statement continuously effective under the Securities Act until the earlier of (i) the date that is the later of (A) the second anniversary of the date hereof and (B) the date that neither the Holder nor any of its affiliates is an affiliate of the Company, (ii) such date as all Registrable Securities may be sold in a single three-month period in accordance with Rule 144 under the Securities Act or (iii) such date as all securities registered on such registration statement have been resold (the earlier to occur of (i), (ii) and (iii) is the "Effectiveness Termination Date");

          (c)  Furnish to the Holder such reasonable numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it;

          (d)  Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holder for the purpose of permitting the offers and sales of the securities in such jurisdictions, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

          (e)  Notify as soon as reasonably practicable after the Company becomes aware the Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

          (f)    If for any reason it shall be necessary to amend or supplement the registration statement or the prospectus used in connection with such registration statement in order to correct any untrue statements, ensure that the registration statement is not misleading or otherwise to comply with the Securities Act, as promptly as reasonably practicable, prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus as may be necessary to correct such untrue statements, ensure that such registration statement is not misleading or to comply with the provisions of the Securities Act, provided, that to the extent that any statements to be corrected relate to any information provided by the Holder, the Company shall not be obligated to amend the registration statement until the Company has received such corrected information from the Holder and has had a reasonable opportunity to amend or supplement such registration statement or prospectus;

          (g)  If the registration statement ceases to be effective for any reason at any time prior to the Effectiveness Termination Date (other than because all securities registered thereunder have been resold pursuant thereto), use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof;

          (h)  Cause all such Registrable Securities registered hereunder to be listed or included on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or included; and

          (i)    Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

In addition, in the event of any underwritten public offering, the Company shall (I) enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, provided that the Holder also enters into and perform its obligations under such an agreement, and (II) use its best efforts to furnish, at the request of the Holder, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant hereto, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (A) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given in an underwritten public offering (and reasonably acceptable to the counsel for the Holder), addressed to the underwriters, if any, and to the Holder, and (B) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering (and reasonably acceptable to the counsel for the Holder), addressed to the underwriters, to the extent such letter is permitted under generally recognized accounting practice.

        3.    Selling Procedure.

          (a)  Following the date that the registration statement is declared effective by the SEC, the Holder shall be permitted, subject to the provisions hereof, to offer and sell the Registrable Securities included thereon in the manner described in such registration statement during the period of its effectiveness; provided, however, that the Holder arranges for delivery of a current prospectus to the transferee of the Registrable Securities.

          (b)  Notwithstanding the foregoing, or anything contained herein to the contrary, the Company may suspend offers and sales of Registrable Securities pursuant to such registration statement if in the good faith judgment of the Company's Board of Directors, upon the advice of counsel, (i)(A)(I) such registration would be substantially contrary to the bests interests of the Company because (a) it would materially interfere with a material financing plan or other material

2

  transaction or negotiations relating thereto then pending, or (b) it would require the disclosure of any material non-public information prior to the time that such information would otherwise be disclosed or be required to be disclosed, if such early disclosure would be substantially contrary to the best interests of the Company, or (II) such registration statement contains or may contain an untrue statement of material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Board of Directors concludes, as a result, that it is necessary and appropriate to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to the Holder a certificate signed by the President or Chief Executive Officer of the Company stating the good faith judgment of the Board of Directors to such effect, then the Company shall have the right to defer such filing only for the period during which such filing would be substantially contrary to the best interests of the Company (a "Suspension"); provided, however, that the aggregate number of days included in such periods of Suspension shall not exceed ninety (90) days in any twelve (12) month period. In the event of any Suspension, the Holder shall discontinue disposition of Registrable Securities covered by the registration statement until copies of a supplemented or amended prospectus are distributed to the Holder or until the Holder is advised in writing by the Company that the use of the applicable prospectus may be resumed.

        4.    Expenses of Registration.    All expenses incurred in connection with the registrations pursuant hereto (including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of one counsel for the Company and reasonable fees and disbursements of counsel to the Holder, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration shall be borne by the Company other than expenses relating to (a) the compensation of regular employees of the Company, which shall be paid in any event by the Company, and (b) all underwriting discounts and selling commissions applicable to a sale of the Registrable Securities, which shall be borne by the Holder.

        5.    Indemnification.

          (a)  The Company shall indemnify the Holder, its officers, directors, employees, partners, affiliates, agents, representatives and legal counsel, and each person controlling (or deemed controlling) the Holder within the meaning of the Securities Act, (collectively, the "Holder's Agents") with respect to which registration, qualification or compliance has been effected pursuant to this Exhibit B, against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements thereto, notification or the like) incident to any such registration, qualification or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (iii) any violation by the Company of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any rule or regulation promulgated thereunder applicable to the Company in connection with any such registration, qualification or compliance, and shall reimburse the Holder, and the Holder's Agents, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein or furnished in writing by such Holder to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein.

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          (b)  The Holder shall indemnify the Company, its officers, directors, employees, affiliates, agents, representatives, legal counsel, independent accountant, and each person controlling the Company within the meaning of the Securities Act (collectively, the "Company's Agents"), against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like), or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and shall reimburse the Company and the Company's Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like) in reliance upon and in conformity with written information furnished in writing to the Company by an instrument duly executed by the Holder and stated to be specifically for use therein or furnished by the Holder to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein; provided, further, that the indemnity agreement provided in this Section 5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld, unless such consent is obtained in accordance with Section 5(c) hereof. In no event shall the Holder's indemnification obligation exceed the net proceeds received from its sale of Registrable Securities in such offering.

          (c)  Each party entitled to indemnification under this Section 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld). The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest. The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 5, but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the written consent of each Indemnified Party (which shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          (d)  If the indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the

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  Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution by an Holder under this Section 4 exceed the net proceeds from the offering received by such Holder. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          (e)  The obligations of the Company and the Holder under this Section 5 shall survive the completion of any offering of the Registrable Securities in a registration statement pursuant to this Exhibit B, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

        6.    Information by the Holder.    As a condition precedent to the obligations of the Company under this Exhibit B, the Holder shall furnish to the Company all such information and materials regarding the Holder and the distribution proposed by the Holder as the Company may reasonably request in writing in connection with any registration, qualification or compliance referred to herein. The Holder will promptly notify the Company in writing of any changes in the information set forth in the registration statement after it is prepared regarding the Holder or its plan of distribution to the extent required by applicable law.

        7.    Inclusion of Additional Securities.    The Company may include additional Company securities in any registration pursuant hereto hereof for its own account and by other parties in amounts as determined by the Company's Board of Directors, provided that any such inclusion does not (i) reduce the number of Registrable Securities (or other securities of the Holder) which are included in the registration statement filed pursuant to this Exhibit B or otherwise materially and adversely affect the rights of the Holder hereunder, or (ii) cause Form S-3 to be unavailable under the Securities Act for such registration due to the nature of the additional securities to be so included.

        8.    Allocation of Registration Opportunities.    In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant hereto, the Company shall not be required to include any of the Registrable Securities in such underwriting unless the Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as the underwriters determine in good faith will not jeopardize the success of the offering. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities that the underwriters determine in good faith is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including the Registrable Securities, which the underwriters determine in good faith will not jeopardize the success of the offering. In such an event and to the extent necessary to comply with the foregoing, the managing underwriter shall limit or exclude up to all of the securities of holders of capital stock of the Company as follows: (i) first, among securities requested to be included in such registration by any stockholder of the Company other than (A) the Holder or (B) any holders of Company securities with a contractual right to affirmatively require the Company to file a registration statement relating to such holders' securities (each, a "Demand Right Holder"); (ii) second, among the Registrable Securities requested to be included in such registration by the Holder but in no event shall the amount of such Registrable Securities be reduced below twenty-five percent (25%) of total amount of securities included in such offering (calculated, for the purposes hereof, in the aggregate with the securities held by the holder of any other Warrant, or portion thereof, issued pursuant to the Consulting Agreement); (iii) third, among the securities of the Company (i.e., primary shares); and (iv) fourth, among the securities of the Demand Right Holders, if any. For purposes of the preceding provisions concerning apportionment, for

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any Holder which is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single Holder for the purposes hereof, and any pro-rata reduction with respect to such Holder shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such Holder (as described herein).

        9.    Termination of Registration Rights.    All rights and obligations provided for in this Exhibit B (except for in Section 5 hereof, which rights and obligations shall survive) shall terminate on the Effectiveness Termination Date.

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EXHIBIT B-3 TO CONSULTING AGREEMENT

  THE WARRANT REPRESENTED BY THIS CERTIFICATE HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH WARRANT MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT TO BE PROVIDED PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

Number: CS-00	, 2003

WARRANT TO PURCHASE COMMON STOCK
OF
SEEC, INC.

        THIS CERTIFIES THAT, for value received, KPCB HOLDINGS, INC., a Delaware corporation, as nominee (the "Holder"), is entitled, upon the terms and subject to the conditions hereinafter set forth and at its sole and absolute discretion, to subscribe for and purchase from SEEC, INC., a Pennsylvania corporation with its principal executive offices at Park One West, Cliff Mine Road, Pittsburgh, PA 15275 (the "Company"), at any time during the period set forth in Section 1(d) hereof, the number of shares of common stock, par value $0.01 per share, of the Company (the "Common Stock") set forth in Section 1(b) hereof at the exercise price set in Section 1(c) hereof. This warrant (as amended or otherwise modified from time to time, this "Warrant") is issued in connection with the execution of that certain Consulting Agreement of January 8, 2003, by and between the Company and the Holder (as amended or otherwise modified from time to time, the "Consulting Agreement").

        1.    Warrant Purchase Rights.

          (a)    Type of Stock.    This Warrant shall be exercisable for shares of Common Stock (such shares, the "Warrant Stock").

          (b)    Number of Shares.    The number of shares of Warrant Stock issuable upon exercise hereof shall be 1,000,000 shares (the "Maximum Warrant Shares"), provided that the Company's aggregate revenues for its fiscal year 2004, calculated in accordance with generally-accepted accounting principles and as set forth in the Company's audited financial statements for the fiscal year ended March 31, 2004 included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004 to be filed with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such revenues, the "2004 Reported Revenue"), are at least $20,000,000. Notwithstanding the foregoing, in the event that 2004 Reported Revenues are less than $20,000,000 but greater than $16,000,000, the number of shares of Warrant Stock issuable upon exercise hereof shall be equal to the number obtained by multiplying (I) the Maximum Warrant Shares by (II) a fraction, (X) the numerator of which is equal to difference between the 2004 Reported Revenue and 16,000,000, and (Y) the denominator is equal to 4,000,000.

          (c)    Exercise Price.    The exercise price of the Warrant Stock (the "Exercise Price") shall be $1.80 per share.

          (d)    Exercise Period.    Subject to Section 1(b) hereof, this Warrant may be exercised at any time on or after April 1, 2004 until April 1, 2009 (such period, the "Exercise Period").

        2.    Method of Exercise; Payment.

          (a)    Cash Exercise.    Subject to the terms hereof, the purchase rights represented hereby may be exercised by the Holder in its sole and absolute discretion, in whole or in part, at any time during the Exercise Period, by the surrender of this Warrant (with a duly executed notice of exercise form (the "Notice of Exercise") substantially in the form attached hereto as Exhibit A) at the principal executive offices of the Company, and by the payment to the Company of an amount equal to the Exercise Price multiplied by the number of shares of Warrant Stock being purchased, which amount may be paid, at the election of the Holder, by wire transfer of immediately available funds or certified check payable to the order of the Company. The person(s) in whose name any certificate representing the shares of Warrant Stock issuable upon exercise of this Warrant shall be deemed to have become the holder(s) of record of, and shall be treated for all purposes as the record holder of, the Warrant Stock represented thereby, and such shares of Warrant Stock shall be deemed to have been issued, immediately prior to the close of business on the date or dates upon which this Warrant is surrendered.

          (b)    Net Issue Exercise.

            (i)    Notwithstanding any provision herein to the contrary, if the fair market value of one share (or other unit) of Warrant Stock is greater than the Exercise Price, at the date of calculation as set forth below, in lieu of a cash exercise of this Warrant in accordance with Section 2(a) hereof, the Holder may elect to receive securities equal to the value (as determined below) of this Warrant, or the portion thereof being exercised, by surrender of this Warrant at the principal executive offices of the Company, together with the properly-endorsed Notice of Exercise, in which event the Company shall issue to the Holder a number of shares of Warrant Stock computed using the following formula:

X	= Y (A-B) A
Where X	= the number of shares of Warrant Stock to be issued to the Holder.
Y	= the number of shares of Warrant Stock requested to be exercised under this Warrant.
A	= the fair market value of one share (or other unit) of Warrant Stock (at the date of such calculation).
B	= the Exercise Price (as adjusted to the date of such calculation).

            (ii)  For purposes of this Section 2(b), the fair market value of one share (or other unit) of Warrant Stock shall be determined in good faith by the Company's Board of Directors; provided, however, that where there exists a public market for shares of Common Stock at the time of such exercise, the fair market value per share shall be the product of (A) the average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary or the last reported sale price of the Common Stock or the closing price quoted on The Nasdaq National Market or on any exchange on which the Common Stock is listed, whichever is applicable, for the five trading days prior to the date of determination of fair market value, and (B) the number of shares of Common Stock into which each share of Warrant Stock is convertible at the time of such exercise.

          (c)    Stock Certificates.    In the event of any exercise of the rights represented by this Warrant, certificates for the shares of Warrant Stock so purchased shall be delivered to the Holder as soon as reasonably possible and, unless this Warrant has been fully exercised or has expired, a new Warrant on like terms representing the shares with respect to which this Warrant shall not have been exercised shall also be issued to the Holder within such time.

          (d)    No Fractional Shares or Scrip.    No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. In lieu of any fractional share to which the Holder would otherwise be entitled, the Company shall make a cash payment equal to the fair market value of one share of Warrant Stock multiplied by such fraction.

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          (e)    No Impairment.    The Company will not, by amendment of its certificate of incorporation or bylaws (the "Charter Documents"), or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment. Notwithstanding the foregoing, the taking of any action by the Company for which an adjustment is made pursuant to Section 5 hereof and which does not constitute a breach of the other terms of this Warrant shall not be deemed to constitute a breach of the foregoing provisions or an impairment of this Warrant.

        3.    Due Authorization of Shares; Reservation of Shares.    The Company hereby covenants and agrees that, during the term this Warrant is exercisable, the Company will reserve from its authorized and unissued shares a sufficient number of shares to provide for the issuance of the Warrant Stock upon exercise of this Warrant.

        4.    Rights of Stockholders.    This Warrant does not entitle the Holder to any voting rights or other rights as a stockholder of the Company prior to the exercise hereof. Notwithstanding the foregoing, the Warrant Stock shall have the registration rights set forth on Exhibit B hereto, the terms and conditions of which are incorporated by reference herein. Such registration rights may be assigned by the Holder in connection with the transfer of all or any part of this Warrant in accordance herewith.

        5.    Adjustment.

          (a)    Merger or Reorganization.    Prior to any recapitalization, reorganization, consolidation, merger or other similar transaction, which in each case is effected in such a way that the holders of the Company's capital stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such stock (an "Organic Change"), the Company shall make appropriate provision, in form and substance reasonably satisfactory to the Holder, to insure that the Holder shall thereafter have the right to acquire and receive, in lieu of or in addition to, as the case may be, the Warrant Stock immediately theretofore issuable and receivable upon the exercise hereof, such shares of stock, securities or assets as may be issued or payable in connection with such Organic Change with respect to or in exchange for the number of shares of Warrant Stock immediately theretofore issuable and receivable upon exercise of this Warrant had such Organic Change not taken place.

          (b)    Split, Subdivision, Combination, Consolidation, Reclassification and the Like.    If the Company, at any time while this Warrant, or any portion hereof, remains outstanding and unexpired by split, subdivision, combination, consolidation or reclassification of securities or otherwise, shall change the Warrant Stock into the same or a different number and kind of securities of any class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of such securities as would have been issuable as the result of such change with respect to the Warrant Stock immediately prior to such subdivision, combination, consolidation, reclassification or other change, and the Exercise Price in respect of such securities shall be proportionately adjusted.

          (c)    Adjustments for Dividends in Stock or Other Securities or Property.    If, while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time shall have received, or on or after the record date fixed for the determination of eligible stockholders, shall have become entitled to receive by way of dividend, without payment therefore, other or additional stock or other securities or property (other than cash) of the Company, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon exercise of this Warrant, and without payment of any additional consideration therefor, the amount of such

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  other or additional stock or other securities or property (other than cash) of the Company that such holder would hold on the date of such exercise had it been the holder of record of such security in respect of which the dividend shall have been or be payable on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional stock available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 5.

          (d)    Certificate as to Adjustments.    Upon the occurrence of each adjustment or readjustment pursuant to this Section 5, the Company shall compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company will cause copies of such certificate to be promptly delivered to the Holder.

        6.    Representations and Warranties.

          (a)    By the Company.    The Company represents and warrants to the Holder as follows:

            (i)    this Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, moratorium, reorganization and the relief of debtors and the rules of law or principles at equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether enforcement is sought in equity or at law);

            (ii)  all shares of Warrant Stock which may be issued upon the exercise of this Warrant will, upon issuance, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than taxes with respect to any transfer occurring contemporaneously with such issue to a person other than the Holder);

            (iii)  except for the filing of notices pursuant to federal and state securities laws, which filings will be effected by the time required thereby, the execution, delivery or performance of this Warrant by the Company, and the issuance of the shares of Warrant Stock upon exercise of this Warrant in accordance with the terms hereof shall not (A) conflict with or result in any breach of any provision of the Charter Documents, (B) require any material filing with, or permit, authorization, consent or approval of, any Federal, state or local governmental authority, (C) result in a material violation or breach of, or constitute (with or without due notice or the passage of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration or loss of any rights) under, any of the terms, conditions or provisions of any material indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound, or (D) violate any order, writ, injunction, decree, or any material statute, rule or regulation applicable to the Company or any of its material properties or assets; and

            (iv)  there are no actions, suits, audits, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company in any court or before any governmental commission, board or authority which, if adversely determined, will have a material adverse effect on the ability of the Company to perform its obligations under this Warrant.

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          (b)    By the Holder.    The Holder represents and warrants to the Company as follows:

            (i)    the Holder is aware of the Company's business affairs and financial condition, and has acquired information about the Company sufficient to reach an informed and knowledgeable decision to acquire this Warrant.

            (ii)  the Holder is acquiring this Warrant for its own account as principal, for investment purposes only, and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act of 1933, as amended (the "Securities Act");

            (iii)  the Holder understands that its acquisition of this Warrant has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Holder's investment intent as expressed herein;

            (iv)  the Holder shall not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of) any of the Warrant or the shares of Warrant Stock, except in compliance with the terms hereof and the registration requirements of the Securities Act, and the rules and regulations promulgated thereunder, or an exemption thereunder; and

            (v)  the Holder is an "accredited investor" as defined in Rule 501(A) under the Securities Act.

        7.    Transfer of Warrant.

          (a)    Warrant Register.    The Company will maintain a register (the "Warrant Register") containing the names and addresses of the Holder(s). Any Holder of this Warrant or a portion hereof may change its or his address as shown on the Warrant Register by written notice to the Company requesting such change. Any notice or written communication required or permitted to be given to the Holder may be delivered to such Holder as shown on the Warrant Register and at the address shown on the Warrant Register. Until notified of a transfer in accordance with the terms hereof, the Company may treat the Holder as shown on the Warrant Register as the absolute owner of this Warrant for all purposes, notwithstanding any notice to the contrary.

          (b)    Transferability of Warrant.    The Holder further acknowledges and understands that this Warrant and the Warrant Stock may not be resold or otherwise transferred except in a transaction registered under the Securities Act or unless an exemption from such registration is available. The Holder understands that the Warrant and the certificate(s) evidencing the shares of Warrant Stock shall be imprinted with a legend as set forth in Section 9 hereof that prohibits the transfer of such securities unless (i) they are registered or such registration is not required, and (ii) if the transfer is pursuant to an exemption from registration under the Securities Act and, if the Company shall so request in writing, an opinion of counsel reasonably satisfactory to the Company is obtained to the effect that the transaction is so exempt. The requirements of subSection (ii) above shall not apply to any transfer of this Warrant (or the shares of Warrant Stock upon exercise thereof) or any part hereof to any affiliate of the Holder or such other person or entity as the Holder may determine; provided, however, that the transferee shall agree in writing to be bound by the terms of this Warrant as if the original Holder hereof. Any transfer, attempted transfer or other disposition in violation of this Section 7(b) shall be deemed null and void and be of no binding effect.

          (c)    Exchange of Warrant Upon Transfer.    On surrender of this Warrant for exchange, subject to the provisions of this Warrant with respect to compliance with federal and state securities laws and with the limitations on transfers and assignments contained in this Section 7, the Company, at its expense, shall as soon as reasonably possible issue to the Holder a new warrant or warrants of

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  like tenor, in the name of the Holder or as the Holder (on payment by the Holder of any applicable transfer taxes) may direct, for the number of securities issuable upon exercise hereof.

        8.    Loss, Theft, Destruction or Mutilation of Warrant.    Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it and upon surrender and cancellation of this Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of this Warrant.

        9.    Legends.    This Warrant and all Warrant Stock issued upon exercise hereof or any securities issued upon conversion thereof shall be stamped or imprinted with a legend in substantially the following form (in addition to any legend required by state securities laws):

  THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). SUCH SHARES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM. SEEC, INC. MAY REQUIRE AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT PRIOR TO SUCH SALE, TRANSFER, PLEDGE OR HYPOTHECATION THAT A PROPOSED SALE, TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE WITH THE ACT.

        10.    Certain Covenant.    With reference to the provision of the Services (as such term is defined in the Consulting Agreement) to the Company by the Consultant (as such term is defined therein), so long as the Company has not terminated the Consulting Agreement due to the nonperformance by the Consultant, the Company shall request that its board of directors, subject to its fiduciary duties, give due consideration for providing additional compensation to the Holder, to the extent that the Company's cash flows and liabilities for its initial quarters, other benefits and general integration exceed the levels anticipated as a result of the Consultant's contribution. Such compensation would be in the form of cash or options on a number of shares. The exact value and number or options shall be determined by a committee of the Company's board of directors, comprised of directors that are not appointees or related with the Holder, in its sole discretion. Nothing in this Section 10 shall provide any remedy to the Company in the event of the Consultant's nonperformance under the Consulting Agreement except as expressly provided therein; which remedy, solely for the avoidance of doubt, shall be limited to the Company's right, but without any obligation, to terminate the Consulting Agreement in accordance with Section 5 thereof. Further, nothing in this Section 10 shall provide any additional compensation right or remedy to the Holder in the event, in the opinion of such committee of the board, that the Company's cash flows and liabilities for its initial quarters, other benefits and general integration do not exceed the levels anticipated as a result of the Consultant's contribution; in such event, solely for the avoidance of doubt, this Warrant and the warrant appended as Exhibit B-2 to the Consulting Agreement (collectively, the "Performance Warrants") shall be exercisable in accordance with their respective terms for the shares of Warrant Stock as provided herein and therein.

        11.    Miscellaneous.

          (a)    Governing Law.    This Warrant is made in accordance with and shall be construed under the laws of the State of Delaware, other than the conflicts of laws principles thereof.

          (b)    Successors and Assigns.    The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties to this Agreement. Neither the Company nor the Holder may assign, except as expressly contemplated herein, any rights, obligations or benefits under this Warrant without the prior written consent of the other party.

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          (c)    Entire Agreement.    This Warrant, with the Consulting Agreement and the other schedules, exhibits and documents appended hereto and thereto, constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof.

          (d)    Notices.    All notices and other communications required or permitted under this Warrant shall be given in writing and shall be mailed by registered or certified mail, postage prepaid, sent by confirmed facsimile or telecopy, or otherwise delivered by hand, overnight courier or by messenger, addressed (i) if to a Holder, at the Holder's as shown on the Warrant Register, or (ii) if to the Company, one copy should be sent to its address set forth on the first page of this Warrant and addressed to the attention of the Chief Executive Officer, or at such other address as the Company shall have furnished to the Holder in accordance herewith of at least 10 days prior to the date of such notice, with a copy to Cohen & Grigsby, P.C., 11 Stanwix St., 15th Floor, Pittsburgh, PA 15222, Facsimile: 412.209.0672, Attention: Daniel L. Wessels. Each such notice of other communication shall be treated as effective or having been given when delivered if delivered personally, or if sent by mail, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited in a regularly maintained receptacle for the deposit of the United States mail, addressed and mailed as set forth above.

          (e)    Amendment, Modification and Waiver.    Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder. The failure by the parties to assert any right herein shall not be deemed to be a waiver thereof.

          (f)    Separability.    Whenever possible, each provision of this Warrant shall be interpreted in such manner as to be valid, legal, and enforceable under all applicable laws and regulations. If, however, any provision of this Warrant shall be invalid, illegal, or unenforceable under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be invalid, illegal, or unenforceable only to the extent of such invalidity, illegality, or limitation on enforceability without affecting the remaining provisions of this Warrant, or the validity, legality, or enforceability of such provision in any other jurisdiction.

          (g)    Interpretation.    When a reference is made in this Warrant to Exhibits or Schedules, such reference shall be to an Exhibit to this Warrant unless otherwise indicated. The words "include," "includes" and "including" when used in this Warrant shall be deemed in each case to be followed by the words "without limitation." The phrase "provided to," "furnished to," and terms of similar import in this Warrant shall mean that a paper copy of the information referred to has been furnished to the party to whom such information is to be provided. In this Warrant, the phrases "the date hereof," "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to                        , 2003. The headings contained in this Warrant are for reference purposes only and shall not affect in any way the meaning or interpretation of this Warrant.

(This space intentionally left blank)

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        IN WITNESS WHEREOF, the undersigned has caused this Warrant to be executed as of the date set forth above.

SEEC, INC., a Pennsylvania corporation
By:

Name:

Title:

[SIGNATURE PAGE TO WARRANT]

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EXHIBIT A

Notice of Exercise

TO:
SEEC, Inc.
Park One West
Cliff Mine Road, Ste. 200
Pittsburgh, PA 15275
Attn: Chief Executive Officer

        1.    Cash Payment Option—Check this Box    ☐

          The undersigned hereby elects to purchase              shares of Common Stock of SEEC, Inc. pursuant to the terms of this Warrant, and tenders herewith payment of the purchase price of such shares in full.

        2.    Net Issue Exercise Option—Check this Box    ☐

          The undersigned hereby elects to effect the net issue exercise provision of Section 2(b) of this Warrant and receive              shares of Common Stock of SEEC, Inc., pursuant to the terms of this Warrant.

        3.    Please issue a certificate or certificates representing said shares of Common Stock in the name of the undersigned as specified below:

Name:

Address:

        4.    The undersigned hereby represents and warrants that the aforesaid shares of Common Stock are being acquired for the account of the undersigned for investment and not with a view to, or for resale, in connection with the distribution thereof, and that the undersigned has no present intention of distributing or reselling such shares.

(Print Full Name)
(Sign Name)
(Print Title, if applicable)
Date:

EXHIBIT B

Registration Rights

        1.    Registration Rights.    If, at any time after the date hereof, the Company proposes to register any shares of its capital stock under the Securities Act for sale to the public, whether for its own account or for the account of other securityholders or both (including, without limitation, registration statements relating to secondary offerings of shares of the Company's capital stock, but excluding registration statements relating solely to the sale of securities to participants in a Company stock plan, to exchange offers or to non-convertible debt securities or relating solely to corporate reorganizations or other transactions pursuant to Rule 145 under the Securities Act), the Company shall, at such time, promptly give the Holder written notice of such registration, and will afford the Holder an opportunity to include in such registration statement all or any of the Warrant Stock issued or issuable hereunder (for such purposes, the "Registrable Securities"). The Holder shall, within twenty (20) days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. At the time the registration statement is declared effective, the Holder shall be named as a selling securityholder therein and the related prospectus in such a manner as to permit such Holder to deliver such prospectus to purchasers of registered securities in accordance with applicable law.

        2.    Registration Procedures.    In the case of a registration, and any qualification or compliance effected by the Company pursuant to this Section 1 of this Exhibit B, Subject to provisions hereof, and until the Effectiveness Termination Date, the Company shall take the following actions:

          (a)  Promptly prepare and file with the SEC the registration statement in accordance herewith and keep the Holder advised in writing as to the initiation of such registration, qualification and compliance and as to the completion thereof;

          (b)  Use commercially reasonable efforts to cause a registration statement to be declared effective under the Securities Act as soon as practicable thereafter and to keep such registration statement continuously effective under the Securities Act until the earlier of (i) the date that is the later of (A) the second anniversary of the date hereof and (B) the date that neither the Holder nor any of its affiliates is an affiliate of the Company, (ii) such date as all Registrable Securities may be sold in a single three- month period in accordance with Rule 144 under the Securities Act or (iii) such date as all securities registered on such registration statement have been resold (the earlier to occur of (i), (ii) and (iii) is the "Effectiveness Termination Date");

          (c)  Furnish to the Holder such reasonable numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as it may reasonably request in order to facilitate the disposition of Registrable Securities owned by it;

          (d)  Use commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holder for the purpose of permitting the offers and sales of the securities in such jurisdictions, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

          (e)  Notify as soon as reasonably practicable after the Company becomes aware the Holder at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

          (f)    If for any reason it shall be necessary to amend or supplement the registration statement or the prospectus used in connection with such registration statement in order to correct any untrue statements, ensure that the registration statement is not misleading or otherwise to comply with the Securities Act, as promptly as reasonably practicable, prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus as may be necessary to correct such untrue statements, ensure that such registration statement is not misleading or to comply with the provisions of the Securities Act, provided, that to the extent that any statements to be corrected relate to any information provided by the Holder, the Company shall not be obligated to amend the registration statement until the Company has received such corrected information from the Holder and has had a reasonable opportunity to amend or supplement such registration statement or prospectus;

          (g)  If the registration statement ceases to be effective for any reason at any time prior to the Effectiveness Termination Date (other than because all securities registered thereunder have been resold pursuant thereto), use commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness thereof;

          (h)  Cause all such Registrable Securities registered hereunder to be listed or included on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed or included; and

          (i)    Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

In addition, in the event of any underwritten public offering, the Company shall (I) enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering, provided that the Holder also enters into and perform its obligations under such an agreement, and (II) use its best efforts to furnish, at the request of the Holder, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant hereto, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (A) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given in an underwritten public offering (and reasonably acceptable to the counsel for the Holder), addressed to the underwriters, if any, and to the Holder, and (B) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants in an underwritten public offering (and reasonably acceptable to the counsel for the Holder), addressed to the underwriters, to the extent such letter is permitted under generally recognized accounting practice.

        3.    Selling Procedure.

          (a)  Following the date that the registration statement is declared effective by the SEC, the Holder shall be permitted, subject to the provisions hereof, to offer and sell the Registrable Securities included thereon in the manner described in such registration statement during the period of its effectiveness; provided, however, that the Holder arranges for delivery of a current prospectus to the transferee of the Registrable Securities.

          (b)  Notwithstanding the foregoing, or anything contained herein to the contrary, the Company may suspend offers and sales of Registrable Securities pursuant to such registration statement if in the good faith judgment of the Company's Board of Directors, upon the advice of counsel, (i)(A)(I) such registration would be substantially contrary to the bests interests of the Company because (a) it would materially interfere with a material financing plan or other material

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  transaction or negotiations relating thereto then pending, or (b) it would require the disclosure of any material non-public information prior to the time that such information would otherwise be disclosed or be required to be disclosed, if such early disclosure would be substantially contrary to the best interests of the Company, or (II) such registration statement contains or may contain an untrue statement of material fact or omits or may omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Board of Directors concludes, as a result, that it is necessary and appropriate to defer the filing of such registration statement at such time, and (ii) the Company shall furnish to the Holder a certificate signed by the President or Chief Executive Officer of the Company stating the good faith judgment of the Board of Directors to such effect, then the Company shall have the right to defer such filing only for the period during which such filing would be substantially contrary to the best interests of the Company (a "Suspension"); provided, however, that the aggregate number of days included in such periods of Suspension shall not exceed ninety (90) days in any twelve (12) month period. In the event of any Suspension, the Holder shall discontinue disposition of Registrable Securities covered by the registration statement until copies of a supplemented or amended prospectus are distributed to the Holder or until the Holder is advised in writing by the Company that the use of the applicable prospectus may be resumed.

        4.    Expenses of Registration.    All expenses incurred in connection with the registrations pursuant hereto (including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of one counsel for the Company and reasonable fees and disbursements of counsel to the Holder, blue sky fees and expenses, and the expense of any special audits incident to or required by any such registration shall be borne by the Company other than expenses relating to (a) the compensation of regular employees of the Company, which shall be paid in any event by the Company, and (b) all underwriting discounts and selling commissions applicable to a sale of the Registrable Securities, which shall be borne by the Holder.

        5.    Indemnification.

          (a)  The Company shall indemnify the Holder, its officers, directors, employees, partners, affiliates, agents, representatives and legal counsel, and each person controlling (or deemed controlling) the Holder within the meaning of the Securities Act, (collectively, the "Holder's Agents") with respect to which registration, qualification or compliance has been effected pursuant to this Exhibit B, against all claims, losses, damages and liabilities (or actions in respect thereof), joint or several, arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statement and amendments or supplements thereto, notification or the like) incident to any such registration, qualification or compliance, (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, or (iii) any violation by the Company of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any rule or regulation promulgated thereunder applicable to the Company in connection with any such registration, qualification or compliance, and shall reimburse the Holder, and the Holder's Agents, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein or furnished in writing by such Holder to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein.

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          (b)  The Holder shall indemnify the Company, its officers, directors, employees, affiliates, agents, representatives, legal counsel, independent accountant, and each person controlling the Company within the meaning of the Securities Act (collectively, the "Company's Agents"), against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like), or (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and shall reimburse the Company and the Company's Agents for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, as incurred; provided, however, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such prospectus, offering circular or other similar document or any amendments or supplements thereto (including any related registration statements and any amendments or supplements thereto, notification and the like) in reliance upon and in conformity with written information furnished in writing to the Company by an instrument duly executed by the Holder and stated to be specifically for use therein or furnished by the Holder to the Company in response to a request by the Company stating specifically that such information shall be used by the Company therein; provided, further, that the indemnity agreement provided in this Section 5(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the prior written consent of the Holder, which consent shall not be unreasonably withheld, unless such consent is obtained in accordance with Section 5(c) hereof. In no event shall the Holder's indemnification obligation exceed the net proceeds received from its sale of Registrable Securities in such offering.

          (c)  Each party entitled to indemnification under this Section 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has received written notice of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, however, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld). The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall bear the expense of such defense of the Indemnified Party if representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest. The failure of any Indemnified Party to give notice within a reasonable period of time as provided herein shall relieve the Indemnifying Party of its obligations under this Section 5, but only to the extent that such failure to give notice shall materially adversely prejudice the Indemnifying Party in the defense of any such claim or any such litigation. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the written consent of each Indemnified Party (which shall not be unreasonably withheld), consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

          (d)  If the indemnification provided for in this Section 5 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any loss, liability, claim, damage or expense referred to therein, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and of the

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  Indemnified Party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations; provided, however, that in no event shall any contribution by an Holder under this Section 4 exceed the net proceeds from the offering received by such Holder. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

          (e)  The obligations of the Company and the Holder under this Section 5 shall survive the completion of any offering of the Registrable Securities in a registration statement pursuant to this Exhibit B, any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

        6.    Information by the Holder.    As a condition precedent to the obligations of the Company under this Exhibit B, the Holder shall furnish to the Company all such information and materials regarding the Holder and the distribution proposed by the Holder as the Company may reasonably request in writing in connection with any registration, qualification or compliance referred to herein. The Holder will promptly notify the Company in writing of any changes in the information set forth in the registration statement after it is prepared regarding the Holder or its plan of distribution to the extent required by applicable law.

        7.    Inclusion of Additional Securities.    The Company may include additional Company securities in any registration pursuant hereto hereof for its own account and by other parties in amounts as determined by the Company's Board of Directors, provided that any such inclusion does not (i) reduce the number of Registrable Securities (or other securities of the Holder) which are included in the registration statement filed pursuant to this Exhibit B or otherwise materially and adversely affect the rights of the Holder hereunder, or (ii) cause Form S-3 to be unavailable under the Securities Act for such registration due to the nature of the additional securities to be so included.

        8.    Allocation of Registration Opportunities.    In connection with any offering involving an underwriting of shares of the Company's capital stock pursuant hereto, the Company shall not be required to include any of the Registrable Securities in such underwriting unless the Holder accepts the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as the underwriters determine in good faith will not jeopardize the success of the offering. If the total amount of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the amount of securities that the underwriters determine in good faith is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including the Registrable Securities, which the underwriters determine in good faith will not jeopardize the success of the offering. In such an event and to the extent necessary to comply with the foregoing, the managing underwriter shall limit or exclude up to all of the securities of holders of capital stock of the Company as follows: (i) first, among securities requested to be included in such registration by any stockholder of the Company other than (A) the Holder or (B) any holders of Company securities with a contractual right to affirmatively require the Company to file a registration statement relating to such holders' securities (each, a "Demand Right Holder"); (ii) second, among the Registrable Securities requested to be included in such registration by the Holder but in no event shall the amount of such Registrable Securities be reduced below twenty-five percent (25%) of total amount of securities included in such offering (calculated, for the purposes hereof, in the aggregate with the securities held by the holder of any other Warrant, or portion thereof, issued pursuant to the Consulting Agreement); (iii) third, among the securities of the Company (i.e., primary shares); and (iv) fourth, among the securities of the Demand Right Holders, if any. For purposes of the preceding provisions concerning apportionment, for

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any Holder which is a partnership or corporation, the partners, retired partners and stockholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single Holder for the purposes hereof, and any pro-rata reduction with respect to such Holder shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such Holder (as described herein).

        9.    Termination of Registration Rights.    All rights and obligations provided for in this Exhibit B (except for in Section 5 hereof, which rights and obligations shall survive) shall terminate on the Effectiveness Termination Date.

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SIGNATURES
EXHIBITS
VOTING AGREEMENT
CONSENT AND AGREEMENT
EXHIBIT A Schedule of Bridge Lenders
EXHIBIT B Form of Opinion of Buyer Counsel to Bridge Lenders
EXHIBIT C Form of Bridge Lender Representation Statement
EXHIBIT D Representation and Warranties of the Buyer
EXHIBIT E Form of KPCB Consulting Agreement
CONSULTING AGREEMENT
EXHIBIT A Description of Services
EXHIBIT B-1 Form of Warrant
EXHIBIT B-2 Form of Performance Warrant 1
EXHIBIT B-3 Form of Performance Warrant 2
EXHIBIT C Form of Opinion of Company Counsel
EXHIBIT A Notice of Exercise
EXHIBIT B Registration Rights
EXHIBIT A Notice of Exercise
EXHIBIT B Registration Rights
EXHIBIT A Notice of Exercise
EXHIBIT B Registration Rights